03045135

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Metropolitan Holdings Ltd. ~~New Africa Capital Ltd~~

*CURRENT ADDRESS: Bongiwe Gobodo-Mbomvu
Parc du Cap 7
Mispel Road, Bellville 7530
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34755 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS
DAT : 12/5/03

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

ANNUAL REPORT 2001



METROPOLITAN

NEW AFRICA CAPITAL

CONTENTS

BUSINESS CONCEPT

World-class, ***Africa-based*** business providing aspirational individuals ***with customised financial services*** that PROTECT and GROW their assets

BUSINESS OBJECTIVE

OPTIMUM RETURNS FOR ALL STAKEHOLDERS

excellent margins for *shareholders*

outstanding value for *customers*

exceptional advantages for *staff*

enhanced opportunities for *community*

KEY AREAS OF BUSINESS FOCUS

- performance
- customer centricity
- empowerment
- entrepreneurship
- innovation
- marketing and communication

BUSINESS VALUES

Trust, respect, honesty • Service excellence • People development Stakeholder reward and recognition • Responsibility and accountability • Equal opportunity • Communication • Performance Social responsibility • Participation and teamwork

FINANCIAL HIGHLIGHTS

KEY INDICATORS

embedded value grows to *R10.79 per share*

restructuring of group and unbundling from NAIL *completed*

positive cashflow *of R4.2 billion*

total premium income from continuing operations *up by 27%*

excess of assets over liabilities *of R6 billion*

increase in Metropolitan Employee Benefits total premium income *of 30%*

DIVIDEND, EARNINGS AND HEADLINE EARNINGS PER SHARE


cents
100
80
60
40
20
0
1997
1998
1999
2000
2001
Dividend
Earnings
Headline earnings

ADMINISTRATION EXPENSES AS A % OF TOTAL PREMIUMS


%
14
12
10
8
6
4
2
0
1997
1998
1999
2000
2001

ANALYSIS OF HEADLINE EARNINGS

	12 mths to 31.12.2001 Rm	15 mths to 31.12.2000 Rm
Metropolitan Life	**137**	291
Metropolitan Employee Benefits	**99**	97
Metropolitan Odyssey	**7**	7
Commercial Union Life	**46**	62
Metropolitan Namibia	**(11)**	3
Metropolitan Botswana	**(1)**	6
New Africa Capital	**1**	-
Health administration	**20**	24
Metropolitan Asset Managers	**22**	17
CGU	**-**	36
Metropolitan Unit Trusts	**3**	-
Ovation	**(8)**	(22)
Other subsidiaries	**(10)**	(1)
	305	520
Investment income	**148**	300
Income tax	**(74)**	(121)
Headline earnings	**379**	699
Goodwill	**(42)**	(46)
Adjustment for Commercial Union Life (90:10)	**35**	52
FSV profit	**372**	705

TOTAL NEW BUSINESS: LIFE


2001
2000

	2001 %	2000 %
General intermediary channel	**39**	40
Direct writers	**43**	58
Metropolitan Direct	**7**	2
MARS - since July 2001	**11**	-

Premium income per business


Rm
3 500
3 000
2 500
2 000
1 500
1 000
500
0
A B C D E F
2001 2000
A Metropolitan Life
B Metropolitan Employee Benefits
C Metropolitan Odyssey
D Metropolitan Namibia
E Metropolitan Botswana
F Commercial Union Life

Assets under management


Rm
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
1997 1998 1999 2000 2001
On balance sheet assets
3rd party assets

Premium income per business

	12 mths to 31.12.2001 Rm	12 mths to 31.12.2000 Rm
Metropolitan Life	**3 161**	2 540
Metropolitan Employee Benefits	**2 752**	2 115
Metropolitan Odyssey	**329**	290
Metropolitan Namibia	**296**	230
Metropolitan Botswana	**112**	71
Commercial Union Life	**359**	459
Total premiums	**7 009**	5 705

Assets under management

	2001 Rm	2000 Rm
Metropolitan Life Ltd	**23 625**	22 283
Metropolitan Odyssey	**1 609**	1 172
Commercial Union Life	**5 091**	5 219
Metropolitan Namibia	**785**	571
Metropolitan Botswana	**221**	92.
Asset management	**2 095**	62
Health administration	**400**	93
On balance sheet	**33 826**	29 492
Third party assets	**8 011**	6 285
Total assets	**41 837**	35 777

Funds received from clients

	Gross inflow Rm	Gross outflow Rm	Net inflow 12 mths to 31.12.2001 Rm	Net inflow 12 mths to 31.12.2000 Rm
Metropolitan	**5 913**	**2 883**	**3 030**	2 181
Life	**3 171**	**1 721**	**1 450**	1 020
Employee benefits	**2 781**	**1 189**	**1 592**	1 179
Re-insurance	**(39)**	**(27)**	**(12)**	(18)
Metropolitan Odyssey	**329**	**210**	**119**	80
Commercial Union Life	**359**	**1 202**	**(843)**	(288)
Metropolitan Namibia	**296**	**163**	**133**	100
Metropolitan Botswana	**112**	**35**	**77**	60
Total premiums/claims	**7 009**	**4 493**	**2 516**	2 133
Health administration	**4 270**	**3 911**	**359**	315
Asset management	**3 729**	**2 312**	**1 417**	241
	15 008	**10 716**	**4 292**	2 689

FIVE YEAR REVIEW

	Compound growth pa % (i)	2001 US$m (ii)	2001 Rm (ii)	2000 Rm (iii)	1999 Rm (iv)	1998 Rm (iv)	1997 Rm (iv)
Total assets under management	30.7	3 461	**41 837**	35 777	25 854	13 113	13 425
Total assets per balance sheet	25.0	2 798	**33 826**	29 492	22 036	12 351	13 107
Third party assets	113.7	663	**8 011**	6 285	3 818	762	318
Long-term insurance fund	21.8	2 237	**27 048**	25 763	19 044	10 564	11 714
Actuarial value of policy liabilities		2 167	**26 200**	22 181	16 377*	-	-
Excess of assets over liabilities		492	**5 949**	5 917	4 643*	-	-
Capital adequacy reserve (CAR)			**1 397**	1 190	1 246*	-	-
CAR cover (times)			**4.3**	5.0	3.7*		
Inflows							
Premium income	28.3	802	**7 009**	7 106	4 927	3 167	2 431
Recurring premiums	17.1	468	**4 087**	4 938	3 476	2 430	2 088
Single premiums	65.5	334	**2 922**	2 168	1 451	737	343
Investment return	17.0	381	**3 334**	6 373	3 269	(1 534)	1 712
Investment income	28.3	265	**2 317**	2 071	1 376	916	804
Realised and unrealised changes in market value of investments	2.7	116	**1 017**	4 302	1 893	(2 450)	908
Revenue – administration business		49	**427**	312	65	5	-
Total inflows	25.2	1 232	**10 770**	13 791	8 261	1 638	4 143
Outflows							
Policyholders' benefits paid	40.2	514	**4 493**	4 384	2 775	1 433	1 069
Sales and distribution costs	4.7	66	**575**	731	548	471	473
Administration expenses	19.8	76	**665**	702	578	360	309
Expenses – administration business		44	**382**	289	59	2	-
Tax	62.5	36	**315**	368	123	59	40
Total outflows	33.4	736	**6 430**	6 474	4 083	2 325	1 891
Net funds invested	16.7	496	**4 340**	7 317	4 178	(687)	2 252
Administration expenses as a % of premium income	(5.7)	9.5	**9.5**	9.9	11.7	11.4	12.7
Shareholders' net profit	(4.6)	44	**385**	558	503	384	471
R/US$ exchange at year-end	25.1		**12.09**	7.57	6.02	6.03	4.67
Average R/US$ exchange rate for year	16.5		**8.74**	6.13	6.02	5.29	4.57

	Compound growth pa % (i)	2001 US$ (ii)	2001 (ii)	2000 (iii)	1999 (iv)	1998 (iv)	1997 (iv)
Earnings per share (cents)	(5.7)	6.10	**53.32**	78.56	72.37	55.43	68.42
Headline earnings per share (cents)	(6.0)	6.01	**52.49**	98.46	75.82	55.43	68.42
Dividend per share (cents) (v)	18.5	4.00	**35.00**	31.00	25.50	20.50	17.00
Dividend cover (headline earnings)	(20.7)	1.50	**1.50**	3.18	2.97	2.70	4.02
Total number of issued shares (million) (viii)	0.3	700	**700**	712	700	694	690
Share price at year-end (cents)	(5.8)	66	**800**	980	690	770	1 030
Market capitalisation (million)	(5.5)	461	**5 600**	6 978	4 830	5 344	7 107
Embedded value (million)		625	**7 553**	7 247	5 718#	-	-
Embedded value per share (cents)		89	**1 079**	1 018	817#	-	-
Return on embedded value (%) (vi)			**7.5**	24.2	-	-	-
New business written (Rm)							
Recurring premiums		73	**639**	946	715		
Individual life		55	**484**	705	509		
Employee benefits		18	**155**	241	206		
Single premiums		342	**2 991**	2 168	1 452		
Individual life		118	**1 033**	453	610		
Employee benefits		224	**1 958**	1 715	842		
Number of in-force policies							
Individual life			**3.0**	3.0	3.1		
Number of employees	(0.8)		**6 054**	6 087	6 071	5 939	6 258
Indoor	10.5		**3 898**	3 681	3 180	2 659	2 550
Field	(12.0)		**2 156**	2 406	2 891	3 280	3 708
Consumer price index (vii)	5.8		**127.2**	121.1	115.1	106.9	100.0
CPI adjusted figures							
Premium income (Rm)	21.2		**5 510**	5 868	4 280	2 963	2 431
Earnings per share (cents)	(10.9)		**41.92**	64.87	62.87	51.86	68.42
Dividend per share (cents)	12.0		**27.52**	31.79	22.15	19.18	17.00
Share price at year-end (cents)	(11.0)		**629**	809	599	720	1 030

(i) Over four and a quarter years, where applicable, and based on rand amounts

(ii) Financial year ended 31 December (12 months)

(iii) Financial period ended 31 December (15 months)

(iv) Financial year ended 30 September (12 months)

(v) Excluding a special last quarter dividend of 7.50 cents per share in 2000 and a centenary dividend of 10.00 cents per share in 1998

(vi) Growth in embedded value (before dividend and after increase in share capital) as a percentage of the embedded value at the beginning of the year

(vii) Consumer price index - metropolitan areas as disclosed by Statistics South Africa (average over reporting year). The 1997 base value was set at 100.

(viii) 2001 net of 28 million treasury shares

- Information not comparable

* Pro-forma

Restated

OBJECTIVES	ACHIEVEMENTS
Restructuring of Metropolitan and NAIL	This project is complete. Metropolitan's listing on the JSE Securities Exchange South Africa and secondary listing on the Namibian Stock Exchange were terminated on 20 September 2001. New Africa Capital was listed on both exchanges on 21 September 2001. NAIL has distributed all but 5% of its shareholding in New Africa Capital to its shareholders. We continue to work on initiatives to enhance our empowerment shareholding. However, it must be pointed out that we do not have any form of voting pool in place. The clear focus of the group continues to be on providing competitive returns to shareholders.
Enhance capital management for the group	This includes the allocation of capital to the businesses, managing the capital requirements of products and reducing the cost of capital through improved asset and liability matching. An amount of R1.8 billion has been transferred to New Africa Capital. We believe that the current level of capitalisation of Metropolitan Life (given the statutory CAR requirements) is appropriate and we will review this again at the commencement of the next financial year. This project is ongoing.
Share Buy-Back – New Africa Capital	Up to 26 March 2002, we had bought 41 million shares at a discount to embedded value for a total amount of R344 million. The shares are currently held in Metropolitan Life Limited as treasury stock. In total New Africa Capital owns 10% of the shares in the group, being 4.4% held for the account of policyholders and 5.6% held as treasury stock for shareholders.
Conduct in-depth market research	An effective market research/planning capability, which includes market segmentation, has been established. The various market segments have been defined and the unit is currently busy with the implementation of the segmentation strategy on a group-wide basis. An extensive market segmentation study was conducted which resulted in the creation of financial sophistication measures (FSMs) which segment the market according to users' financial sophistication. Income is only one of the FSM dimensions. The segmentation has been enthusiastically accepted by the businesses and is presently being rolled out in the field.
Align products, distribution channels and marketing with our target markets	• The Metropolitan Advisory and Retail Services (MARS) broker channel has been established. • The Metropolitan Odyssey distribution channel has been integrated with MARS. • A general intermediary channel (GIC) has been established in Metropolitan Life, focussing on the small, independent brokers. • Voluntary group schemes has been re-launched as a separate division within Metropolitan Life, targeting the lower FSM segments. • An initial alignment has been performed of products, distribution channels and different market segments that will also form the departure point for the portfolio management of the group's products.

OBJECTIVES	ACHIEVEMENTS
Increase visibility and market share in Gauteng	Project Goldrush is a strategic market penetration initiative that aims to achieve significant growth and improved market share (primarily focused on Metropolitan Life) in the Gauteng region.
Introduce customer relationship management	The first phase of the project is nearly complete and all the Metropolitan businesses have agreed to a group customer relationship management strategy. The project is ongoing.
Establish effective partner relationship management	A partner relationship management project is currently underway to manage key business partners for the group.
Engage proactively with government	Various initiatives have been launched. ● Representatives from Metropolitan Life played an active role in the resolution of the Persal issue. ● There is ongoing consultation between government and the Metropolitan AIDS Research Unit with regard to the impact of this disease on society.
Engage national government in dealing with the processes initiated after the resolution of the Persal issue – To ensure compliance with the regulations	New business (although at lower levels than previously) is being accepted on the system now that the capping of deductions has come into effect. The increased cost of using the switch mechanism put in place at government's insistence to ensure compliance with the regulations will amount to some R4.4m for New Africa Capital in 2002. The rationalisation process of clients' portfolios is proceeding well and is in fact progressing better than originally anticipated. The joint campaign with the Banking Council to educate government employees on the rationalisation process is gaining momentum. Two call centres are operational and information booklets in a variety of languages have been published and distributed.
Restructure Metropolitan Life's customer services	In order to meet the challenge of improving levels of customer service whilst reducing costs, Metropolitan Life decided to remodel its customer service offering in offices remote from head office, and to expand the services offered via a call centre. Joint ventures will be entered into in order to increase convenience to the customer. To date agreements have been concluded and implemented with the SA Post Office and EasyPay, allowing cash premiums to be paid at any Post Office, as well as supermarkets and other retail outlets (such as Pick 'n Pay, Shoprite, etc). The life company will be optimising the delivery of face-to-face service in the customer service offices, as well as maximising utilisation of the call centres. Functions that can be provided at the call centres will be channelled there, and offices providing those functions will be closed. The range of functions that can be offered via the call centres will also be expanded. These initiatives have had a positive impact on the cost of the customer service office infrastructure.

BOARD OF DIRECTORS

GLORIA TOMATOE SEROBE ○◇▽ 42, B Com, MBA
Group chairman of New Africa Capital and chairman of Metropolitan Life, Gloria Tomatoe Serobe is currently chief executive of Wipcapital, a wholly owned subsidiary of women's empowerment group Women Investment Portfolio Holdings (Wiphold), of which she is a founder member. Her professional experience includes various executive positions at Transnet, Exxon Corporation USA, Munich Reinsurance Company of South Africa, the Premier Group and Standard Corporate and Merchant Bank. Mrs Serobe also chairs the Export Credit Insurance Corporation and the audit committee of the department of trade & industry and holds non-executive directorships of Alliance Capital Southern Africa Fund, New Africa Investments Limited, JSE Securities Exchange South Africa, UCT Graduate School of Business and Wiphold. □ 2001

PETER DOYLE ○△◇▽ 46, B Bus Sc, FFA, CFP
As group chief executive, Peter Doyle also serves on the board of Metropolitan Life Limited and various other subsidiary companies. □ 1997

ABEL SITHOLE ○△◇ 39, BA, MBA, CFP
Executive director of New Africa Capital, chief executive of Metropolitan Employee Benefits and joint managing director of Metropolitan Life Limited, Abel Sithole was formerly chief executive and principal officer of the Eskom Pension and Provident Fund. Prior to that he held a senior executive position at Southern Life. □ 2001

PRESTON SPECKMANN ○◇ 45, B Compt (Hons), CA (SA)
Prior to joining New Africa Capital, group finance director Preston Speckmann was with Old Mutual, where he was responsible for the accounting aspects of their demutualisation and listing. Previously he was an audit partner at Coopers & Lybrand and held directorships in the Pepkor Group and Seagram SA. He serves on the boards of Metropolitan Life Limited, Metropolitan Health and Metropolitan Health Holdings. □ 1999

NTUTHUKOYEZWE BUTHELEZI △ 47, BA
Nthuthukoyezwe Buthelezi is the business development director of Compass Group Southern Africa. He also serves on the boards of St Johns and the Maths Centre for Professional Training. He is a Member of Council of St Peter's School, deputy chairman of Business Against Crime Gauteng, chairman of Khumbula Zulu Craft, trustee of Pambi Trust (Pamodzi) and chairman of ZuluCom, a company in partnership with Siemens and Gijima. □ 1996

IRENE CHARNLEY △ 41, CPIR, MAP
Irene Charnley is currently commercial director of Johnnic Holdings, executive director of M-Cell and chairman of Orbicom. Other directorships include M-Net, Mobile Telephone Networks Holdings and Airborn. □ 2001

PROF WILLIE ESTERHUYSE △▽ 65, D Phil
Willie Esterhuyse is a part-time professor in business ethics at the Graduate School of Business, University of Stellenbosch and part-time lecturer on management programmes at the Graduate School of Business, UCT. He also serves on the boards of Murray & Roberts, Medi-Clinic, Optivest/Plexus Asset Management and Barinor Vintners. □ 1991

DIRECTORS (from left to right) John Newbury, Johan van Reenen, Abel Sithole, Professor Willie Esterhuyse, Marius Smith, Dr Franklin Sonn, Sandile Zungu, Irene Charnley, Ntuthukoyezwe Buthelezi, Preston Speckmann, Gloria Tomatoe Serobe, Peter Doyle, Dr Ian Goldin, Syd Muller and Moss Ngoasheng



Dr Ian Goldin ◇ 47, B Sc, BA (Hons), M Sc, D Phil
Ian Goldin is senior policy adviser to the World Bank in Washington DC. He has been an adviser to the South African government as well as advising on development policy to President Clinton's Council of Economic Advisors. He has also served in an advisory capacity on development finance and macro-economic development issues in countries such as Argentina, Australia, Brazil, China, Poland and Tanzania. □ 2001

Syd Muller ○◇ 53, B Com (Hons), MBA, CA (SA), AMP (Harvard)
Syd Muller was formerly the chairman of Woolworths Holdings and a director of other companies in the Wooltru group. □ 1994

John Newbury ○▽ 59
John Newbury serves on the boards of various companies, including Santam, Malbak, Dunlop Africa and VenFin. He is also active on the boards of various private companies. □ 1993

Moss Ngoasheng 44, BA, B Soc Sc, M Phil
As a co-founder of Safika Holdings, Moss Ngoasheng assumed the executive chairmanship of the investment group in July 2000. Prior to that he was economic adviser to President/Deputy President Thabo Mbeki (1995 – 2000). From 1990 to 1994 he was economic policy consultant to the ANC during which time he helped to set up the party's economic development unit. Mr Ngoasheng has held several academic posts involving both research and lecturing and has consulted widely on economic and business strategy to both the public and private sector. □ 2001

Marius Smith ○◇ B Com, FFA
Managing director of Metropolitan Life Limited from January 1991 to April 1998, Marius Smith chairs the audit and actuarial committee and also serves on the boards of Metropolitan Namibia, Sasfin Holdings, Prodigy Asset Management, Union Alliance Financial Services, Company Unique Finance and Sasfin Bank. □ 1988

Dr Franklin Sonn △ 62, BA (Hons), STD, FIAC
Former ambassador to the United States, Franklin Sonn is the recipient of 14 honorary doctorates and has held many distinguished positions. He was rector of the Peninsula Technikon from 1978 to 1994. Although he terminated all his directorships when he became ambassador in 1995, he is once again serving on the boards of many companies, including Absa Bank and SAPPI. He is senior vice-president of the Afrikaanse Handelsinstituut, a member of the Nelson Mandela Foundation & Children's Fund and the holder of the prestigious International Salute Award in honour of Dr Martin Luther King (1996). He is currently the executive chairman of Africa Group Corporation, an employee benefits and financial services company. □ 1999

Johan van Reenen ◇▽ 47, B Sc (Hons), MBA
Currently chief executive of Winecorp Holdings, Johan has a wealth of expertise and experience in the asset management arena, both locally and internationally, gained while he was executive director: Genbel Securities from 1996 to 2001, and managing director of Gensec Asset Management from 1998 to 2000. He is a trustee of the Gensec NSA Private Equity Fund and has chaired the board of trustees of the University of the Free State Foundation since 1997. □ 2001

Sandile Zungu △ 35, B Sc, MBA
Previously executive director: group strategy and empowerment of New Africa Investments Limited Sandile Zungu currently serves on the boards of DENEL, SARHWU Investment Holdings, Clover Holdings, Trade and Investment KwaZulu Natal and UCT GSB Advisory Board. □ 2001

○ Member of the audit and actuarial committee
△ Member of the human resources and empowerment committee
▽ Member of the remuneration committee
◇ Member of the investment committee
□ Year appointed to the board



OPERATIONAL STRUCTURE

NEW AFRICA CAPITAL INSURANCE BUSINESS

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

METROPOLITAN LIFE

Development, distribution and administration of:
- individual life investment and risk products
- targeting the middle and lower income markets

METROPOLITAN EMPLOYEE BENEFITS

All aspects of retirement fund business, including
- investment
- risk management
- administration
- actuarial consulting
- AIDS advisory and research services

METROPOLITAN ADVISORY & RETAIL SERVICES (MARS)

Distribution of
- individual life investment and risk products
- targeting the upper and middle income markets
- supplied by product houses within the group
- via selected brokers and brokerages

METROPOLITAN DIRECT

Use of alternate distribution channels such as
- direct mail and
- telemarketing
- for the distribution of packaged financial services products
- sourced on a group-wide basis

METROPOLITAN GROUP SCHEMES

Development, distribution and administration of
- individual life investment and risk products
- sold on a voluntary group basis
- targeting the lower income market

THE VIRTUAL SERVICES GROUP

Development of e-commerce opportunities involving
- customer and partner interface solutions for the group
- joint ventures and partnerships outside the group
- web-based portals

METROPOLITAN ODYSSEY

Development and administration of
- individual life investment and risk products
- targeting the upper income market

INTERNATIONAL BUSINESS

Widening the geographic spread of the group
- by opening up new markets
- particularly in Africa but also elsewhere in the developing world

COMMERCIAL UNION LIFE

A closed book of
- individual life and
- employee benefits business

GROUP SUPPORT SERVICES

LEGAL STRUCTURE

NEW AFRICA CAPITAL
INSURANCE BUSINESS


NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP
SUPPORT

LEGAL STRUCTURE

NEW AFRICA CAPITAL
INSURANCE BUSINESS



NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP
METROPOLITAN ODYSSEY
NAMIBIA
COMMERCIAL UNION LIFE
METROPOLITAN LIFE
GROUP SUPPORT SERVICES

LEGAL STRUCTURE

NEW AFRICA CAPITAL
NON-INSURANCE BUSINESS



NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP
UNIT TRUSTS
SUPPORT

LEGAL STRUCTURE

NEW AFRICA CAPITAL
NON-INSURANCE BUSINESS



NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP
METROPOLITAN
HEALTH HOLDINGS

OPERATIONAL STRUCTURE

NEW AFRICA CAPITAL
NON-INSURANCE BUSINESS

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

METROPOLITAN HEALTH GROUP

Provision of
- medical aid administration services
- health risk management strategies
- electronic administration system franchising
- to both corporate and retail healthcare schemes

METROPOLITAN ASSET MANAGERS

All aspects of asset management including
- asset management for retirement funds
- unit trust management
- property management and administration
- on behalf of all businesses within the group and third parties

GROUP SUPPORT SERVICES



GLORIA TOMATOE SEROBE
Group chairman

SOUTH AFRICA MADE THE ADJUSTMENT TO THE NEW WORLD ORDER MUCH EARLIER THAN MOST COUNTRIES, AND THEREFORE WE ARE IN A STRONGER POSITION, MORALLY AND ECONOMICALLY, TO TAKE ADVANTAGE OF OPPORTUNITIES OFFERED BY THESE CHANGES.

2001 was a year of dramatic events. It saw the beginning of a new era in geopolitical transition, with the accompanying adjustment to financial markets. Internationally South Africa has been relatively isolated from the severe global recession and general instability, having already dealt with the economic impact of major changes that took place over the past ten years.

During 2001 the world's focus was on the USA, not only because of its exclusive superpower status, but also as the economic juggernaut on which the whole world relies to fuel their trade-dependent economies.

The attacks on the US's political and financial capitals exacerbated the recession in that country, and it spread to the rest of the industrialised world. Low inflation rates allowed central banks to respond to this slowdown by dramatically cutting interest rates. Resulting policy responses, designed to stimulate markets, improved the growth outlook and investment sentiment.

THE LOCAL ECONOMY

The South African economy did better than most emerging economies, considering the major global slowdown and our dependence on export revenues. The year's slowdown in real economic growth was the result of both the global slowdown, and because of a lack of domestic stimulation. The rand's collapse during 2001 brought many challenges, but also numerous opportunities. Many South African industries suddenly became very globally competitive, both in terms of quality and price.

Globalisation took a new direction, with the emphasis shifting back to efficiency and profitability. Being globally competitive, South Africa is well placed to make use of scarce capital.

The challenges for 2002 are daunting, but not overwhelming. The inflation targeting policy is under severe pressure given the disappointing growth rate and mounting inflationary pressures.

The major problem in the SA economy revolves mainly around saving and investment. South Africa does not generate enough domestic savings for its investment needs, making the country dependent on foreign capital for domestic investment. The level of personal savings in this country is so low that the savings ratio has been mostly negative in recent years. Economic growth slowed sharply during 2001, not only as a result of slowing global growth, but also because of a lack of domestic growth stimulus. In real terms, tax and interest rate cuts introduced during 2001 have been neutral, and additional growth stimulus is required if better growth is to be expected in 2002.

To generate more domestic saving, the ability of individual households to save needs to improve. This can be done in two ways - by improving the savings infrastructure and incentives to save, and by improving domestic income levels. The higher income and employment needed for savings generation will require economic growth, which in turn calls for investment. Domestic savings do not increase overnight, and until we are able to improve the domestic savings ratio, we will be dependent on foreign investment capital. Foreign investors, however, are only interested in economies that can demonstrate ample growth. To achieve that status, government will have to introduce growth-orientated policies that include more urgent privatisation programmes and specific incentives for business investments. A campaign to eradicate aspects hampering economic growth and investment, including high levels of crime in certain areas and the HIV/AIDS epidemic, must enjoy top priority.

The creation of New Africa Capital

In 2001, we held fast to our commitment of restructuring Metropolitan to become a focused financial services group with a clear vision. One of the main reasons for the restructuring was to further enhance value for all stakeholders. The final result of this exercise was the listing of New Africa Capital Financial Services Group on the JSE Securities Exchange South Africa on 21 September 2001. The Metropolitan brand, the third strongest insurance brand in terms of awareness in the local financial services industry, was nevertheless retained at operational level. It was important to retain the Metropolitan brand for the different businesses as it is well known by clients and is synonymous with a great deal of client loyalty, which we want to build on in future.

Our new structure allows us to achieve our business objectives, including superior value for the full stakeholder spectrum. It also ensures greater transparency in capital allocation, and is the first step to ensuring more proactive and effective capital management. What is also important is that separating life subsidiaries from non-life subsidiaries simplifies financial reporting and facilitates disclosure.

In the process we have acquired and integrated several smaller businesses to become a diversified financial services group that provides competitive products and services to the highly contested markets we serve. We will continue with strategically sound acquisitions and consolidate operations in our chosen markets - some of which we dominate.

Another challenge is to enter other African markets and become the dominant player on our continent. Finally, our major thrust into Gauteng, arguably the most concentrated and competitive market in the country, is paying dividends. We are improving and increasing our business flows from this market, in which we have been under-represented to date.

Political stability

South Africa is enjoying political stability, and this bodes well for the future. It means our democracy is firmly entrenched and attracting a lot of overseas interest. The rest of the world expects South Africa to influence political developments in our neighbouring countries. This is indeed a huge compliment and we have every reason to be proud of ourselves.

The government firmed its grip on provincial government by forming a coalition government with the New National Party in the Western Cape, the same as in KwaZulu-Natal. It controls the other seven provinces. It is significant that no violence was involved with this change in power, which testifies to the integrity of our democracy. Another sign of normalisation is the improvement in matriculation results - a direct benefit of fewer disruptions to the education system. The stabilisation of this sector has long-term benefits for our country and the future of South Africa. Our congratulations go to the national department of education and provincial departments for the improvement in results.

There is also clear evidence of government's delivery of services – the houses being built for low-income groups are an example. They may not be grandiose, but they are a roof over the head and a vast improvement on squatter accommodation. While provincial government is coming into its own, more should be done about local government, which remains under-skilled and under-resourced. The cleanliness of many cities and electricity supply in some towns are still issues of major concern. The overall picture is nevertheless one of progress.

CHAIRMAN'S STATEMENT

Figures released by public safety and security minister Steve Tshwete show that in some provinces the police are winning the battle against violent and serious crimes such as car hijackings and bank robberies. However, the fight against lesser crimes, the crimes of poverty, is far from over. It is only when there is a significant decrease in petty thefts, housebreaking and muggings that we will be able to say the battle against poverty is being won.

As far as the SADC region is concerned, Zimbabwe has been a major destabilising influence. We all held our breath in the run-up to the elections, but these are now in the past and we hope that Zimbabwe, like Zambia, will soon return to normal. Swaziland continues to have to deal with pro-democracy demands, Lesotho is reeling from the effects of poverty and Namibia is battling valiantly to meet the demands of a weak economy while AIDS is ravaging Botswana. Mozambique is recovering magnificently from its civil war and the country is in a growth mode, but unfortunately the same cannot be said of Angola.

Despite the progress that has been achieved, the SADC will have to work hard at convincing the rest of the world of its ability to become a more stable region.

GOVERNMENT AND BLACK ECONOMIC EMPOWERMENT

The government has responded to recommendations from Cyril Ramaphosa's Commission of Enquiry into Black Economic Empowerment. We are studying the government's response and its nine-point strategy. It is heartening to see that black economic empowerment, and indeed SME development, is going to be part of the national industrialisation policy, rather than separate feel-good initiatives.

Our country cannot afford an artificial dual economy because it is fraught with inefficiencies. Policies to fast-track the integration of blacks into the economy, in other words black economic empowerment, are a welcome intervention - but they must not be permanent.

NEW AFRICA CAPITAL AND BLACK ECONOMIC EMPOWERMENT

New Africa Capital, through its predecessor Metropolitan, has a volatile but proud history in the context of a transforming South Africa. It is in this spirit that we pay tribute to Dr Nthato Motlana, who led the consortium that pioneered the acquisition of Metropolitan from Sanlam in 1993, in the first meaningful black economic empowerment transaction. Although it was uncharted territory, this group of visionaries piloted the company through various phases, challenges and difficult times and crises.

The company, and the economy in general, confronted transformation with distinction. Metropolitan maintained its status as the standard-bearer of the economic aspirations of the country's black communities throughout these trying but exciting times, and the company continues to champion this cause.

Globalisation

The early days of black economic empowerment were characterised by the previously marginalised acquiring and controlling huge chunks of shares and companies through complicated financing structures. Many of these financing models were fundamentally flawed and would not have stood the test of time, particularly as globalisation, with its market realities, had become a force in our country. Despite the fact that our economy has taken to globalisation, black organisations still find it difficult to respond to the influences, challenges and pressures of a globalising environment. In fact, the environment's ability to accommodate, develop and grow black businesses that were structurally flawed was stretched to the limit. The bubble had to burst, and it did.

The challenge is therefore to eradicate the artificial control of companies and to express black economic empowerment for what it is – a process whereby previously marginalised communities, which are still marginalised in many respects, take an active and leading role in the development of the economy. They have to acquire a meaningful stake in the economy by being creators of value. Operational control and people development are therefore now among the key determinants of economic empowerment.

Transformation of middle management

New Africa Capital is proud of its achievements in this respect. The company has highly qualified and proficient black people in the senior echelons of its management structures. It is a leader when it comes to black representation at the supervisory levels of the company. New Africa Capital is now tackling the next levels of management and will concentrate on middle management. As was the case with senior and junior management, tokenism will not play a role in the transformation of middle management. Tokenism is the most expensive type of management, as it results in people being employed because they are of a specific gender or racial group, and not because they have the required skills.

Development programmes and strategies

We accept that apartheid denied the majority of this country's citizens the ability and opportunity to play a constructive role in South African companies. However, the remedy is not to shower them with feel-good gestures and handouts. Instead, development programmes and strategies must be put in place that enable them to occupy decision-making and leadership positions in their own right, and not because of guilt, pity or the colour of their skins. This will enhance their self-worth and, in the process, they will add immeasurable value, firstly because they are now capable of meeting the challenge of the positions they hold, and secondly because they value the company that opened these doors for them. It is a win-win situation.

National and business imperatives

However, there should be no doubt that black economic empowerment and affirmative action are national and business imperatives for New Africa Capital. National imperatives because this company is part and parcel of our country's national objectives and will support them to the hilt. Business imperatives because New Africa Capital believes that a company that does not harness and develop the potential of all its people, and does not draw from the richness of the diversity of the country, will wither and die. We are therefore determined to be the first company in the financial services industry to reflect our national demographics in all levels of management - and remain successful. This means that one of our strengths will be the ability to draw on the national heritage of our country and its people, and to use this to develop our company. Success and affirmative action have never been mutually exclusive, as our successes in the market reflect.

Black equity

Earlier I stated that artificial shareholding was the order of the day for previous black economic empowerment models. This also affected New Africa Capital through its former holding company NAIL, and we will no longer be using these artificial models. This does not, however, mean that the black equity component in the composition of our shareholder base will be ignored. After all, it does not make sense when more than 80% of a company's policyholders are black, but the shareholding does not reflect this fact. New Africa Capital therefore continues to hold discussions with various empowerment groups with a view to their acquiring a stake. We will be making announcements as and when these talks bear fruit. However, our current shareholders can rest assured that we will not devalue their shares and the company as we negotiate with these groups.

Empowerment barometer

Furthermore, to show the company's determination in being the point of reference for black economic empowerment, non-executive director Irene Charnley chairs a board sub-committee that oversees human resource and empowerment issues. New Africa Capital continues to uphold the policy stating: "Rather than attempting to outline an exhaustive set of prescriptive guidelines, we believe that the principle of transparency and disclosure is the best mechanism to use in laying the foundations for the achievement of our empowerment goals". In this context it has initiated the empowerment barometer. This tool will benchmark New Africa Capital against other empowerment companies in various categories. These categories include staff profile, equity purchasing and corporate social involvement. Should shortcomings be exposed in any category, remedial action will be taken. However, this action will always be on the basis that economic empowerment must add value to an organisation and not depreciate it.

New Africa Capital also has a strong presence in the black economic empowerment programme environment. It was one of the sponsors of the Commission of Enquiry into Black Economic Empowerment, headed by Cyril Ramaphosa, and funded the release of the government's strategy on black economic empowerment. We will continue to look for opportunities that facilitate black economic empowerment and add value to New Africa Capital.

EXPANSION INTO AFRICA

The company's strategy on black economic empowerment creates a motivated corps that is cognisant of the history and realities of the South African and African environment.

This integrated group of South Africans who are leading our charge into the continent come from a firm grounding that has sensitised them to the need for black economic empowerment. After all, if we accept the fact that we are Africans, we must demonstrate this by our determination to improve the lot of disadvantaged black South Africans through black economic empowerment.

This then smoothes our entry into the continent as we come in as fellow Africans sensitive to our shared legacy on a historically ravaged continent. We move into the rest of the continent, determined to make a difference and be market leaders in the financial services industry by providing quality products and services. This is an African market and we are serious about staking a claim to the lion's share. We are already in Namibia, Botswana and Lesotho, and are finalising our strategies for doing business in Africa outside the SADC region.

As is the case in the South African market, our business ventures into the rest of Africa will be underpinned by economic empowerment, corporate social involvement and affirmative action.

New Africa Capital's entry into Africa will also be based on the blueprint for Africa's revitalisation, New Partnership for Africa's Development (Nepad). The Nepad initiative holds numerous opportunities for Africa's entrepreneurs and the private sector. New Africa Capital will be assessing these opportunities to look at possible areas of involvement, such as investment by its asset management company and, at the same time, find appropriate investments on the continent to partner.

In March this year New Africa Capital was one of the four core sponsors of the Nepad conference. I chaired the plenary session on sustainable development, and group chief executive, Peter Doyle, spoke on the effect of AIDS on Africa's economy. Nepad's secretariat will always have access to our knowledge base on Africa-specific issues. This is not generosity on our part, but rather an admission that our survival as a company depends on a politically and economically stable Africa.

Rural development and urban renewal

We cannot talk about expansion into Africa without reference to what is happening in our own backyard – South Africa's rural communities. These continue to be the most adversely affected by poverty, unemployment and underdevelopment. All efforts should be made to assist these communities, and our corporate social involvement department is devising a strategy for New Africa Capital to make its presence felt in rural development. It is notable that a significant portion of our business comes from these communities. Our involvement is not only a matter of ploughing back into those communities that have contributed to our growth, but it is also an act of responsibly channelling resources to those areas least able to help themselves. The same applies to the squatter areas that pockmark urban areas. These are virtual time bombs that could explode at any time and are easily exploited by the politicians of radicalism.

Professional integrity

New Africa Capital welcomed the appointment of the Jan Myburgh Commission to look into the causes of the rand's roller-coaster decline. We have no doubt that the commission will also expose any manipulation of the rand by currency and offshore trading operations. We will therefore continue to welcome any intervention to maintain the integrity of our economy - after all, integrity is the bedrock of any sustainable and growing economy. Business transactions are based on faith and trust. Our organisation must not be found wanting when it comes to maintaining proper ethical conduct in all its operations. Our clients must know that we will not abandon the straight and narrow because of pressures that threaten our ability to reach targets. During times like these many cut corners in their desperation to maintain targets and survive. Our clients must rest assured that we will not do so. Not because we can afford to miss targets – we cannot – but simply because we will not betray their trust in us.

Persal

We must once again express our gratitude to government for the responsible manner in which it handled the crisis on Persal. Government's agreement to allow existing business to stay on the books on the proviso that clients' portfolios did not exceed 15% of basic salary is commendable. New Africa Capital is in the process of rationalising policies that exceed the limit in terms of deadlines set between the department of finance and individual organisations. The process is laborious and difficult, but we are pleased with the progress we are making. Throughout all this we remain in direct contact with government and there is a possibility of a major meeting with banks and government to finalise matters.

New Africa Capital and HIV/AIDS

New Africa Capital remains a leading player in HIV/AIDS research, and has expanded its research on this disease to include the continent as a whole. In the meantime the company continues to pledge its support for all efforts by government and other entities to advance awareness around issues of HIV/AIDS. We are interacting with government on our research and have contributed to discussions on various models. However, the company notes with dismay the controversy surrounding the disease. The sad truth is that whatever our viewpoints on various aspects of the HIV/AIDS issue, the disease continues to decimate communities in urban and rural areas. Furthermore, it is now affecting professionals and is not only a disease of the poor. It is a disease that affects the living.

We join everybody in urging our young people to change their lifestyles and not engage in unprotected sex. The ultimate responsibility rests with us. We must provide programmes to inform individuals about practising safe sex. The situation in Botswana, Namibia and Zimbabwe is grim, as it is in KwaZulu-Natal and the Eastern Cape. Other provinces, like Mpumalanga, also reveal frightening figures. It goes without saying that this phenomenon will adversely affect contractual savings, as the elderly and unemployed dip into their pensions and the young, who should be replenishing the pot, as was the case in the past, are instead dying. Indeed, there is now a desperate need for all of us to rally behind all those fighting the pandemic and working round the clock to stop it in its tracks.

However, every cloud has a silver lining. As announced by the president earlier this year, there has been a breakthrough in the research into an AIDS vaccine. The Medical Research Council should by now have started testing its anti-AIDS vaccine among humans in South Africa and the United States after the positive tests on animals. Congratulations to Professor Malegapuru Makgoba and his teams.

Commitment to corporate governance

In the light of recent deviations from corporate governance norms on both the national and international fronts, we at New Africa Capital have once again committed ourselves to abiding by the directives and guidelines as set out in the two King reports. As far as we are concerned, stringent control measures and high ethical standards are imperative. Stakeholders can rest assured that anomalies will not be tolerated and that remedial action will be swift should inconsistencies or irregularities be detected. Efforts to achieve greater transparency of reporting and improve our disclosure levels are also ongoing.

Good corporate citizenship

The past year has been a year of refocusing for New Africa Capital's corporate social involvement (CSI) programme. The group's main aim is to encourage and build the capacity of communities to improve their quality of life. Sustaining this improvement will be a major priority as we cannot support projects indefinitely; at the same time we do not want them to collapse because our attention is focused elsewhere. Thus, communities must be taught to help themselves, rather than depend on handouts. Partnerships with government, NGOs and communities as well as employees of the various Metropolitan businesses have been a past focus, and our aim is to work towards improving this to encompass a meaningful community involvement. Added to the past year's CSI focus areas - education, health and job creation - is employee community involvement. HIV/AIDS has been and will remain the focus of our community endeavours. In support of Metropolitan's strategic positioning, national flagship projects will be developed to maximise the impact of our CSI programme.

Changes in directorate

During the year Metropolitan Life Limited and its subsidiaries were restructured resulting in Metropolitan Life Limited being delisted on 20 September 2001 and New Africa Capital listing on 21 September 2001 as the holding company for Metropolitan Life Limited and its former subsidiaries. The board of directors of New Africa Capital Limited was constituted from the former board members of Metropolitan Life Limited, with the exception of Justin van den Hoven.

During the reporting period, Fatima Jakoet resigned as a director from New Africa Capital and Johan van Reenen and Moss Ngoasheng were both appointed to the board with effect from 1 December 2001.

We as a board have set ourselves challenging objectives, and I want to thank my fellow directors for their commitment to achieving them.

Gloria Tomatoe Serobe
Group chairman

FINANCIAL DIRECTOR'S REPORT



PRESTON SPECKMANN
Group finance director

GROUP REORGANISATION

The reorganisation of the Metropolitan and New Africa Investments Limited (NAIL) groups was first announced during March 2001.

Metropolitan's listing on the JSE Securities Exchange South Africa and its secondary listing on the Namibian Stock Exchange were terminated on 20 September 2001. New Africa Capital was listed on both exchanges on 21 September 2001. The new group structure (as detailed on pages 12 and 13) was successfully implemented under New Africa Capital, with New Africa Capital replacing Metropolitan as the listed entry point into the group.

This culminated in the unbundling of the group by NAIL, effectively terminating the relationship that started back in 1994 (the first meaningful empowerment transaction in South Africa). NAIL distributed all but 5% of its shareholding in New Africa Capital to its shareholders. This left New Africa Capital without a controlling shareholder and a free float in excess of 90%. The trade in New Africa Capital's shares increased significantly after the unbundling.

The total cost to the group's shareholders for this substantial exercise amounted to R24 million, which is relatively low when compared to the magnitude of this transaction.

In summary, the reorganisation

- constituted New Africa Capital as the financial services holding company of the Metropolitan businesses;
- enhanced the management of the group's capital through the specific allocation of capital to the business units and the measurement of the return thereon;
- created a more transparent structure with improved levels of disclosure by separating the life insurance subsidiaries from the other non-life subsidiaries under a financial services holding company; and
- eliminated certain restrictions that were previously imposed on the non-life subsidiaries, which arose because, as subsidiaries of Metropolitan, they were governed by insurance legislation and the statutes applicable to a life assurer.

SUMMARY OF RESULTS

The presentation of this year's results in the financial statements is complicated by the inclusion of comparative figures for a fifteen month period, with the group having changed its financial reporting date from 30 September to 31 December. Where percentages are included, these have been annualised to facilitate comparisons.

Total premium income from continuing operations grew by 27% when compared to the twelve months period to December 2000. This growth was as a result of the substantial increase in individual life single premium income of 176% and the rise in employee benefits single premium income of 35%. Recurring premium income remained relatively flat in line with the experience of the South African life insurance industry in general. The fact that environmental factors continued to have a severe negative impact on new business volumes as well as on the retention of existing business was disappointing. The group is, however, poised to increase its market share substantially as the new growth strategies are implemented. The environmental factors and the strategies to increase market share are dealt with in the review of operations on pages 24 to 61.

Investment income reflected only marginal growth when compared to the prior reporting period. This was primarily a function of lower interest rates being offered in the marketplace and a slight deterioration in occupancy levels in properties owned by New Africa Capital during the twelve months under review. Investment performance was unsatisfactory due to the volatility of the investment markets during the year to December 2001. The group experienced a decline in asset values for the first nine months of the financial year, followed by substantial capital appreciation during the last quarter.

After taking the MARS establishment costs of R24 million into consideration, sales and distribution expenses decreased by 2% when compared to the previous twelve month period as a result of lower new business volumes.

Administration expenses expressed as a percentage of total premium income were 9,5% compared to 9,9% for the previous reporting period. However, in absolute terms, administration expenses rose by 18%. This increase was as a result of the various projects launched to increase the longer term performance of the group, most of which were undertaken during the second half of the past financial year. These once-off project costs costs include expenses incurred in respect of the client service re-modelling exercise (including retrenchment costs) and the implementation of the corporate client system as well as other systems development costs and the cost of various marketing initiatives.

The earnings of the group declined from R446 million (annualised) to R385 million – a decline of 14%. The main driver of the reduction in earnings was the individual life business of Metropolitan Life.

This business experienced:

- a slower than expected recovery in new business volumes after the re-opening of Persal to new business;
- a deterioration in the lapse experience, and in particular early duration lapses of bank debit order business; and
- an increased taxation charge resulting from the changes in legislation affecting life assurance companies.

The management of Metropolitan Life have implemented several strategic initiatives during the last year, and coupled with the other corrective measures taken, believe that they are successfully addressing these challenges.

The earnings of the group were also negatively impacted by the decline in profits of the Metropolitan Health Group during the second half of the financial year. This business nevertheless reported headline earnings of R18 million for the year. The decline in profits for the second half-year arose as a result of a loss of members from schemes administered by the health group.

Metropolitan Employee Benefits and Metropolitan Asset Managers still showed strong growth (from R114 million for the 15 months to December 2000 to R121 million for the 12 months to December 2001) in their contribution to pre-tax earnings. This once again highlights the wisdom of the group's decision, taken during the last decade, to diversify its sources of profit.

HEADLINE EARNINGS



Metropolitan Life
Metropolitan Employee Benefits
Life insurance subsidiaries
Health administration
Asset management
Investment income

EARNINGS PER SHARE

Earnings per share declined by 16% from 63 cents (annualised) to 53 cents per share while headline earnings per share declined from 79 cents (annualised) to 52 cents. The weighted average number of shares in issue for the year was 722 million compared to 710 for the previous reporting period. This average takes into account the shares bought back during the year under review.

Dividends

Despite releasing challenging results, the directors have nevertheless declared a dividend that shows strong growth. The policy of the group is to declare dividends that reflect the longer term growth in earnings while allowing the dividend cover to fluctuate.

A final dividend of 35 cents per share was declared in respect of the 2001 financial year. This gives a dividend cover of 1.5 times based on earnings per share.

Embedded value

Despite the significant reduction in earnings from what has historically been the group's main profit driver, Metropolitan Life, the group's embedded value per share remained intact, and even reflected a return of 7.5% for the year. Embedded value is regarded as the most important indicator of the intrinsic value of a life assurer.

Embedded value per share increased from 1 018 cents at the end of the previous reporting period to 1 079 cents.

Embedded value comprises the adjusted net asset value plus the value of the insurance business on the books (VOIF) at the year-end. The VOIF increased by a creditable 7% in difficult conditions.

Cash flow

Once again the group reported an extremely positive cash flow, this time in excess of R4 billion.

It is particularly pleasing to report that the cash flow has been consistently positive both from year to year and across all the continuing businesses in the group. This clearly shows the confidence that clients have in the group's ability to protect and grow their assets.

The positive cash flow increased from R2.7 billion (annualised) to R4.3 billion, an increase of 59%.

Statutory capital requirements

At R6 billion, the excess of on-balance sheet assets over total liabilities again demonstrates that the group is in an extremely sound financial position despite the difficult trading conditions. From a group perspective, the capital adequacy requirement (CAR) is covered 4.3 times, well in excess of the statutory requirement of 1 times CAR.

Assets under management

Total assets under management increased from R36 billion to R42 billion, a rise of 17%.

On-balance sheet assets grew by 17% from R29 billion to R34 billion while off-balance assets increased from R7 billion to R8 billion.

Return on embedded value

Return on embedded value is the foundation for performance measurement in a life assurance group. The total embedded value profit from all activities is taken into account. Over the past twenty seven months, the annual return on embedded value was 17.7%. The total return on embedded value for 2001 amounted to 7.5%.

Businesses are given individual targets for the economic value-add that they generate, which is calculated after making a risk-adjusted charge to each business for the capital used in operations.

Share buy-backs

As mentioned, a cautious approach to the share buy-back programme was adopted during the past year.

Subsequent to the listing of New Africa Capital, the group acquired New Africa Capital shares through its wholly owned subsidiary, Metropolitan Life Limited. At the start of the closed period for the 2001 financial year (forty business days before the publication of the 2001 results), Metropolitan Life Limited had bought the maximum quota of 10% of the issued share capital of New Africa Capital. 5.6% of the shares bought are held as treasury shares and 4.4% are held for the account of policyholders. All the shares were purchased at a significant discount to the underlying embedded value.

During this period the group acquired approximately 35% of all New Africa Capital shares traded on the JSE Securities Exchange South Africa.

New Africa Capital, as the group's holding company, may acquire an additional 10% of the total issued share capital. Shares acquired in this manner must be cancelled.

Authority from shareholders to re-commence share buy-backs, depending on circumstances, will be renewed at the forthcoming annual general meeting.

Accounting changes

In terms of AC107 dividends proposed or declared after the balance sheet date, and the related secondary tax on companies, are not recognised as a liability at the balance sheet date. The group has now complied with this requirement. Similarly, no provision has been made for audit fees of R3 million. Since the effect of these changes is evident, they have not been respectively applied and the comparative figures have not been restated.

The requirements set out in AC133 in respect of gains and losses on financial assets have been complied with. This change has also not been retrospectively applied and comparative figures have not been restated.

The surplus in the long-term insurance fund, except for the surplus in Commercial Union Life Assurance Company of SA Limited (90:10 rule), has been transferred to the distributable reserve. This has resulted in the long-term insurance fund being equal to the actuarial liabilities as set out in the statement of actuarial values of assets and liabilities plus the surplus of Commercial Union Life Assurance Company of SA Limited.

International Accounting Standards

The New Africa Capital financial statements contained in this report comply with South African Statements of Generally Accepted Accounting Practice. In an effort to harmonise South African standards with the International Accounting Standards (IAS), the Accounting Practices Board should be commended on the progress that it has made in advancing this issue. There are now very few International Accounting Standards and Interpretations that do not have a South African equivalent. For the 2001 reporting period, New Africa Capital decided to adopt the following IAS statements even though they have a later effective date in South Africa:

- IAS 39 Financial Instruments: recognition and measurement (SA equivalent AC133); and
- IAS40 Investment property (SA equivalent AC135)

Thus, for the current reporting period, New Africa Capital has used accounting policies and disclosures that comply with those in the IAS statements currently in force.

However, New Africa Capital cannot claim full compliance with IAS as the group has not accounted for or made retrospective adjustments, as required by IAS, from the effective date of the respective IAS statements or revisions. It is envisaged that new rules regarding retrospective application, which will facilitate full IAS compliance, will be issued shortly..

It is New Africa Capital's intention to comply fully with IAS in the future and we eagerly await international developments in this regard.

Post balance sheet events

Share allocation

A total of 2.2 million shares were allocated to participants in the staff share purchase scheme in December 2001 at an issue price of R8.30 per share, and were accepted in January 2002. The loans to participants in order to fund these acquisitions increased by R18 million.

Metropolitan Health Group

In February 2002 the Metropolitan Health Group restructured its operations and retrenched 280 staff.

Saambou Holdings Limited

On 11 February 2002 the shares in Saambou Holdings Limited were suspended from the JSE Securities Exchange South Africa. As at 31 December 2001 the group held 19 million Saambou Holdings Limited shares valued at R87 million and fixed deposits totalling R60 million. The New Africa Capital shareholder exposure to these equities amounted to R10 million.

Preston Speckmann
Group finance director

Value added statement

	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	% change (annualised)
Revenue	**10 770**	13 791	(2.4)
Less: Outgo	**9 381**	11 290	3.9
Value added	**1 389**	2 501	(30.6)
Value allocated			
To employees			
Staff costs	**563**	583	20.7
To retention for expansion and growth	**403**	1 254	(59.8)
Retained income	**277**	262	31.9
Capital appreciation on excess		864	
Goodwill amortised	**42**	46	13.5
Depreciation	**84**	82	27.3
To government			
Tax	**315**	368	7.0
To shareholders			
Cash dividend	**108**	296	(54.4)
	1 389	2 501	(30.6)

REVIEW OF OPERATIONS



PETER DOYLE
Group chief executive

HAVING SUCCESSFULLY RESTRUCTURED OUR GROUP, WE ARE POISED TO GROW IN ALL AREAS OF OUR BUSINESS, WHILE AT THE SAME TIME ENTRENCHING OUR POSITION AS ONE OF THE PRE-EMINENT AND MOST PROACTIVE ADVOCATES OF EMPOWERMENT IN THE COUNTRY

OVERVIEW

EXTERNAL RESTRUCTURING

This is our first annual report under the banner of New Africa Capital, which was listed simultaneously on the JSE Securities Exchange SA and the Namibian Stock Exchange on 21 September 2001. New Africa Capital assumed ownership of the entire issued share capital of Metropolitan when the latter was delisted from both bourses on 20 September. Although the delisting marked the end of an epoch in the history of one of South Africa's foremost empowerment companies, it also heralded the dawn of an exciting new era for us. Having successfully restructured our group, we are poised to grow in all areas of our business, while at the same time entrenching our position as one of the pre-eminent and most proactive advocates of empowerment in the country.

SINGLE POINT OF ENTRY

Shareholders exchanged their Metropolitan holdings for New Africa Capital shares on a one-for-one basis. With effect from 28 September, New Africa Investments Limited (NAIL), which was the largest shareholder in Metropolitan with a 49% stake, distributed the bulk of the New Africa Capital shares it had received to NAIL shareholders as a means of separating its financial from its non-financial services (mainly media) interests. A small holding of 5% was retained. After the NAIL unbundling, New Africa Capital became the only point of entry for prospective investors.

HOLDING COMPANY STATUS

As a listed entity, New Africa Capital has holding company status only. All the operating companies within what was formerly the Metropolitan group are now directly held subsidiaries of New Africa Capital, with the life and non-life subsidiaries having been completely separated. As a result, certain legislative and regulatory restrictions that apply to life insurers no longer apply to the non-life businesses and, amongst other things, we as a group are now in a position to explore alternative financing options in pursuit of increased market share. We will continue to consider acquisitions but will only avail ourselves of opportunities where these make sound strategic sense and are certain to add shareholder value. A portion of the group's surplus has recently been and will in the short term continue to be deployed in share buy-backs.

Retention of Metropolitan brand

We have retained the Metropolitan brand at the operational level as it enjoys high recognition in South African life insurance circles, where it ranks third in terms of awareness. This means that we are able to continue to capitalise on the competitive advantages inherent in our strong brand positioning.

Operational autonomy

All the Metropolitan businesses have operational autonomy, which is why each has its own section in the group's review of operations. An owner-manager culture and a commitment to the devolution of decision-making means that once operational objectives have been aligned with the strategic imperatives of the group, the various businesses run independently.

Internal restructuring

Corporate office

The New Africa Capital group comprises a compact corporate office (see operational structure on pages 12 and 13), staffed by a team of specialists responsible for the following group functions: actuarial; capital management; finance; financial media and investor relations; secretarial; strategy and information technology.

In his role as group actuary, Wilhelm van Zyl is responsible for co-ordinating and ensuring consistency of actuarial practice across the five life companies within the group as well as for driving the group-wide alignment of product and service development initiatives. Amongst other things, the integration and management of actuarial information at group level is under his control and he also provides actuarial input into the capital, profitability and risk management processes as well as guidance on issues of corporate governance.

On the mergers and acquisitions front, both locally and internationally, Justin van den Hoven focuses on the optimum deployment of capital to maximise stakeholder returns.

As head of group strategy and information technology, Willem Coetzee determines, in conjunction with the members of the executive management committee, the strategic direction of the group as a whole in the short, medium and long term. He also co-ordinates the group's information technology requirements, overseeing the initiation, planning, development and implementation phases of major projects.

Spreading executive load

Metropolitan Life Limited is by far the largest of the wholly owned subsidiaries in the New Africa Capital group (see legal structure on the overlays on pages 12 and 13). It houses the two biggest life insurance businesses, namely Metropolitan Life and Metropolitan Employee Benefits, as well as all the independent distribution channels and the group support services. To enhance the effectiveness of our operations and streamline reporting structures, Gloria Tomatoe Serobe has been appointed chairman of Metropolitan Life Limited in addition to chairing New Africa Capital. Derek Pead and Abel Sithole have been appointed joint managing directors of the company.

Strategic realignment

In the interests of improved sectoral alignment and sharper focus, the majority of the Metropolitan businesses have been divided into two clusters, namely the retail and corporate business clusters. The former, focusing on the individual business sector and reporting to Derek Pead, comprises Metropolitan Life, Metropolitan Odyssey, Metropolitan Group Schemes, Metropolitan Direct and Metropolitan Advisory & Retail Services (MARS). The latter, under the leadership of Abel Sithole, centres round the government, parastatal and institutional business sectors. It incorporates Metropolitan Employee Benefits and Metropolitan Asset Managers, including Metropolitan Properties and Metropolitan Unit Trusts.



GROUP EXECUTIVE COMMITTEE (left to right) Abel Sithole, Justin van den Hoven, Tsoane Mphahlele, Peter Doyle, Blum Khan, Sipho Mabusela, Derek Pead, Willem Coetzee, Preston Speckmann, Wilhelm van Zyl, Nkosinathi Chonco and Wiebke Lusted

Definitive re-segmentation

Extensive market research has led to the identification of a broad socio-economic continuum that underpins society and in terms of which societal groupings can be subdivided on the basis of their increasing involvement in the economy. This applies specifically to the financial services sector where increasing economic involvement equates to escalating levels of financial sophistication, hence the development of New Africa Capital's unique financial sophistication measures (FSMs) for market segmentation purposes.

Thanks to the inclusive and dynamic nature of the research data, including as strong an emphasis on psychographics (consumer attitudes, aspirations and behaviour) as on demographics, the segments are clearly and comprehensively defined, with segmental overlaps having been successfully eliminated. Competition between businesses developing and/or distributing similar products and services has been significantly reduced thanks to the focused alignment of product houses, distribution channels and service models.

Market and regional priority

Increasing our share of the middle income market in Gauteng (FSMs 4-6) has been and continues to be a key focus area. We have embarked upon a host of new initiatives, collectively known as Project Goldrush, with this specific objective in mind.

International commitment

In a move to increase New Africa Capital's market penetration from a geographic perspective, Tsoane Mphahlele has been appointed chief executive: international business with effect from 1 January 2002, with Metropolitan Botswana and Metropolitan Namibia falling under his jurisdiction.



FUTURE EXPANSION PLANS

At New Africa Capital we are aiming to become a world-class, Africa-based financial services group. Consequently we are striving to attain, and where possible to surpass, international benchmarks by utilising the unique strengths that are an integral part of our proud African heritage as Metropolitan, a lineage stretching back more than 100 years. We will be using the solid foundations that Metropolitan has laid in South and Southern Africa (Botswana, Lesotho and Namibia) as the cornerstone for New Africa Capital's expansion plans into the rest of Africa. The competitive edge that we enjoy in the local context, stemming from our passion for excellence, will, we believe, stand us in good stead when it comes to expanding our business activities into the global arena.

KEYS TO FUTURE SUCCESS

As a diversified financial services player we are planning to extend the pioneering tradition that has characterised our development to date. Entrepreneurship and innovation will remain key to our success in leading the way of doing business in Africa. Our leadership position will also continue to be closely allied to our proven track record in achieving real empowerment on behalf of all our stakeholders: shareholders, customers, staff and communities, including suppliers.

EMPOWERMENT SHAREHOLDING

Although our shareholder and staff share ownership profiles are already amongst the most representative in the financial services sector, our efforts to secure additional empowerment investors at both an institutional and an individual level are ongoing. Shares in the group, all of which have full voting rights, are widely held, with no single controlling shareholder, and an existing empowerment shareholder base in the vicinity of 30%. As far as our staff are concerned, just over 90% of those



CORPORATE EXECUTIVE MANAGEMENT TEAM (left to right) Wilhelm van Zyl, Justin van den Hoven and Willem Coetzee

eligible own shares in New Africa Capital, some 88% of whom are from the designated group, with an economic interest slightly in excess of 50%. The staff share schemes are reviewed regularly, with enhancements being introduced as required.

Multi-faceted empowerment

Turning to aspects of empowerment that extend beyond ownership and passive equity holdings, the review of operations reflects the many and varied ways in which we enable our customers to take charge of their financial destinies and realise their own particular financial aspirations. The fact that we encourage all our staff to participate to the fullest extent in running the business, thereby maximising the benefits that they derive from it, comes through clearly in the empowerment report. The section on our corporate social involvement initiatives bears testimony to our efforts to enhance the quality of life of people from disadvantaged backgrounds or living in under-resourced communities in particular.

Dual empowerment rationale

We will continue to look to broadly based, multi-layered empowerment across the full stakeholder spectrum to enhance the performance of the group, believing genuine empowerment to be as much a commercial imperative as it is a national priority. We want to remain at the forefront of South Africa's change and transformation process for compelling business as well as ethical reasons.

METROPOLITAN LIFE EXECUTIVE MANAGEMENT TEAM

(left to right) Derek Pead (chief executive: Metropolitan Life) and Andy Pitter



METROPOLITAN LIFE

FROM A GEOGRAPHICAL PERSPECTIVE, IT HAS BEEN DECIDED TO PLACE GREATER EMPHASIS ON GAUTENG, WHERE THE GROUP HAS TRADITIONALLY BEEN UNDER-REPRESENTED, AS WELL AS ON URBAN RATHER THAN RURAL AREAS COUNTRYWIDE

METROPOLITAN LIFE

During the course of 2001, Metropolitan Life took a strategic decision to shift its marketing focus from the lower income to the middle and upper middle income segments. This is being achieved via its direct writer (tied agents) and general intermediary (independent financial advisors) distribution channels, with a strong emphasis on top quality service at a lower cost to suit consumers who are financially more sophisticated and therefore more price-sensitive and generally more demanding.

A major client service remodelling project has seen a move away from Metropolitan Life's traditional approach to service, which centred around personal contact via branch offices, to electronic forms of service (telephone, fax, e-mail) where technology drives cost ratios down. The call centres have been upgraded and expanded to be able to deal with 3 000 customer contacts per day, with facilities of similar size and scope now operational in Cape Town and Johannesburg. Currently some 2 500 contacts per day are handled, 95% of them without referral. Both the average wait time (12 seconds) and the abandoned call rate (5%) are well below industry norms.

Sales and service offices have been separated, with a number of service offices having been shut and others integrated into local service centres in the larger towns and cities. Many of these centres offer the facility of a direct telephonic link to one of the two call centres.


METROPOLITAN

METROPOLITAN LIFE EXECUTIVE MANAGEMENT TEAM (left to right) Phillip Matlakala, Theresa Mookapele, Mike McDougall, Yasmina Francke, Wessel Vermaas, Johan Basson, Johan Schoombee and Jannie Venter

PERFORMANCE OVERVIEW

	2001 Rm	2000 Rm	% change annualised
Gross premium income	**3 171**	3 212	23
Gross recurring premium income	**2 256**	2 845	(1)
Single premium income	**915**	367	212
Headline earnings	**137**	291	(41)
Payments to policyholders	**1 721**	1 923	12

Now that the rationalisation of positions and offices has been completed, the emphasis will be on re-equipping and re-training, with technological enhancements and the enrichment of staff knowledge and skills enjoying top priority.

In partnership with other organisations, customers have, however, also been provided with alternative secure methods of premium payment at an increased number of collection points in convenient locations. For example, policyholders are now able to make cash premium payments at 2 775 Post Office outlets across the country and 700 EasyPay pay points in leading supermarket chains nationwide. Telephone kiosks are also being installed in post offices to connect customers directly to the call centres.

From a geographical perspective, it has been decided to place greater emphasis on Gauteng, where the group has been traditionally under-represented, as well as on urban rather than rural areas countrywide. Gauteng is not only the most economically active and therefore affluent region in South Africa but also has the strongest predisposition towards financial services thanks to generally higher levels of education. Planning for Project Goldrush, an initiative aimed specifically at increasing the group's share of the middle income market in Gauteng by July 2002, is well advanced, with additional capacity and capabilities due to be created in line with the increasing size and scope of operations in that province.



Solid foundations have been laid that will soon see customer relationship management playing an increasingly important role across the full spectrum of Metropolitan Life's market penetration strategies. The nature of customer interactions is steadily evolving and where feasible the frequency is being stepped up. Technology is being put to optimum use to garner and store as much accurate information about customers in as holistic and readily accessible a format as possible. Ultimately, a single all-embracing view of each customer will be available on both an intra and inter business basis.

What was formerly a third distribution channel within Metropolitan Life, voluntary group schemes, has been given independent business status with effect from 1 January this year and is currently undergoing major refocusing, restructuring and rebranding as Metropolitan Group Schemes. Diversification at the lower end of the income spectrum, both within the public sector and into the private and informal sectors, is its top priority. Market share should increase substantially as new growth strategies are implemented.

Environmental factors continued to have a severe negative impact on new business as well as on the retention of existing business. With pressure on personal disposable income having reached untenable proportions in many instances, the odds against policy purchases and the odds in favour of policy lapses and/or surrenders have both increased dramatically. In the case of recurring premium business the situation was exacerbated by the Persal problem, with new business volumes recovering more slowly than anticipated after the re-opening of the government's stop order deduction system to new business. Metropolitan Life nevertheless succeeded in sustaining the previous year's level of recurring premium income. At an annualised rate of 212% the growth in single premium income was particularly impressive.

On the Persal front, Metropolitan Life remains actively involved in industry initiatives to maintain a positive relationship with government regarding ongoing payroll deduction facilities. This includes strict adherence to the 15% limit laid down by government in respect of both new and existing insurance deductions. In particular, the education campaign run in conjunction with the Banking Council under the auspices of the Life Offices' Association, which entailed the compilation and distribution on an individual basis to government employees of booklets on personal financial management, received financial as well as logistical support. At the same time, Metropolitan Life's own rationalisation efforts are progressing well, with some 40% of the estimated 140 000 over-extended government employees that it has on its books having been brought within the 15% limit by the end of December 2001.

The agreement that was entered into with PolicyLink with effect from 1 October 2001 has made a marked difference to the losses that would otherwise have been incurred through surrenders. With PolicyLink taking over a substantial proportion of all Metropolitan Life policies being offered for surrender, not only have savings in respect of surrender value payouts been considerable but future premium payments have also been secured. It is estimated that in future the dual impact of up to 50% of surrenders will be eliminated in this way.

Turning to lapses, Metropolitan Life's lapse experience deteriorated sharply, particularly in respect of early duration lapses on bank debit order business. However, the use of a newly developed lapse prediction model to score policy applications and identify appropriate interventions should greatly reduce the risk of early lapsing. This, combined with more, and more effective, policyholder communication at all stages of the transaction from the initial contact to the conclusion of the contract, plus the negotiation of early debit order arrangements with leading banks, should effect a 30% reduction in the overall policy lapse rate.

As far as taxation is concerned, Metropolitan Life was taxed under the new legislation applicable to life assurers for the first time in 2001. This resulted in a much heavier taxation charge than was the case in 2000.

The combined impact of the factors outlined above – lower new business volumes, higher lapse rates and increased taxation – resulted in a 41% reduction in headline earnings from R291 million to R137 million. Growth in the value of new business was also adversely affected, ending the reporting period in negative territory.

In order to capitalise on its proud track record of having the most comprehensive range of annuity products and the most competitive annuity rates in the life insurance industry, Metropolitan Life recently introduced an annuity advisory hotline. Manned by professional pension fund consultants, it provides instant access to expert advice on the complex topic of purchasing one's own pension.

Metropolitan Life declared smoothed bonus rates for the 2000 financial year of 13% and 13.25% for taxable and non-taxable business respectively, well in excess of inflation and the comparable rates of competitors across the life insurance sector. Without exception, Metropolitan Life's rates were at least a full percentage point higher than those of its closest rival. The company also has a well-established history of outperforming competitors over the past five and ten years, once again by substantial margins in most instances.

As far as the more stringent legislative environment is concerned, Metropolitan Life is fully compliant with the Policyholder Protection Rules that came into effect in July last year, having met both the accreditation and disclosure requirements. Preparatory work in respect of the Financial Advisory and Intermediary Services Bill, for which a promulgation date has yet to be set, is progressing according to plan. A compliance officer has been appointed and will be responsible for ensuring that the company adheres to all the additional stipulations relating to competency, licensing and registration, code of conduct, auditing and record-keeping, etc.

Although several new products were made available during the period under review, there will be a far stronger emphasis on product development in the year ahead. An expanded range of superior risk and investment products will be launched with a view to achieving strong new business growth in both markets.

METROPOLITAN EMPLOYEE BENEFITS EXECUTIVE MANAGEMENT TEAM

(left to right) Deane Moore, Nikki Franklin and Abel Sithole (chief executive: Metropolitan Employee Benefits)



METROPOLITAN EMPLOYEE BENEFITS

A GROWING NUMBER OF HIGHLY SKILLED EMPLOYEES JOINED THE TEAM AFTER RECOGNISING METROPOLITAN EMPLOYEE BENEFITS AS A LEADER WITHIN THE EMPLOYEE BENEFITS INDUSTRY

METROPOLITAN EMPLOYEE BENEFITS

For Metropolitan Employee Benefits the year 2001 was a celebration of considerable growth despite current industry trends. Reasons for this include an increase in the number of new business opportunities secured during the year together with the release of several innovative products. The company's administrative and technological capabilities were also greatly enhanced. In addition, a growing number of highly skilled employees joined the team after recognising Metropolitan Employee Benefits as the preferred employer within the employee benefits industry.

Growth in any employee benefits business is directly linked to the number of employers and employees in the economy. When the economy stops growing and jobs are no longer being created but lost, the so-called retirement funds pie inevitably shrinks in size. It is therefore particularly pleasing to be able to report that Metropolitan Employee Benefits secured a larger slice of the smaller pie, with recurring premium income growing by 15% and single premium income 40% higher during the period under review. This equates to a substantial increase in overall market share in the past year. Metropolitan Employee Benefits is currently targeting a far greater percentage of all new business coming onto the market as well as existing business being recycled back into the market, reinforcing the fact that it is coming of age as it secures a place for itself among the industry leaders.

The single most important differentiator that sets Metropolitan Employee Benefits apart is its ability to deliver the basics better than the competition. The company works hard to establish and maintain excellent relationships with key clients, concentrating on the time taken to respond as well as on the quality of services, products and solutions provided in response to client needs.



METROPOLITAN EMPLOYEE BENEFITS EXECUTIVE MANAGEMENT TEAM (left to right) Gaby Murray, Alan Martin, Teresa Bender and John Melville

PERFORMANCE OVERVIEW

	2001 Rm	2000 Rm	% change annualised
Gross premium income	**2 781**	2 666	30
Gross recurring premium income	**941**	1 024	15
Single premium income	**1 840**	1 642	40
Headline earnings	**99**	97	28
Payments to policyholders	**1 190**	1 141	30

This applies not only to service requirements but also to product innovation. Metropolitan Employee Benefits team members are constantly striving, either independently or in conjunction with other service providers, to devise the optimum solution in any given situation. Innovative products include the Linked Growth Inflation-Linked Annuity, a product sold primarily to corporate clients wanting to provide retirees with stable, risk-free pensions that are guaranteed to keep pace with inflation for life. Although similar products have been launched subsequently by other companies, none of them offers inflation-linked increases with a lifetime guarantee. This pioneering product has attracted considerable interest since its launch, reinforcing as it does Metropolitan Employee Benefits' position as a market leader in product innovation.

Metropolitan Employee Benefits also ensures that clients have direct access to key decision-makers. This means that clients can talk directly to a handpicked team of consultants who are serious about delivering on promises. Without exception, consultants have the necessary expertise and experience to do away with red tape, keeping the lines of communication open at all times. Quick yet carefully considered and therefore well-informed decisions are taken under the mandate that Metropolitan Employee Benefits can be trusted to protect and grow the client's wealth, with customer responsiveness an integral part of its success formula. In fact, all levels of staff within the company, including senior management, are always easily accessible to clients, ensuring few delays in decision-making and swift implementation of decisions taken.

Retaining existing business is as important as generating new business. Consequently, the role of the client service consultants in after-sales service is equally as important as the role played by the business development consultants who are responsible for customer satisfaction prior to and during the sale. In the last year, for example, many trustees have had to tackle a host of intricate issues relating to compliance, surplus and member investment choice. Complex legislation in terms of the constitution plus other statutory changes are making it imperative for funds to review their rules and practices in line with the new regulations or face stiff penalties for contraventions. The rapidly increasing number of administrators all promising bigger and better solutions together with the extreme volatility of investment markets is also placing more pressure on trustees when fulfilling their fiduciary duties. These daunting challenges have led to trustees openly seeking expert advice and support – a role that Metropolitan Employee Benefits' team of client service consultants plays particularly well.

In the last couple of years, Metropolitan Employee Benefits has focused on building a strong team by recruiting experienced and well qualified staff with extensive industry knowledge. This has enhanced the flexibility and the ethos of a small and highly manoeuvrable organisation that is able to expedite problem solving and to develop unique solutions tailored to each client's unique set of circumstances.

This entrepreneurial approach to business, where competence, knowledge and skills are prerequisites and empowered members of staff have the freedom to think and act for themselves, makes for an exciting and enabling working environment. Furthermore, ongoing personal and professional development is actively encouraged. Individuals are given clear responsibility and accountability for delivery, which builds a strong sense of ownership as they see their contributions making a difference to the bottom-line.

Once having demonstrated to a particular client its ability to add value in the areas outlined above, among others, Metropolitan Employee Benefits stands a better chance of being entrusted with additional aspects of that client's business, thereby ensuring that any new business uptrend steadily gains momentum.

In the past Metropolitan Employee Benefits, considered a relatively minor player in terms of size, might have been overlooked when it came to the issuing of invitations to tender for major contracts, but there is little likelihood of that happening nowadays. As result of the company's proven performance track record, big institutions have come to accept it as a serious contender and its inclusion among invitees tendering for new business is now almost automatic. At the very least, its omission would be questioned.

TOP ACHIEVERS OF THE YEAR



Alan Martin and Francesco Joshua

Metropolitan Employee Benefits Employee of the Year competition gives recognition to staff members who have consistently demonstrated their commitment to providing service excellence by going beyond that which is required of them within their various responsibilities

Geographically, the company is strongly represented in Gauteng but efforts to increase penetration in this market are ongoing. It remains the dominant economic region in the country and a large proportion of the company's existing and potential new employee benefits business originates there.

Recognising that the e-arena is continually evolving and opening new doors of competitive advantage, Metropolitan Employee Benefits is committed to keeping abreast of developments and capitalising on opportunities in the ever-changing e-environment. For example, when it comes to administering defined contribution retirement funds that offer individual member investment choice, the company's capabilities are more advanced than those of other leading players in the industry. That its introduction of this groundbreaking concept went without a hitch is a tribute to the technological expertise and experience that it has at its disposal.


ODYSSEY

METROPOLITAN ODYSSEY EXECUTIVE MANAGEMENT TEAM (left to right) Mark Fischer, Caroline Engelke, Sandra Graham and Derek Pead (executive chairman: Metropolitan Odyssey)

METROPOLITAN
ODYSSEY

A MAJOR COUP ON THE PRODUCT DEVELOPMENT FRONT WAS THE LAUNCH OF A SOUTH AFRICAN FIRST IN THE ANNUALLY REVIEWABLE TERM INSURANCE PRODUCT CALLED ODYSSEY LIFEPLAN, AIMED SPECIFICALLY AT A MARKET WITH GREATER FINANCIAL FINESSE

METROPOLITAN ODYSSEY

During the period under review recurring premium income recorded steady growth of 9%, with total premium income up a substantial 17% thanks to a significant rise of 53% in single premium income.

The average recurring premium payable remained above the R350 per month level, clearly demonstrating that the calibre of business was not adversely affected by the higher volumes being written. Metropolitan Odyssey is in the fortunate position that none of the issues surrounding Persal, the stop order system operating on the government's payroll, had any impact whatsoever on either existing or new recurring premium business, all of which is on a bank debit order basis. Efforts to contain costs were also successful, with the company's administration expense ratio decreasing by 8%.

The comprehensive restructuring of the Metropolitan businesses under the aegis of the New Africa Capital group during the 12 months to 31 December 2001 had a major impact on the structure and functioning of Metropolitan Odyssey. Towards the middle of the year most of the broker servicing functions of the group were consolidated into an independent operating unit, Metropolitan Advisory & Retail Services (MARS).

Once its sales functions had been outsourced to MARS, Metropolitan Odyssey, under the executive chairmanship of Derek Pead, was able to restructure and refocus itself entirely. Instead of being a single-channel retailer of investment and risk products, the company became a multi-channel wholesaler, developing new products and packaging its existing products and services for re-sale via various retail outlets. Although MARS is currently its sole outlet, negotiations with other distribution channels within the group are well-advanced, in particular Metropolitan Life's general intermediary channel.

Another strategic decision made by the group that impacted on Metropolitan Odyssey was the introduction of market segmentation based on financial sophistication measures (FSMs). Metropolitan Odyssey will concentrate on developing products for the more economically experienced consumer at FSM levels 5 to 7 and above.

A major coup on the product development front was the launch of a South African first in the annually reviewable term insurance product called Odyssey LifePlan, aimed specifically at a market with greater financial finesse. This was just one manifestation of Metropolitan Odyssey's desire and ability to play a pioneering role in the country's life industry. Sales to date have been encouraging despite the disruptions that inevitably accompanied the outsourcing of distribution to MARS. Early indications are that the Odyssey LifePlan has the necessary design flexibility to retain its leading position as a market innovator. Further new product developments and refinements to existing products can be expected during the coming year.

As a product house and administrative hub, the operations of Metropolitan Odyssey now centre around innovation and excellence on both the product and customer service front, with the company's strategic vision closely aligned to its new role. Priorities for the year ahead include raising awareness of the Metropolitan Odyssey brand, particularly in FSMs 5 to 7, the expansion of the research and product development areas and the augmentation and enhancement of client servicing functions. This includes facilitating secure, remote access to the corporate database by policyholders and business partners to allow the free flow of information between the company and its customers. Business retention is another key area of focus. By developing and promoting products that provide real value, and backing them with exceptional service, Metropolitan Odyssey aims to encourage lasting relationships with its customers, leading to high persistency rates and repeat business.

Metropolitan Odyssey acknowledges the vital role that its staff will play in ensuring the future success of the company and has embarked on an intense staff development and motivation campaign. Part of this process will be to entrench the values system of the company and encourage personal growth and advancement amongst all its staff members.

PERFORMANCE OVERVIEW

	2001 Rm	2000 Rm	% change annualised
Gross premium income	**336**	358	17
Gross recurring premium income	**254**	291	9
Single premium income	**82**	67	53
Headline earnings	**7**	7	25
Payments to policyholders	**214**	261	3



METROPOLITAN RETAIL & ADVISORY SERVICES EXECUTIVE MANAGEMENT TEAM (left to right) Elida Lubbe, Rob Duggan, Graham Barlow, John Brotherton, James Murray (chief executive: MARS) and Mervyn Cookson

METROPOLITAN ADVISORY & RETAIL

AN EXCLUSIVELY BROKER-BASED DISTRIBUTION CHANNEL TARGETING THE UPPER AND MIDDLE INCOME MARKETS, KNOWN AS METROPOLITAN RETAIL & ADVISORY SERVICES (MARS), WAS ESTABLISHED IN 2001

METROPOLITAN RETAIL & ADVISORY SERVICES

The intention to boost the group's broker servicing capabilities was announced in the 2000 annual report. Steady progress was made during the first half of 2001 but from mid-year onwards developments on this front were rapid. An exclusively broker-based distribution channel targeting the upper and middle income markets, known as Metropolitan Retail & Advisory Services (MARS), was established on 1 July. Within two months it was not merely up and running but had achieved a high level of sales and servicing efficiency.

The bulk of the broker distribution capacity of existing Metropolitan businesses was incorporated into MARS, with retailing expert James Murray recruited for the position of chief executive. Being able to use Metropolitan Odyssey's broker branch infrastructure as a base provided MARS with a solid foundation on which to build. Despite this advantage, setting up a fully-fledged operation on a countrywide basis, complete with strategy and appropriately structured, staffed, accommodated and networked, within such a short timeframe was a logistical accomplishment of considerable proportions.

That the end result has both size (115 business development consultants, 50 sales support assistants and five legal advisers as well as a small complement of



services staff based at head office) and geographic spread (14 retail outlets in 10 major centres) on its side was a remarkable feat. Particularly strong representation in Gauteng (Johannesburg times two, Pretoria, East and West Rand) is backed by offices in Bloemfontein, Cape Town, Durban, East London, Pietermaritzburg and Port Elizabeth.

New mandates also had to be negotiated with bank, national and independent brokers throughout South Africa, with some 1 500 of the country's leading brokers being successfully signed up. As far as corporate brokerages are concerned, MARS has established relationships with ABSA, Alexander Forbes, Board of Executors, First National Bank and Nedcor.

MARS currently distributes a wide range of individual life investment and risk products on behalf of three product factories within the group – Metropolitan Life, Metropolitan Odyssey and Metropolitan Unit Trusts – making a complex set-up task even more demanding. By way of example, comprehensive product training for both marketing and administrative staff was required even although only top calibre professionals have been recruited both internally and externally. Distribution on behalf of the Metropolitan Health Group will commence in April this year.

The advent of the Policyholder Protection Rules, which came into effect on 1 July 2001, brought with it further challenges for MARS. After undergoing the necessary training, the entire broker contingent had to be officially accredited, a mammoth task that had to be completed by the end of the year. The demands in terms of information technology were equally formidable and yet in all instances systems solutions were found, even for what appeared initially to be insurmountable problems.

New business continued to be written throughout the start-up period. An 18% increase in the average monthly production to December 2001 in respect of Metropolitan Odyssey products sold bears testimony to the success achieved by MARS in increasing market penetration. The application of proven partner relationship management principles and the differentiation of service levels in accordance with the needs of specific broker and customer categories were vital contributory factors when it came to opening up new segments of the market, and the bank broker segment in particular.

As far as the future is concerned, MARS is confident that once it has increased its staff complement to the targeted level of 150 business development consultants, the quantity of new business being written will improve significantly without sacrificing quality in any way. Staffing up is scheduled for completion during 2002. The implementation of an integrated quotation system plus the introduction of refinements to its existing product range, both of which are imminent, will also help to generate additional sales. The ongoing differentiation of service in line with clearly identified needs in the various segments of the broker market will continue to give MARS a competitive edge. The growing number of independent broker networks being established to facilitate compliance with the Policyholder Protection Rules will be a specific area of focus.



METROPOLITAN DIRECT EXECUTIVE MANAGEMENT TEAM (left to right) Eddie Arpesella, Willie Landman, Dumi Matiwane, Roy Figueira, Raymond Potton, Hilary Stadler and David Lewis (chief executive: Metropolitan Direct)

METROPOLITAN DIRECT

METROPOLITAN DIRECT ATTRIBUTES ITS SUCCESS TO ITS ABILITY TO SOURCE AND SELL LOW PREMIUM, HIGH VALUE, NEED-SPECIFIC PRODUCTS

METROPOLITAN DIRECT

Metropolitan Direct was established as a focused distribution business unit in January 2001. Led by David Lewis, it provides a service to the entire New Africa Capital group, marketing financial services to individuals within specific target markets through a combination of telemarketing and direct mail activities. Each step in the marketing process homes in on a clearly identified need or needs of the particular customer or group of customers, none of whom is hesitant about purchasing without face-to-face intervention.

At R120 million, the unit contributed 19% to the group's total individual life new recurring premium income compared to 12% in 2000.

Metropolitan Direct attributes its success to its ability to source and sell low premium, high value, need-specific



products. Its greatest strength lies in its unique application of the alternate distribution methodologies it employs, its dynamic campaign management and its single-mindedness of purpose combined with matching efficiency.

On an operational level the capacity of the outbound telemarketing centre more than doubled during the period under review and it now operates two shifts, six days a week. The inbound telemarketing area also underwent a complete transformation, being converted from a service centre to a sales-and-service operation. Customers now not only receive the service they require, but are also given the opportunity to review their portfolios, with various options to amend their benefits being presented to them.

Metropolitan Direct has strong credentials that include a proven track record as well as a wealth of knowledge and experience. As a sharply focused sales and marketing operation, it is well positioned to continue enhancing its enviable reputation in the financial services industry.

TOTAL PREMIUM NEW BUSINESS BY DISTRIBUTION CHANNEL

	2001 %	2000 %
General intermediary channel	**39**	40
Direct writers	**43**	58
Metropolitan Direct	**7**	2
MARS	**11**	-

RECURRING PREMIUM NEW BUSINESS BY DISTRIBUTION CHANNEL

	2001 %	2000 %
General intermediary channel	**27**	28
Direct writers	**48**	60
Metropolitan Direct	**19**	12
MARS	**6**	-

MARS, which was established on 1 July 2001, contributed materially to single premium new business



THE VIRTUAL SERVICES GROUP EXECUTIVE MANAGEMENT TEAM (left to right) Johan Visser, Peter Herbert, Elize du Toit, Wendy Coetzee and Jan Cronje (managing director: The Virtual Services Group)

THE VIRTUAL SERVICES GROUP (PTY) LTD

FROM THE OUTSET THE COMPANY WAS DETERMINED TO TREAT E-BUSINESS AS NORMAL BUSINESS BEING DONE ELECTRONICALLY, AND TO APPLY EXACTLY THE SAME STRATEGIC BUSINESS PRINCIPLES AS WOULD HAVE BEEN APPLIED TO ANY OTHER COMMERCIAL UNDERTAKING

THE VIRTUAL SERVICES GROUP

In 2000 it was announced that a subsidiary company, known as The Virtual Services Group (TVSG), had been established specifically to develop e-business opportunities, both e-commerce and e-service, on behalf of the group. Using the internet as a base, TVSG is responsible for devising customer and partner interface solutions on behalf of the group. The company also enters into joint ventures and partnerships outside the group and develops information portals for internal and external usage.

In its first full year as a subsidiary, TVSG was only expected to recover 50% of its start-up costs but thanks to the solid foundations on which it was built, it has already attained breakeven status. From the outset the company was determined to treat e-business as normal business being done electronically, and to apply exactly the same strategic business principles as would have been applied to any other commercial undertaking. Consequently it has managed to avoid the trap into which many internet businesses have fallen, the so-called dot.bomb syndrome where digitisation is treated as something outside the normal run of business and failure inevitably follows.

During the past financial year TVSG put in place the basic infrastructure to enable all Metropolitan intermediaries to conduct business with the group electronically. While a lot has already been accomplished in this respect, there is a great deal more that still needs doing. The certificates currently being issued to intermediaries who have successfully sat the certification examinations in terms of the Policyholder Protection Rules are, for example, being made available to them via a secure access internet site.

With the assistance of the TVSG, Metropolitan Employee Benefits customers (employers and in some cases their employees, too) are now able to access and update their retirement fund member benefit data directly on line.

The arrangement whereby Metropolitan Life customers are able to make cash premium payments via the Post Office is just one of the business partnerships that TVSG has been instrumental in facilitating. Several other joint ventures are currently in the pipeline, some of which are only at the exploratory stage while others are nearing the implementation phase.

In acknowledgement of the successful website formula developed by TVSG, the South African Business Coalition on HIV and AIDS (SABCOHA) has elected redribbon.co.za, the site hosted by Metropolitan's AIDS Research Unit, as their electronic mouthpiece and officially nominated it as such. The government has since decided to go the same route as SABCOHA while several major South African businesses belonging to the coalition have also requested permission to follow in these footsteps.

A portal dealing with retrenchment and early retirement, known as goldenhandshake.co.za and developed by TSVG in conjunction with 13 partners, ranging from lawyers to psychologists, general medical practitioners to employment agencies, is proving equally popular. In the first month after its launch the site attracted an average of 3 053 visitors per day, with total hits numbering 100 854. The demand from other companies wanting to make goldenhandshake.co.za available to staff via their own corporate intranets is increasing.

MetWeb, a second generation intranet that was developed and launched by TVSG as the internal digital nervous system for all the Metropolitan businesses, has optimised work processing and knowledge management for the entire inside staff complement, both at head office and in the regions. The fact that MetWeb is linked to the group's extranet, which incorporates its external partner network, adds further functionality and also enables certain legacy applications to operate in the new internet environment.

Although it may not regard digitisation as a revolutionary business concept in itself, TVSG will continue to utilise this medium to revolutionise business processes, thereby raising service levels, reducing costs and optimising business relationships both internally and externally.



Tsoane Mphahlele
Chief executive: international business

NEW AFRICA CAPITAL HAS EXPANDED ITS BUSINESS HORIZONS TO INCLUDE THE REST OF THE DEVELOPING WORLD. THE AFRICAN CONTINENT WILL PLAY A PIVOTAL ROLE IN THE GROUP'S FUTURE GROWTH PLANS.

METROPOLITAN INTERNATIONAL

INTERNATIONAL BUSINESS

Given that geographic limitations would have continued to restrict growth opportunities for as long as the group retained a purely regional focus, New Africa Capital has, as already mentioned, expanded its business horizons to include the rest of the developing world. The African continent will play a pivotal role in the group's growth plans from the outset. Tsoane Mphahlele's appointment as head of international business has been made with a single objective in mind: to develop and implement a deliberate and well co-ordinated expansion strategy for the group with a view to further diversification of sources of income and earnings. When exploring options beyond the confines of Southern Africa, the knowledge and experience gained through the establishment of Metropolitan Botswana in particular, which was as recent as December 1996, will be invaluable. Both profit potential and pitfalls should be that much easier to identify.



METROPOLITAN BOTSWANA EXECUTIVE MANAGEMENT TEAM Thuli Johnson (managing director: Metropolitan Botswana) and Frikkie Augustyn

METROPOLITAN
BOTSWANA

A WELL CO-ORDINATED SERIES OF COLLABORATIVE INITIATIVES WAS PLANNED AND IMPLEMENTED, AIMED AT STRENGTHENING EXISTING TIES AS WELL AS FORGING NEW LINKS WITH THE BROKER COMMUNITY

METROPOLITAN BOTSWANA

Metropolitan Botswana grew its total premium income by 102% and its total recurring premium income by 114% in the 12 months to 31 December 2001. Recurring premium income on the individual life side was 127% up while on the employee benefits side it was 73% higher, both on an annualised basis.

However, individual life policy surrenders rose significantly while employee benefits claims experience deteriorated sharply. As a result, profits were flat compared to the previous year. Measures to address the high level of surrenders and to control claims have been put in place and will start to show benefits during the course of the year ahead.

As part of an aggressive brand and image building campaign during the period under review, Metropolitan Botswana was successfully re-launched at a gala occasion attended by the president, the minister of finance and various senior government officials as well as other dignitaries and leading local businesspeople. In addition to raising the company's profile, the networking opportunities created by means of the campaign have paved the way for improved business flows into the future.

Increasing business demands necessitated both the relocation of the company's head office to new and larger premises and its restructuring into three separate divisions, with the executive, sales and servicing functions having been split. Supervisory positions were all filled from within, creating scope for the advancement of existing staff.

Additional support staff were employed in an ongoing drive to enhance administrative and marketing efficiency and raise customer service levels. The establishment of a district office in Maun has also lead to improved customer contact at the point of sale although a full range of services is not yet available there.

The upgrading of office facilities, including equipment, and the upskilling of staff remains a priority.

Given that all business is written through brokers and broker agents, a well co-ordinated series of collaborative initiatives was planned and implemented, aimed at strengthening existing ties as well as forging new links with the broker community. The training programmes in particular were seen as adding value, while great benefit was also derived from the discussion forums that focused on identifying customer needs and innovative ways of meeting them.

A new range of need-specific products is currently being developed on the basis of feedback from these joint sessions plus the results of independent market research. Refinements to existing products such as the stand-alone funeral policy known as the Pitlho Plan, including re-ratings if necessary, are also in the process of being implemented. The possibility of shorter built-in premium guarantee periods for employee benefits business, based on quarterly or half-yearly as opposed to annual reviews, cannot be ruled out due to adverse claims experience.

PERFORMANCE OVERVIEW

	2001 Rm	2000 Rm	% change annualised
Gross premium income	**150**	93	102
Gross recurring premium income	**149**	87	114
– individual life	**120**	66	127
– employee benefits	**29**	21	73
Single premium income	**1**	6	(79)
– individual life	**1**	2	(38)
– employee benefits	**-**	4	
Payments to policyholders	**42**	16	223

The above figures have been converted from pula into rand at an exchange rate of R1.55

METROPOLITAN NAMIBIA

DURING THE PERIOD UNDER REVIEW, THE COMPANY UNDERWENT A MAJOR RESTRUCTURING EXERCISE THAT INVOLVED THE SEPARATION OF ITS SERVICING FROM ITS ADMINISTRATION AND SALES OPERATIONS. HAVING DEDICATED CUSTOMER SERVICE STAFF COUNTRYWIDE HAS RESULTED IN A MARKED IMPROVEMENT IN SERVICE LEVELS.

METROPOLITAN NAMIBIA

Metropolitan Namibia's acquisition of a 51% stake in Namibian Healthcare Administrators with effect from January 2001 has proved to be an eminently successful move into a totally new field of business. Now known as Methealth Namibia Administrators, the company has used the strong Metropolitan brand and an expanded range of services, including managed healthcare, to good effect to increase its number of principal members under administration by 50% from 11 077 to 16 568. At N$2.8 million, net profit before taxation increased by 274% from N$740 000 in 2000. This achievement is directly attributable to management's ability to maintain the existing administrative and cost structures while at the same time growing the membership base significantly.

Despite tough trading conditions due to the sustained economic downturn in Namibia, new individual life recurring premium income was 11% up. Credit life and direct mail business, although both relatively small in the overall scheme of things, achieved significant growth of 246% and 53% respectively.

The employee benefits division performed strongly once again, recording an upswing of more than 50% in recurring premium income for the third year in succession. The number of private pension funds administered by



METROPOLITAN NAMIBIA EXECUTIVE MANAGEMENT TEAM Jason Nandago and Leeba Fouche (managing director: Metropolitan Namibia)

Metropolitan Namibia more than doubled, and growth prospects in this segment of the market are looking favourable for 2002.

Single premium income from individual life and employee benefits business was 99% higher overall, albeit coming off a low base.

The company also managed to reduce its expense ratio from 21.3% to 19.4% thanks to a series of successful cost containment measures, thereby continuing the downtrend that has been in evidence for the past two years.

During the period under review, the company underwent a major restructuring exercise that involved the separation of its servicing from its administration and sales operations. Having dedicated customer service staff countrywide has resulted in a marked improvement in service levels.

Efforts to extend Metropolitan Namibia's operational independence from South Africa were ongoing, with the decentralisation process now almost 100% complete. The composition of the staff complement also reflects the company's commitment to Namibia and a truly representative spread of Namibians. Employee profiles at all levels, including middle and executive management, closely reflect local demographics.

PERFORMANCE OVERVIEW

	2001 Rm	2000 Rm	% change annualised
Gross premium income	**300**	285	32
Gross recurring premium income	**233**	243	20
– individual life	**191**	209	14
– employee benefits	**42**	34	54
Single premium income	**67**	42	99
– individual life	**39**	14	248
– employee benefits	**28**	28	25
Payments to policyholders	**165**	150	38

REVIEW OF OPERATIONS



METROPOLITAN ASSET MANAGERS EXECUTIVE MANAGEMENT TEAM (left to right) Charles Foster, Carstens Mphelo, Philip Morrall (managing director: Metropolitan Asset Managers) and Asief Mohamed

METROPOLITAN ASSET MANAGERS

METROPOLITAN UNIT TRUSTS WAS THE WINNER OF THREE ASSOCIATION OF UNIT TRUSTS/ PERSONAL FINANCE RAGING BULL CERTIFICATES IN RESPECT OF THE THREE-YEAR PERIOD ENDED 31 DECEMBER 2001

METROPOLITAN ASSET MANAGERS

Metropolitan Asset Managers (MetAM) is rightly renowned for top quartile performance rankings, a truth underlined by the fact that Metropolitan Unit Trusts was the winner of three Association of Unit Trusts/Personal Finance Raging Bull certificates in respect of the three-year period ended 31 December 2001. As a management company, Metropolitan Unit Trusts came third in the unit trust company of the year category, based on the consistency of performance of all funds under management since 1 January 1999. The Metropolitan Money Market Fund was placed first in the domestic fixed interest money market fund category while the Metropolitan Resources Fund achieved third place in the category for top performance overall in all fund categories.

Having ridden the crest of the wave for several years, MetAM did, however, find itself in a performance trough for the first three quarters of the 2001 financial year. A strong upsurge in the fourth quarter saw the company ending the 12 months back in the middle if not the top quartile of the rankings.

On the business development front this temporary slump made it difficult to attract new investors, especially those with a short-term focus such as unit trust customers.

Nevertheless, MetAM succeeded in winning several large mandates worth hundreds of millions of rand from parastatals and pension funds for whom consistency of performance is the determining factor. Having been generally adjudged a low risk service provider thanks to its strong emphasis on corporate governance and compliance, it also enjoys the advantage of robust empowerment credentials.

In the year ahead MetAM will be looking to capitalise on these new business achievements that have added considerably to its stature and substance, strengthening its claim to mainstream asset management status. Amongst other things, it has resumed its drive to boost off balance sheet assets under management beyond the R1 billion that was achieved in 2001. Acquisitions that will assist in this bulking-up process will receive serious consideration as the asset management industry continues to consolidate.

Although fee income was hard hit by the combination of volatile markets and poor performance, MetAM managed to contain costs to such an extent that its pre-taxation profitability remained on target, showing an annualised increase of 57% on the 2000 figure of R17 million to R22 million.

MetAM is intent on becoming a uniquely responsive partner in need-specific product development. As a result, it is expanding its current product offering, which to date has centred around active management with a growth bias, to incorporate other investment styles and strategies in line with the clearly identified requirements of both internal and external customers.

With enhanced customer centricity in mind, MetAM has restructured its marketing area so that the business development and customer service teams have been integrated into a continuous relationship loop that is exclusively needs driven. At the same time, efforts to build the MetAM brand have been ongoing, with considerable headway having been made in this regard.

During the period under review, human resource practices in general, and MetAM's stance on empowerment in particular, were subjected to a comprehensive review. Empowerment is now an integral part of the company while exceptionally low staff turnover, especially amongst the investment professionals, bears witness to effective recruitment and retention strategies.

Top achievers of the year



Robert Walton (managing director: Metropolitan Unit Trusts) and Asief Mohamed (chief investment officer) with the Raging Bull certificate

Established under the leadership of Abel Sithole, the corporate cluster, focusing as it does on government, parastatal and institutional business and bringing MetAM and Metropolitan Employee Benefits into the same fold, has generated a wealth of exciting new opportunities for closer co-operation between the two. Enhanced relationships with shared customers should start paying dividends soon.

Asset management performance overview

- Total investment assets under management up from R30.2 billion to R35.0 billion
- On balance sheet assets of R29.6 billion (2000: R25.6 billion)
- Off balance sheet assets up from R4.6 billion to R5.4 billion
- Headline earnings of R16 million

Metropolitan Unit Trusts

Turning to Metropolitan Unit Trusts, the company, which celebrated its tenth anniversary in 2001, broke through the R2 billion barrier in assets under management. Although it had taken eight years to reach the R1 billion mark, the second billion was notched up in just two years.



METROPOLITAN ASSET MANAGERS EXECUTIVE MANAGEMENT TEAM (left to right) James Denton, Eugene Jooste, Robert Walton and Anton Berkowitz

As the South African agent for CGNU's suite of nine offshore unit trust funds known as the Privilege Portfolio, Metropolitan Unit Trusts was also responsible for almost doubling their assets under management to R120 million in its ongoing efforts to meet the rand hedge requirements of customers.

All administration for its own unit trusts, comprising a suite of eight local funds and one rand-denominated international fund of funds, has been consolidated on a single state-of-the-art system that delivers support services of world-class calibre. The suite includes the Metropolitan Industrial Fund that was launched recently in place of the Metropolitan New Generation Fund, with the latter having been converted because there was no longer any place for small capital sector technology stocks.

A combination of stringent cost control and optimum cash management saw the company trebling its profitability, with its contribution to pre-taxation profits increasing from R600 000 to R3 million during the financial year under review.

UNIT TRUSTS PERFORMANCE OVERVIEW

- Total sales of R1.5 billion
- Assets under management of R2.1 billion (2000: R1.7 billion)
- Headline earnings of R3 million

METROPOLITAN PROPERTIES

In order to generate improved returns through a stronger focus on core competencies, Metropolitan Properties has been restructured into two separate units, one concentrating on property administration and the other on property asset management. There were no significant developments or disposals during the period under review, with assets under management stable at around R2.2 billion. Thanks to a well diversified portfolio, where the risk is spread across the commercial, retail and industrial categories, both rental returns and vacancy factors were maintained at acceptable levels. Despite the difficulties currently being experienced, most of which are as a direct result of the general economic slowdown, the long-term potential of property as a proven stability factor in investment portfolios remains sound.

METROPOLITAN HEALTH GROUP MANAGEMENT TEAM

David Watts and Blum Khan (chief executive: Metropolitan Health Group)



METROPOLITAN HEALTH GROUP

THE METROPOLITAN HEALTH GROUP IS CURRENTLY THE THIRD LARGEST HEALTHCARE ADMINISTRATOR IN THE COUNTRY

METROPOLITAN HEALTH GROUP

The healthcare sector has been increasingly challenged by medical-cost inflation - fuelled by the struggling rand - and yet despite this, Metropolitan Health Group (MHG) achieved growth in fee income of more than R100 million, from R215 million in 2000 to R319 million in 2001. (Fee income includes licensing fees from franchising arrangements and fees paid by clients who purchase managed healthcare packages from Clinical Management Solutions, the group's risk management arm.)

Currently the third largest administrator in the country, with an estimated market share of some 15% compared with 10.9% in 2000) MHG's successes during 2001 are attributable in part to three full administration contracts, signed with Transmed Medical Fund (Transnet's healthcare portfolio) and the Sappi and Remedi Medical Aid Schemes. Together they resulted in an increase of 125 000 members.

Over 200 members of staff were included in the Transmed deal, all Johannesburg based, which gave MHG a strong foothold in the Gauteng market. The tender for this scheme was won in December 2000 and by March the following year, all 100 000 members had been converted to the MHG operating platform. Both the systems integration and the training of the former Transmed employees in the Gauteng office were effected with minimal disruption, and there was a marked turn-around in operational effectiveness.

The integration of Newmed (the former administration division of Bankmed) and Methealth, Metropolitan's own healthcare subsidiary, ongoing since January 2000 when the two companies were involved in a post-acquisition merger, continued according to plan. The last stage of the amalgamation process, being the relocation of staff from the two geographically separate units, was successfully completed during the period under review.



METROPOLITAN HEALTH GROUP MANAGEMENT TEAM (left to right) Nick Rudson, Estelle Burger and Dylan Moodley

PERFORMANCE OVERVIEW

- R4 billion (2000: R3 billion) in contributions under management
- R319 million in fee income for the period
- Headline earnings of R18 million

Once the incorporation of Transmed and Newmed had been finalised, the MHG management team could focus all its energies on a major restructuring and rightsizing exercise with a view to entrenching the group's position as a market leader. By enhancing its ability to respond proactively to external market forces and to provide customised service to clients, the process formed an integral part of MHG's long-term growth strategy, the ultimate objective of which is to achieve superior returns for shareholders and optimise relationships with clients.

Consequently, in the interests of greater client-centricity, MHG re-examined its client relationship management strategies with a view to reconfiguring existing relationships to maximise the advantages for all concerned. The group's new organisational structure has therefore been designed to facilitate personalised one-on-one relationships at board of trustee, broker and employer group level.

Innovative loyalty programmes are being developed as part of a major awareness drive, with the group also set to raise its profile via brand and image building campaigns for carefully selected opinion-makers.

Challenges which MHG faced in 2001 included the voluntary liquidation of Publiserve, a 9 000 member medical aid scheme for public servants administered by MHG, after it failed to achieve the required solvency levels.

Furthermore, Sanlam's decision to sell Sanlam Health to Medscheme effectively cost MHG the administration contracts for Topmed and Selfmed, Sanlam's two large open medical aid schemes with a combined membership of some 45 000.

Membership numbers under the OpenPlan Medical Scheme also declined after a mid-year increase in premiums, the result of prior year under-pricing, and a restructuring of benefits in September 2001. This cost the scheme, and therefore MHG as administrator, some 50 000 members.

Due to these decreases in membership MHG recorded a decrease in headline earnings for the six months to 31 December 2001 compared to headline earnings of R29 million for the first half of the year. At R18 million, headline earnings for the year remained positive (2000: R24 million).



METROPOLITAN HEALTH GROUP MANAGEMENT TEAM (left to right) Naomi Koeberg, Rosy Botha, Welile Maleka and Leighton McDonald

Initially management was reluctant to downsize MHG because of potential business opportunities in the pipeline. However, when these failed to materialise, it became necessary to re-engineer the business, with the staff headcount being reduced from 1 140 to 860 in early 2002.

Thanks to this remedial action, and the client service remodelling referred to earlier, management is confident that MHG is strongly positioned to improve both profitability and investor returns. In fact, the re-engineering and restructuring outlined above mean that MHG is poised for vigorous growth into the future as it continues to offer clients cost-effective administration and top-calibre service tailored to their specific needs.

One of the qualities that keeps MHG ahead of its competitors is its dynamism and innovative ethos. Aside from technical innovations, which keep it at the forefront of e-business, MHG is constantly developing new ways of providing world-class service and results-driven managed care products as well as efficient and cost-effective operational processes. Opportunities to apply its empowerment philosophy in practice are actively pursued.

Run by a young and energetic, success-motivated management team, lead by chief executive Blum Khan - a chartered accountant by profession with many years' experience in the local and international business arena - MHG prides itself on staying ahead of the pack in the healthcare sector.

In January 2002 the group went live with its first full-franchise deal after signing a groundbreaking franchise agreement with the Lamaf Medical Scheme (LAMAF), a fund which services local authority employees. From the beginning of the year this exciting new development placed an additional 7 000 members on the MHG system in one of the smoothest switchovers ever.

Franchising, pioneered by MHG, could well change the face of medical aid administration in South Africa. These innovative arrangements offer medium-sized and smaller schemes full access to MHG's state-of-the-art technology, proven methodologies and wealth of expertise and experience while allowing them to maintain their own identity and operational independence. To date, healthcare administration in this country has been dominated by a few large administrators.

An industry first, the contract with LAMAF has provided the scheme with a proven system that is already operating successfully on a large scale. With MHG's technology as well as its business processes and procedures at its disposal, backed by full staff training, recruitment advice and ongoing technical support, LAMAF has acquired an entire business solution that will enable it both to cut its administration costs and to improve its service levels.

Exploring other franchising possibilities is one of MHG's strategic objectives for the coming year, with self-administered schemes and schemes in need of systems updates or upgrades as key areas of focus. MHG is able to announce that it has recently signed another franchise contract, details of which will become public shortly. Other goals include targeting non-franchise, full administration opportunities (in particular large schemes that are currently poorly administered), enhancing the group's participation in the South African retail market, pursuing various offshore options and investigating potential acquisitions within the industry.

In a world where remaining on top of e-business developments enables companies to gain and retain a competitive edge, MHG is constantly evolving its technology, thereby raising service levels and enhancing efficiency.

Twenty-four hour access to the internet together with a 24-hour self-help telephone line allows MHG members to obtain detailed information about the benefit structures of their particular schemes. Profiler, a unique web and telephone-based tool that allows members to keep their own contact details and other relevant demographic information current, was introduced during the course of the year. Via Profiler, members and service providers also have the choice of receiving customised, electronic communication via e-mail or cell phone so that they are able, for example, to obtain their monthly payment statements electronically.

The usage of Dynamic Member Administration (DMA), the brainchild of MHG and a technological first in South Africa, continues to increase. Via the internet it allows authorised users within employer groups independent access to member data around the clock, with all transactions being effected in real time regardless of the geographic location of the user in South Africa. User-friendly DMA eliminates administrative drudgery while at the same time offering increased efficiency, cost savings and security.

TOP ACHIEVERS OF THE YEAR



Top achievers Stephen Cloete and Verona Wilson have progressed through the ranks to senior management positions within the Metropolitan Health Group

MHG is in the process of launching a further web tool that meets the specific needs of intermediaries. Called e-Mediate, it will enable brokers to administer customers from their offices 24 hours a day, 7 days a week in a secure environment. Amongst other things, they will be able to check member data (including details such as benefits used, claims and contribution history), print membership certificates and access commission statements.

In its quest to provide electronic solutions to all its stakeholders, MHG is currently refining its web-based claims processing system, targeted at service providers countrywide, with a view to further increasing the proportion of claims processed without unnecessary human intervention. During 2001 MHG increased its electronic claims component by 10% and is now an industry leader, with close to 70% of all claims being received via EDI (electronic data interface).

MHG also offers comprehensive and cost-effective risk management healthcare services through its subsidiary, Clinical Management Solutions. These services are available to all schemes under administration by MHG, giving members access to HIV/AIDS management programmes, hospital benefits and chronic medication.



METROPOLITAN CORPORATE ACTUARIAL TEAM (left to right) Edwin Splinter, Jan Weers (valuator), Lance Raftesath and Murray le Roux

GROUP SUPPORT SERVICES

Corporate actuarial

The corporate actuarial team conducted the interim and annual financial soundness valuations on behalf of the life companies in the New Africa Capital group, with the exception of Metropolitan Odyssey and Commercial Union Life. They were also responsible for the embedded value calculations at the half-year and year-end. With effect from 31 December 2001, the group's embedded value disclosure was subjected to a formal external audit process for the first time. This decision was taken proactively ahead of any legal requirements.

Group business & technology services

Major restructuring projects resulted in significantly increased demand for the products and services provided by group business & technology services, all of which were met without taking on extra staff or lowering delivery standards. This meant that businesses throughout the group were able to continue operating with no or only minimal disruption.

As far as technology infrastructure management is concerned, the unit not only met the additional capacity requirements of both new and existing businesses, but also helped them to contain or decrease operating costs. In certain areas, operating efficiencies were enhanced in the process. A recent customer satisfaction survey confirmed that in many instances already high service levels had not merely been maintained but exceeded.

Risk management issues were also successfully addressed, including business continuity planning and computer virus protection measures.

Significant strides were made on the digitisation front, with the majority of products and services now available via the intranet, including procurement through external suppliers. Intranet upgrades have greatly enhanced the degree of interactivity that internal customers enjoy, with facilities like e-learning rapidly gaining in popularity as a result.



METROPOLITAN GROUP BUSINESS & TECHNOLOGY SERVICES TEAM (left to right) Willem Coetzee (head: group strategy and information technology), Dave Law, Graham Spolander and Pieter Henning

The unit's determination to transform itself into an enterprise that is run on sound business principles led to a decision to investigate the outsourcing of non-core functions. The necessary steps have already been taken in areas such as the group's computer mainframe services as well as its catering, stationery supply and courier services, with its facilities management capabilities currently under review.

Despite additional pressure on reaching employment equity objectives as a result of outsourcing, the unit remained firmly on the empowerment track and continued to forge ahead in other areas such as the flattening of reporting structures and the devolution of decision-making. It was also a leader in external education initiatives, internal training and development projects and staff communication and incentivisation programmes.

Looking to the future, the main emphasis will be on improving the competitiveness of the unit and enabling the businesses that it serves to become more competitive through the optimum use of technology. Innovative digitisation will therefore continue to be a top priority, with the emphasis on moving further and faster than the opposition.

GROUP FINANCIAL AND HUMAN RESOURCE SERVICES

Group human resource services

On the human resources front, the Metropolitan People Project (MPP) took centre stage during the review period. Aimed at the identification, introduction and implementation of international best practice in all aspects of human resource management and administration, it has resulted in the re-examination of human resource policies, processes and practices throughout the group.

Using both internal and external expertise, world-class benchmarks have been and are being established in respect of the full spectrum of services provided, and the computer software needed to support these global standards has been acquired. It is estimated that MPP will take at least another two years to complete.

One of the many advantages of MPP is that it will immediately make relevant sections of the human



METROPOLITAN GROUP FINANCIAL AND HUMAN RESOURCE SERVICES TEAM (left to right) Roux Truter, Gregory Beck, Wiebke Lusted (head: group financial and human resource services), Rian du Toit, Nicky Beukes, Ian Gelderblom and Thava Govender

resource data base accessible to staff and management alike, facilitating decision-making at both an employee and employer level through the elimination of administrative hold-ups. By way of example, the workload involved in overseeing vital human resource initiatives and interventions, such as the workplace skills plan, will also be significantly reduced, with all the facts and figures readily available to support claims for repayment of the government's monthly skills levy.

Not only will an external service provider assist with MPP, but a European Union project, known as Investors in People, will also serve as an independent monitoring mechanism. A comprehensive audit of existing practices will be followed by a two-year trial period during which the group will have the opportunity to prove how well it measures up by earning the EU seal of approval for its new practices.

A second project that merits special mention is the employee assistance programme (EAP), which was launched in July last year. Employees and their families can access a toll-free number should they require expert assistance in resolving personal or career-related dilemmas. Strict confidentiality is maintained by the consultants concerned, irrespective of whether the problem has its origin at work or at home. The initial response to the EAP has been good, with the professional solutions provided helping to raise morale and improve productivity.

In addition to implementing pay for performance systems on a selective basis for internal customers who specifically requested the facility, the unit's involvement in the restructuring of the various businesses within the group has been extensive. This is particularly true from an industrial relations and remuneration and reward packaging perspective.

Group financial services

On the financial side, innovations have generated considerable savings in terms of time and money. The acquisition of new financial management and financial reporting tools, operating in the server environment, has added greatly to the ease with which budgeting, forecasting and income and expenditure analysis can



METROPOLITAN GROUP LEGAL SERVICES AND COMPANY SECRETARIAT TEAM (left to right) Pieter Borman, Mbuso Mtshali and Ettienne Hugo (chief legal adviser)

be completed, and thereafter updated as often as needed. As a result, the unit has been able and will continue to be of greater assistance in the preparation of monthly, interim and annual results. Several technological advancements in the sphere of electronic banking, both deposits and withdrawals, were also instituted during the period under review and have streamlined transactions of this nature, resulting in cost savings.

"Bottom-line" and "customer centricity" have become watchwords with all staff. Consequently the unit was able to recover its total costs in 2001, a year earlier than expected. When it comes to empowerment, efforts to make the working environment fully enabling and equitable are ongoing, with the level of participation by staff across the spectrum in the running of the unit at an unprecedented high.

Group legal services and company secretariat

In addition to litigation and extensive legal opinion work, the group legal services team was responsible for drafting and vetting a wide range of contracts and keeping the group up to date on new legislative developments. This includes both laws that have been promulgated and bills that are under consideration as well as all industry-related issues being raised by the Life Offices' Association and other regulatory authorities such as the Financial Services Board.

During the period under review the chief legal adviser also fulfilled the duties of the company secretary.

Group marketing and communications

Over and above providing marketing and communications related support services to the group as a whole, the unit was involved in several strategic projects with a strong external focus during the 12 months to December 2001. Partner relationship management involves the appointment of a relationship manager to drive the development of an integrated high-level business strategy that co-ordinates all activities relating to, or in any way impacting on, a relationship between an identified business partner and the various Metropolitan businesses with whom that partner interacts. Consistency of mindset and message is imperative so that a single, totally congruent image of the group is projected and, just as importantly,



METROPOLITAN GROUP MARKETING AND COMMUNICATIONS TEAM (left to right) Frans Reyneke, Sipho Mabusela (chief executive: group marketing and communications) and Terry February

received by the various participants in the process. Not only can potential conflicts of interest be identified and eliminated, but all duplication of effort can also be avoided. Far from imposing additional constraints, collaboration on a group-wide basis adds dynamic new dimensions to both sides of the partnership equation.

Key account management is another of the areas where the unit has made notable progress. In essence it relies on the same principles and practices that underpin partner relationship management but as applied to major accounts within businesses rather than pivotal partnerships spanning several businesses.

Proactive engagement with the government on several different fronts, both as an existing and as a prospective business partner, continues to feature prominently on the unit's list of priorities.

Not satisfied with the model based on living standards that is normally used to segment the South African consumer market, the unit conducted extensive research and developed a segmentation tool of its own with seven financial sophistication measures (FSMs for short), unique to the group, as its point of departure. All processes within the group, including market penetration strategies, are now FSM driven, with an exceptional depth and breadth of data having been put at the disposal of the various businesses.

A comprehensive brand management system has also been put in place for the first time, incorporating in-depth analyses of factors such as brand drivers, definers and differentiators. The group is now well positioned to raise brand awareness and acceptability levels to new heights.

Group risk management

This support service exists to help protect the interests of both external and internal stakeholders, and to give them the security of knowing that independent reviews form an integral part of the group's overall management process. Since establishment it has played an increasingly important part in proactively identifying, evaluating and reporting to the board and senior management on strategic business-related risks of a financial, operational and reputational nature in order to keep the group's risk profile within clearly defined and mutually acceptable parameters.



METROPOLITAN GROUP RISK MANAGEMENT TEAM (left to right) Bonita Petersen, Hermie Hendrickse, Willem van Schalkwyk, Johan van Rensburg, Safs Narker, Colin Campbell and Sedick Steenkamp (head: group risk management)

Group risk management is also actively involved in providing audit assurance that adequate controls are in place to manage these risks properly, and that the corporate governance requirements of both King reports are being met in all respects. Far-reaching recommendations on improvements to risk management and internal controls, including governance structures such as the audit committees at both group and subsidiary company level, were made and implemented during the period under review.

The group's business continuity planning also falls within the monitoring and review functions of group risk management, and various upgrade proposals in this regard were put forward. Ongoing efforts to combat fraud and other white collar crime, involving awareness, detection and prevention, are proving successful, with the recent introduction of an ethics line that guarantees complete anonymity to callers who report unethical behaviour already reaping rewards.

The unit is also responsible for managing, as cost-efficiently and effectively as possible, the group's short-term insurance portfolio as well as its liability, professional indemnity and fidelity cover and the financial aspects of its working relationship with the external auditors. Progress in these three areas was incremental.

By ensuring that it always meets the highest professional standards, and opting for a persuasive rather than a prescriptive approach, the team has earned for itself status similar to that of a consultancy where senior management not only heeds advice received but also frequently requests additional input. Partnership principles will continue to underpin all risk management activity into the future.

In the year ahead the intention is to consolidate on the solid foundations outlined above, refining policies and procedures where necessary and sharpening the focus on those areas that represent the greatest risk to the group.

All aspects of empowerment, including employment equity, have been and continue to be a priority in the risk management area. Amongst other things, a bursary and mentorship programme provides on-the-job training and creates career and other developmental opportunities for twelve financial students, thereby helping to supplement the shortage of skilled staff from the designated group.

Future prospects

New Africa Capital is now particularly well positioned to assist individuals and groups from across the income spectrum, and the people who represent them, in realising their financial aspirations.

Through Metropolitan Life's direct writer distribution arm and the channel that will in future be known as Metropolitan Group Schemes, we have firmly established ourselves as the dominant life assurer in the emerging market (FSMs 2-4). We will be utilising our wealth of expertise and experience to entrench our position of market leadership still further.

At the same time, we will continue to sharpen our focus on the middle income market (FSMs 4-6), which has been identified as the growth market of the future and where we are aiming to become a significant player. While we will be looking to increase our market penetration in major urban areas countrywide, we will also be extending the range and scope of our Project Goldrush initiatives to grow our share of the middle income market in Gauteng in particular. Here Metropolitan Life's direct writer and general intermediary channels, backed by the professionalism and proficiency of MARS and Metropolitan Direct as additional distribution arms, will stand us in good stead.

The upper income market (FSM 7 and above) will receive more attention than has been the case in the past, with Metropolitan Odyssey and MARS a formidable combination on the product development and distribution fronts respectively. We will be concentrating on distributing niche commodity investment products in this market.

Thanks to the establishment of the retail cluster, there is currently far more and far better interaction between the various individual business distribution channels than there has been to date. Gaps and overlaps have to a large extent been eliminated as a result.

As far as institutional business is concerned, the closer working relationship between MetAM and Metropolitan Employee Benefits via the corporate cluster will assist us in gaining a larger share of business from big corporations in the private sector as well as from government institutions and parastatals in the public sector.

In general we will be aiming for a significant increase in our share of government business thanks to ongoing, highly successful efforts to engage proactively with the relevant decision-makers.

Turning to our asset management activities, we will be striving to regain and retain our top quartile rankings across the board in the investment performance ratings. This will count heavily in our favour when it comes to giving third party assets under management - individual as well as institutional – a further boost.

In the healthcare arena, we will be actively pursuing local and international franchising opportunities, and expect ultimately to play a major role in revolutionising healthcare administration in this country and elsewhere in the world thanks to this seminal development.

Our ability to compete effectively in the market of the future has been significantly enhanced by recent operational advances. These include the streamlining of our customer support operations, the introduction of an advanced individual life new business system, the establishment of a strong e-commerce capability and investment in customer and partner relationship management (CRM and PRM) applications and practices.

Equal emphasis will be placed on increasing profitability as on improving productivity as we strive to grow our share of the recurring and single premium individual and group life assurance and employee benefits markets in South Africa, Botswana, Lesotho and Namibia. The same principle – quantity but not at the expense of quality - will apply to our expansion drive into Africa.



Peter Doyle
Group chief executive



METROPOLITAN INVESTOR RELATIONS TEAM (left to right) Nico Oosthuizen, Natalie Amos and Tyrrel Murray (general manager: group finance – investor relations)

AT NEW AFRICA CAPITAL WE HAVE A DEDICATED INVESTOR RELATIONS DEPARTMENT THAT IS COMMITTED TO ENHANCING DISCLOSURE, INCREASING TRANSPARENCY AND FACILITATING REQUESTS FOR INFORMATION FROM THE INVESTMENT COMMUNITY WHEREVER POSSIBLE

BACKGROUND

Like most of the listed companies in the financial services sector, New Africa Capital's share price is largely determined by the perceptions of stockbroking and institutional analysts covering the sector.

The year 2001 saw many exciting changes, the most significant being the restructuring of Metropolitan and New Africa Investments Limited. This resulted in the formation of a new holding company for the Metropolitan businesses, New Africa Capital (NAC), which listed simultaneously on the JSE Securities South Africa and Namibian Stock Exchange on 21 September 2001.

Open and honest communication with the investor community is of great importance, and at New Africa Capital we have a dedicated investor relations department that is committed to enhancing disclosure, increasing transparency and facilitating requests for information from the investment community wherever possible.

INVESTOR RELATIONS TEAM

Tyrrel Murray, general manager (group finance), and Nico Oosthuizen manage NAC's investor relations programme and meet with all local and international fund managers/analysts visiting New Africa Capital.

The appointment of Wilhelm van Zyl as group actuary for NAC further strengthens the investor relations function as he will play a much more active role in NAC's investor relations programme in future.

When necessary, specialists from key areas within the group are called upon to expand on complex operational matters requiring a more detailed analysis.

Target audiences

NAC's investor relations programme has specific projects to target the following audiences:

External

- Sell-side analysts covering the life assurance industry
- Buy-side analysts / fund managers at institutions
- Major shareholders
- International sell-side and buy-side analysts
- Former shareholders
- Potential shareholders

Internal

- Executive management
- Board members
- Employees

Communications media

A variety of communications media are employed to reach members of the investment community.

A comprehensive investor relations website has been established with the specific needs of analysts and fund managers in mind. The content is refreshed on a regular basis and upgraded where necessary.

Update, an electronic newsletter, is distributed to an extensive database whenever there is financial and/or other news likely to be of interest to followers of NAC.

Investor interaction

One-on-one meetings with analysts and fund managers take place at frequent intervals. Spokespeople from the various Metropolitan businesses provide support for the members of the investor relations team as and when requested.

Since January 2001 there has been a substantial increase in the number of local and international asset managers calling on NAC to update themselves on the group's progress, strategies and initiatives for growing the business into the future.

At year-end and interim results stage group CEO Peter Doyle and members of his executive team host formal presentations for members of the Investment Analysts Society in Cape Town and Johannesburg. These presentations are followed by a roadshow to institutional investors while one-on-one meetings are also offered to analysts.

A highly successful site visit for members of the investment community was held on 14 August 2001. This event gave management the opportunity to discuss their respective business strategies with analysts, who in turn had the chance to gain a better understanding of the different Metropolitan businesses and their management teams.

Financial disclosure

Communicating the group's financial results remains one of the most important tasks of the investor relations department. During the past year NAC became the first company to win an award for its annual financial results media advertisement for the second consecutive year. The competition, held under the auspices of the University of Pretoria's department of accountancy, evaluates statutory advertisements in terms of disclosure, legibility and general appearance.

NAC (then Metropolitan) also received a silver award for the best sustainability disclosure in the services sector in the KPMG Survey of Sustainability Reporting in South Africa for its 2000 annual report. Points were allocated for the publication of both financial and non-financial information.

Whilst the emphasis will continue to be on improved and more in-depth financial data, NAC has also committed itself to excellence in reporting on non-financial/social sustainability matters such as HIV/AIDS, corporate social involvement activities, employee profiling and employment practices.

Future focus

In line with NAC's vision of becoming a world-class Africa-based financial services group, the investor relations team will be building on the solid foundations laid in 2001 by creating additional opportunities to share information with the investment community, both locally and internationally.

FIVE KEY PROGRAMME AREAS FORM THE FOCUS FOR NEW AFRICA CAPITAL'S WORK TOWARDS SOCIAL SUSTAINABILITY: CORPORATE GOVERNANCE, EMPOWERMENT, HIV/AIDS, CORPORATE SOCIAL INVOLVEMENT OR CSI AND SOCIALLY RESPONSIBLE INVESTING

This year's Earth Summit or UN World Summit on Sustainable Development - the largest conference ever in Africa – is being held towards the end of August 2002 in Johannesburg. It is an opportune time therefore to review where New Africa Capital stands with regard to sustainability.

Until the previous Earth Summit in Rio twelve years ago, the term referred to economic sustainability, or the ability of a company to maintain itself in business. The Rio Summit took the term for ecological and environmental use, and provided a definition of sustainable development as "development which meets the needs of the present generation without compromising the ability of future generations to meet their needs".

A time element to economic development was therefore introduced that de-linked development from growth and shifted attention from a short-term results outlook to a much longer time-frame. Out of Rio also came various initiatives including the first meetings of the World Business Council on Sustainable Development. Corporate responsibility for the environmental impacts of operations was being brought into the spotlight.

The Johannesburg Summit has extended still further the definition of sustainable development to be more applicable to pressing African and other marginalised countries' issues. Now the term has come to include development that is socially sustainable as well – ie it must address poverty alleviation and social ills over time as well as environmental degradation and resource depletion.

This broader definition of development aligns with the trend for corporate stakeholders to seek more than financial information and results alone: reporting on the triple bottom line – or financial, social and environmental accounting – is becoming more prevalent.

The operations of New Africa Capital and the choice of its investments have environmental implications, but it is in the area of social sustainability that New Africa Capital is most concerned and active. Five key programme areas form a focus for its work towards social sustainability: corporate governance, empowerment, HIV/AIDS, corporate social involvement or CSI and socially responsible investing. Each of these, dealt with in greater detail in the pages that follow, represent leading edge thinking and action in Southern Africa of which New Africa Capital can be justly proud.

SOCIALLY RESPONSIBLE INVESTING

The core principle of Futurebuilder is using astute financial investment to help grow the Southern African economy in a way that has greatest impact on social development.

An investment fund created in 1996 and administered by Metropolitan Asset Managers, Futurebuilder remains one of the strongest performers of its kind, giving investors the rewards of assured dividends and capital appreciation together with the satisfaction of knowing their funds are being put to good purpose.

Investment vehicles are selected on the basis that they must create real economic growth and preferably should assist disadvantaged communities. Infrastructure funding, privatisation and public/private partnerships, small-scale agriculture and microbusiness support are some of the sectors that are targeted.

For all of them, the outcomes are the same – strong returns financially with positive social benefits. In so doing, Futurebuilder puts paid to the notion that socially responsible investment cannot bring in optimum returns.

For the benefit of identified stakeholders, New Africa Capital endorses the code of corporate practice as recommended in both King Reports

The directors of New Africa Capital endorse the code of corporate practice and conduct as practised by Metropolitan throughout the period and as recommended in the original King Report on corporate governance. The board is committed to implementing the recommendations of the 2001 King Report on Corporate Governance once issued.

In supporting this code, the directors recognise the need to conduct the enterprises of the group with integrity and in accordance with practices of good corporate governance for the benefit of identified stakeholders. This report should be read in conjunction with the other reports included in this document, in particular, the AIDS disclosure and empowerment reports on pages 71 and 75 respectively.

The board

The board is responsible to shareholders and other stakeholders for providing strategic direction for the group, reviewing and approving the annual budget and business plan, monitoring financial and non-financial performance, and maintaining good practice in business conduct. To achieve these objectives, the board meets regularly during the year.

The board of directors is chaired by an independent non-executive director, Gloria Tomatoe Serobe, and includes three executive and a further eleven non-executive directors who have been selected as individuals of integrity, wide experience and credibility in their communities.

Directors are subject to retirement by rotation and re-election by the shareholders at least once every three years in accordance with New Africa Capital's articles of association. The appointment of new directors is recommended by the board and confirmed at the next shareholders' meeting. The heads of all the group businesses attend board meetings by invitation. A formal orientation programme has been established to familiarise new directors with the group and their duties and responsibilities. Various board sub-committees are used to facilitate certain functions of the board.

Audit and actuarial committee

The audit and actuarial committee operates in terms of its mandate. The committee is chaired by an independent non-executive director, Marius Smith, and includes three non-executive and three executive directors. The valuator and the general manager of the group risk management division, together with the external auditors, attend all meetings of this committee. The chairman of the audit committee also attends the annual general meeting to answer any shareholder questions.

The valuator is responsible for assisting the board in all actuarial matters as well as for conducting the financial soundness valuation of the assets and liabilities of the life companies in the group. The valuator has freedom of access to the board of directors. In addition, a firm of independent consulting actuaries reviews the valuation process and the calculation of the actual valuation as well as the embedded value disclosure.

The internal and external auditors have freedom of access to the chairman of the committee, the chairman of the board, the group chief executive and the valuator. The committee meets with line management at least four times a year to review the effectiveness of management information, other systems of internal control and the internal audit function.

To further enhance corporate governance, a number of subsidiary audit committees have been established during the year. These committees report to the group audit and actuarial committee.

The committee considers the independence of the group's external auditors on an annual basis. The external auditors are appointed each year based on the recommendations of the committee.

The committee is satisfied that it has carried out its responsibilities for the year in compliance with its mandate.

Remuneration committee

A non-executive director chairs this committee that also comprises the group chief executive and three non-executive directors. The committee ensures that the group's directors and senior executives are fairly rewarded for their individual contribution to New Africa Capital's overall performance, and sets remuneration policy for all other staff members. The committee meets at least twice a year for this purpose. The remuneration paid to both executive and non-executive directors is set out in the directors' report on page 80.

Human resources and empowerment committee

This committee, which is chaired by a non-executive director, Irene Charnley, comprises the group chief executive, one executive and four non-executive directors. Three members of senior management also attend meetings.

For more information on this committee, please refer to the empowerment report on page 75.

Investment committee

This committee approves the investment strategy for the various portfolios managed by Metropolitan Asset Managers. The investment committee is chaired by Gloria Tomatoe Serobe and comprises four other non-executive and three executive directors. Three members of senior management also attend meetings.

Membership details of all the above committees are provided on pages 10 and 11. These committees meet independently of the board but their chairpersons report back to the board. In addition to these board committees, the executive committee at group level and the management committees of the various strategic businesses meet regularly during the year.

Trading in securities

The board has established a policy for restricting trading of New Africa Capital's shares by key employees and directors. They are not permitted to trade in the shares of the group during the four-week period preceding the publication of interim and final results. The company secretary and group risk management division monitor this process.

INTERNAL CONTROL AND RISK MANAGEMENT

The board is responsible for the group's system of internal control and risk management. To assist in carrying out this responsibility, a group risk management committee has been established. This committee consists of two executive directors and five members of senior management. The mandate of this committee is to act as a forum for the executive committee to manage strategic risk with regard to the New Africa Capital group of companies and to monitor operational, financial and actuarial risk management of the group businesses.

To further improve corporate governance and risk management within the group, a group risk management division has been established. This division combines the existing internal audit, IT risk management and forensics departments into one entity. The division reports to the group audit and actuarial committee and derives its authority directly from the committee's mandate.

The role of the division is to act as an independent, objective assurance and consulting function within the group. The division assists management and the directors in the effective discharge of their responsibilities by evaluating and recommending improvements to the risk management, governance and internal control processes. In addition, the division is responsible for managing the relationship with the external audit firms (for both statutory and consulting engagements) on behalf of the audit committee. The external auditors have full access to the division's reports and working papers, and place reliance on its work for statutory audit purposes.

Management is committed to implementing and maintaining appropriate financial control, group policies, job accountabilities and business objectives. A functional organisational structure has been established with appropriate segregation of duties within acceptable levels of risk. In order to fulfil its responsibilities, management keeps adequate accounting records and maintains a system of internal control. The system is designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to safeguard, verify and maintain accountability for the group's assets. The internal control processes are constantly monitored, modified and improved as business conditions and operations require.

Based on the information and explanations provided by management and the internal and external auditors, the directors are of the opinion that the system of internal control is adequate to allow the financial records to be relied upon for preparing the financial statements and maintaining accountability for assets and liabilities. The directors believe that the group's assets are protected and used as intended, with appropriate authorisation.

FINANCIAL REPORTING

Financial statements

Management, in accordance with generally accepted accounting practice, prepared the financial statements of the group that are set out in this report. These statements are based on appropriate accounting policies that have been consistently applied and are supported by reasonable judgements and estimates as detailed in the accounting policies on pages 99 to 103.

The directors are responsible for the annual financial statements of the group as well as for the integrity and objectivity thereof. They have satisfied themselves that these statements fairly present the financial position of the group as at 31 December 2001 and the results of the operations and cash flow information for the period then ended. The external auditors and valuator are responsible for an independent review of the financial statements. Their reports are contained on page 79.

Going concern

The auditors concur that there is no reason to believe that any of the companies in the group will not continue to be going concerns.

Approval of financial statements

The financial statements of the group were approved by the board of directors on 26 March 2002 and signed on behalf of the board by Gloria Tomatoe Serobe (group chairman) and Peter Doyle (group chief executive).

NON-FINANCIAL MATTERS

Communication

New Africa Capital subscribes to a policy of open and regular communication with all shareholders and relevant stakeholders on matters of both a financial and a non-financial/social sustainability nature.

Employment equity

The group has employment policies that the directors believe are appropriate to the group's businesses and markets. These policies are designed to attract and retain quality staff at all levels of the organisation who are representative of the communities in which the group operates. No discrimination of any description is tolerated and equal employment opportunities are offered to all employees. The group has developed a holistic empowerment code that states our commitment to the empowerment of stakeholders in the group. This code is underpinned by the group's employment equity plan (refer also to the empowerment report on pages 75 and 76). The principles espoused in this code form part of the group's business plan and are reviewed and updated annually.

Ethics

The directors strive to ensure that the group complies with all relevant legislation and the requirements of corporate governance best practice. It is a core value that the group conducts all aspects of its business with the utmost integrity, including its dealings with stakeholders and competitors. The directors subscribe to the set of core values and code of conduct to guide employees' behaviour in the workplace that was originally adopted by Metropolitan in 1995. These values were identified and selected by Metropolitan employees across the full staff spectrum.

Every effort is made by way of contractual requirements, operating instructions and the education of staff to ensure that the group's products are presented in as transparent and accurate a manner as possible to protect the group's policyholders. The group complies with all relevant policyholder protection legislation in full.

The directors seek, through this report and all other publications under New Africa Capital and Metropolitan's name, to maintain a policy of total transparency towards all stakeholders.

HIV/AIDS

The group has adopted appropriate policies and procedures to manage the potential impact of HIV/AIDS on the group businesses. More information is contained in the AIDS report on page 71.


METROPOLIT
When it comes to fighting HIV/AIDS we all speak the same language.
POSITIVE HEALTH
is now available
in all the official languages
of South Africa.
To obtain your copy, fax request to (021) 940-6966

Zinzi Mgolodela (manager: corporate social involvement) and Brett Anderson, with copies of the *Positive Health* booklet

OUR MISSION IS TO PLAY A MEANINGFUL ROLE AS A GOOD CORPORATE CITIZEN BY WORKING TOWARDS A SOCIO-ECONOMIC ENVIRONMENT WHERE COMMUNITIES IN AND AROUND WHICH THE METROPOLITAN BUSINESSES OPERATE ARE EMPOWERED TO IMPROVE THEIR QUALITY OF LIFE

New Africa Capital's continued commitment is to assist communities to make their world a better place.

Metropolitan's corporate social involvement (CSI) and HIV/AIDS programmes have been strategically positioned to enhance the group's empowerment endeavours. We have taken our social responsibility promise to a level where it adds value to the Metropolitan businesses whilst enhancing the group's image as a good citizen. Good corporate citizenship within the group has been translated into partnering with various other institutions in the socio-economic development of our country. Partnerships, therefore, have become the point of departure in community development and addressing HIV/AIDS issues in South Africa.

In the financial year under review New Africa Capital spent approximately R7.8 million on CSI and HIV/AIDS projects, including the costs of administering these programmes. The past year has been a year of refocusing for the group's CSI programme, and this report, therefore, aims to share the new vision.

CSI PRINCIPLES

Involvement

The 'I' in our CSI programme refers to "involvement" a word we prefer to the standard corporate social "investment". The reason for this choice of words is New Africa Capital's commitment to encourage and empower communities in helping themselves rather than just handing out money.

Building trust

Unlike sponsorship, where publicity, brand awareness and/or product promotion are important objectives, CSI aims to build trust in the New Africa Capital group and to enhance its reputation. Where sponsorship, for example, would demand naming rights, exclusivity and guaranteed exposure, CSI takes a longer-term approach of establishing credibility.

Realistic approach

We recognise that development is never a quick process, and "quick fixes" are therefore avoided. New Africa Capital's CSI programme is based on the realisation that it takes time to achieve a meaningful success rate in community development.

Flagship projects

As a South African financial services group, New Africa Capital's CSI programme will shift its emphasis to include fewer nation-wide projects, rather than a large number of local community-level projects.

Continuity

We will engage in medium- to long-term projects where a strong relationship can be built, and not in short-term or once-off projects that are of a more fleeting nature. We seek to build continuity in our CSI programme.

Partnerships

CSI projects should, wherever possible, be aimed at strengthening relationships. They should, where appropriate, utilise the expertise of our business or other partners and aim to develop networks to achieve synergy and create a cascading effect.



Mr Tau, headman of the Top Village community, pictured with Zinzi Mgolodela and Michelle Tessendorf of Helping Hands

CSI FOCUS AREAS

In determining the focus areas for New Africa Capital's CSI involvement, note was taken of the underlying needs in the terrain of community development (of which there are many) and the pertinent areas in which the group believes it can make a meaningful contribution in addressing specific identified needs.

The CSI focus areas are:

Education and training

In partnership with the Actuarial Society of SA (ASSA) New Africa Capital sees itself as well-positioned to implement a CSI project to encourage the emergence of black actuaries as a flagship project in this focus area. The top 40 enthusiastic learners from eleven township schools in Southern Gauteng are getting two years of extra tuition to prepare them for studying actuarial science. The project, called "Actuaries on the Move", is being piloted in Gauteng. The intention is to grow it into a national initiative. We realise that the longer term success of our economy will depend, inter alia, on getting better educated and better trained entrants into the job market. Where the training of black actuaries has a narrow focus, New Africa Capital's education-based CSI projects have a broad focus.

The Club Coffee Bar Community Centre in Oudtshoorn was one of the recipients of funds during the past year. The centre's multifaceted leadership programme contributes significantly to the development of Oudtshoorn as a whole. More than 300 learners from both primary and high schools were empowered through this programme. The project's slogan, "Changing lives through influence", interprets the impact the leadership programme has on the youth of this community.

Health and welfare

Given that financial services and life insurance stand at the core of New Africa Capital's business, we are naturally very interested in all aspects of the HIV/AIDS pandemic and its impact on our business model, our business partners, our customers and the communities with whom we engage.

We have printed and distributed more than 300 000 copies of *Positive Health*, a booklet aimed at assisting mainly people living with HIV, and especially those living in poor economic conditions. We also translated *Positive Health* into all the South African languages to ensure that the information effectively filters through to grassroots level where it is needed most.

Through the Edu-AIDS project, schools, churches and companies in and around the Western Cape were made aware of, and mobilised to take on the challenges of HIV/AIDS. This year a behavioural change element, aimed at making a bigger impact towards combating the spread of



Children of the Top Village enjoying a meal made possible through the community feeding scheme

the disease, was built into the Edu-AIDS programme. The Edu-AIDS programme has also pioneered a strategy whereby churches are used as change agents for communities in dealing with the HIV/AIDS pandemic.

Job creation projects in partnership

New Africa Capital's vision of providing financial services to aspirational individuals is based on the vision of our country experiencing improved socio-economic conditions and that job creation will succeed in enlarging the pool of aspirational individuals. Therefore, the group includes job creation projects in partnership with government, tertiary institutions and business partners as part of its CSI focus. The emphasis in these projects is on the empowerment of women and the youth.

Lesedi la Setjhaba, an NGO in Mangaung, Bloemfontein, is one of our partners in developing the skills of unemployed women of this community. Through weaving, felt-making, embroidery, spinning, needlework and knitting we assisted eighteen unemployed women in Mangaung to develop their skills and make their own world a better place.

The poor and HIV/AIDS ravaged community of Top Village near Mafikeng in the North West Province has also benefited from our CSI programme. In partnership with Helping Hands, our involvement there is aimed at addressing the socio-economic challenges of this community in a holistic way. Funds made available will enhance many aspects of life in Top Village, from helping to establish an AIDS home-based care programme, a feeding scheme and a youth study centre, to driving a "Count-me-in" campaign. The latter will help the hundreds of illiterate people who do not even have basic official documents like ID books and birth certificates.

Staff involvement in CSI projects

Many employees within the different Metropolitan businesses are involved in community development projects in their own right, and few of these unsung heroes and heroines have been recognised by the group. Going forward, our CSI programme is committed to encouraging employees to take on social responsibility as a value, and to recognise and enhance their efforts by supporting them.

Disaster funding

Given the turbulent nature of modern society and the risk of natural or man-made disasters occurring without prior warning, a contingency-type CSI disaster relief fund will be kept in readiness, should there be a dire need for disaster funding. This will enable us, should a disaster occur, to implement an aid programme at short notice, subject to set approval procedures. In the year, for instance, the group helped with flood relief on the Cape Flats in the Western Cape.

New Africa Capital's commitment through the different Metropolitan businesses to being a catalyst in building effective partnerships with communities, NGOs, government and other companies continues with the aim of promoting the socio-economic development of our country.

AIDS DISCLOSURE



METROPOLITAN AIDS RESEARCH UNIT Gillian Núr Samuels and Stephen Kramer

THROUGH ITS DEDICATED EFFORTS REGARDING AIDS EDUCATION AND ADVOCACY, THE GROUP CONTINUES TO POSITION ITSELF AS A LEADER IN THE FIGHT AGAINST HIV AND AIDS, BOTH IN THE FINANCIAL SERVICES INDUSTRY AND IN THE SOUTH AFRICAN BUSINESS COMMUNITY AS A WHOLE

INTRODUCTION

AIDS continues to be a strategic issue for all the Metropolitan businesses in the New Africa Capital financial services group. There are parts of South Africa where HIV prevalence differs significantly from the national average and where the HIV epidemic is either at an early or advanced stage.

We have taken this into account in our research as we assess the impact AIDS will have on our business operations, and on the likely costs that will be incurred by the group, both as a financial services provider and as an employer.

IMPACT ON BUSINESS

For more than a decade the group has worked to understand the impact of HIV/AIDS on its markets, and HIV has been taken into consideration in product design and pricing. New Africa Capital and the Metropolitan businesses are thus well placed to meet their obligations to clients.

We remain concerned that the rate of new infections continues to rise despite preventative efforts by the government, businesses and NGOs. As a corporate entity, we are therefore committed to the fight against HIV and AIDS. We advocate intervention by the business community in conjunction with government and community initiatives.

AIDS DISCLOSURE

Modelling (using the Metropolitan/Doyle Model) has proven to be relatively accurate in predicting the course of the epidemic during the last decade. Whatever adaptations are necessary will be made to effectively model the course of the epidemic in future, and to understand its impact on markets and products. There is likely to be a special focus in the near future on opportunities to design and develop new products that are profitable to the Metropolitan businesses, and which significantly enhance the prospects of those living with HIV, their employers, and society as a whole.

Through its dedicated efforts regarding AIDS education and advocacy, the group continues to position itself as a leader in the fight against HIV and AIDS, both in the financial services industry and in the South African business community as a whole.

Impact on the employer

As an employer New Africa Capital acknowledges that its employees include people at risk of infection and those infected with HIV. Intervention programmes, including condom distribution, ongoing AIDS education and advocacy and sexually transmitted disease (STD) education and referral, have been in place for a number of years. Our workplace policy clearly delineates the rights and responsibilities of employees and managers with regard to HIV and AIDS.

While we have not measured the actual impact of HIV and AIDS on our workforce (we have projected numbers for this), one of our strategies for the coming year is to further encourage employees to find out their status, preferably as early as possible after initial infection. Evidence clearly indicates that disease management is possible for individuals, especially those who are diagnosed early in disease progression.

We feel the environment at New Africa Capital and all the Metropolitan businesses is already favourable for voluntary counselling and testing (VCT), given the high premium the company puts on AIDS education and fighting discrimination against people living with HIV/AIDS (PLHA). There is now a need to incentivise voluntary counselling and testing by building awareness of the benefits of "knowing your status". While the group does not currently sponsor access to anti-retroviral (ARV) therapy, considering the continuing decrease in the cost of anti-retrovirals and improvements in ease of application, and the fact that not all PLHA would need to be on anti-retroviral treatment, this option will be kept under review.

The AIDS Research Unit has carried out an analysis of various scenarios, which assume that employees are in the same risk categories as the general population. This is likely to be the "worst-case" scenario, as employees have access to STD treatment, condoms and information, and are therefore likely to be less at risk than the general population.

Modelling is based on scenario 325 of the Metropolitan/Doyle Model. The risk of individuals in the workforce is assumed to be identical to similar individuals in the general population. Indoor employees are considered separately from field employees, as intervention strategies will be different. Tables 1, 2 and 3 (see page 73) represent the demographic impacts HIV and AIDS are likely to have on the group's workforce between 2002 and 2008. Tables 4 and 5 (see page 73 and 74) represent some of the costs that have been calculated for various scenarios, which will be used in determining intervention strategies.

Notes

- Three scenarios have been modelled – these show possible outcomes rather than present circumstances.
- At the moment, "behaviour interventions" are being implemented, but these have not been measured for effectiveness.
- Behaviour change: 50% increase in condom usage and 50% increase in the treatment of other STDs.
- ARV costs calculated at R16 000 per annum (costs are likely to decrease significantly, thus reducing the costs below those shown).

Table 1 Percentage HIV positive

	Field staff			Indoor staff		
	Scenarios			Scenarios		
Year	No intervention	Behaviour change	Behaviour change & ARV therapy	No intervention	Behaviour change	Behaviour change & ARV therapy
2002	19%	19%	19%	8%	8%	8%
2005	22%	21%	23%	12%	12%	12%
2008	25%	23%	28%	16%	15%	17%

Table 2 Percentage ill with AIDS-related conditions

	Field staff			Indoor staff		
	Scenarios			Scenarios		
Year	No intervention	Behaviour change	Behaviour change & ARV therapy	No intervention	Behaviour change	Behaviour change & ARV therapy
2002	2.0%	2.0%	1.4%	0.6%	0.6%	0.5%
2005	3.1%	3.0%	0.9%	1.0%	1.0%	0.4%
2008	4.0%	3.9%	0.8%	1.5%	1.5%	0.4%

Table 3 Mortality of workforce per annum

	Field staff			Indoor staff		
	Scenarios			Scenarios		
Year	No intervention	Behaviour change	Behaviour change & ARV therapy	No intervention	Behaviour change	Behaviour change & ARV therapy
2002	2.1%	2.1%	2.0%	0.8%	0.8%	0.8%
2005	2.7%	2.7%	1.7%	1.1%	1.1%	0.9%
2008	3.3%	3.2%	1.2%	1.5%	1.4%	0.7%

Table 4 Costs relating to life insurance

Escalation in life assurance claims – New Africa Capital group employees (year 2000 base = 1)						
	Field staff			Indoor staff		
Year	No intervention	Behaviour change	Behaviour change & ARV therapy	No intervention	Behaviour change	Behaviour change & ARV medication
2002	1.0	1.0	1.0	1.0	1.0	1.0
2005	1.3	1.3	0.9	1.3	1.3	1.1
2008	1.4*	1.4*	0.6	1.4*	1.4*	0.9

*Contribution ceiling is reached, thus capping claims – without limits this would be 1.6

TABLE 5 POTENTIAL TOTAL COST OF ARV THERAPY

(calculated for the purpose of considering this as strategy)

2002 Rands	Treatment started in 2002 or later (Those already on treatment in 2001 are not included)	
	Field staff	Indoor staff
Year	Scenario: behaviour change and ARV therapy (cost to group in rands)	Scenario: behaviour change and ARV therapy (cost to group in rands)
2002	262 553	73 515
2005	1 545 178	547 580
2008	3 540 711	1 812 831

EMPOWERMENT AND CORPORATE SOCIAL INVOLVEMENT

New Africa Capital recognises that as a group with strong empowerment credentials and a focus on Southern Africa, HIV/AIDS is not only a business issue but also one of enormous social importance. The group has therefore engaged business leaders, academic institutions and community groups in understanding the epidemic and dealing with it strategically. Advocacy plays a significant part in New Africa Capital's HIV/AIDS intervention strategy. Our involvement in engaging significant players and challenging attitudes spans a wide range of settings in government, the private sector and community groups. We have had dealings with the following, among others:

Department of public services and administration

The office of the deputy president

Business leaders through the Metropolitan/Clem Sunter/Business Day AIDS roadshow

SA Institute of Corporate Citizenship

Stellenbosch University Graduate School of Business

Wits Business School

The Global Business Council against HIV/AIDS

SA Business Council against HIV/AIDS

World Economic Forum

Department of health

CONCLUSION

HIV/AIDS presents both challenges and opportunities. New Africa Capital will continue to be at the forefront of interventions to fight HIV and its impact on individuals, businesses and society. We will fight the epidemic while simultaneously seeking opportunities to design new products that are to our benefit and that will assist individuals and employers in managing and mitigating the impact of HIV and AIDS.

EMPOWERMENT REPORT



METROPOLITAN EMPOWERMENT TEAM (left to right) Nkosinathi Chonco, Wallace Albertyn and Thava Govender

THE ADVANCEMENT OF EMPOWERMENT IN ALL ITS DIFFERENT FACETS HAS ENJOYED TOP PRIORITY AT NEW AFRICA CAPITAL DURING THE PAST YEAR

Some of the major achievements on the empowerment front were the development of a comprehensive empowerment code and effective governance structures for empowerment.

After the finalisation of the necessary structures and policies, the following projects were launched to promote a culture of empowerment within the group.

EMPOWERMENT INDABA

An empowerment indaba hosted at New Africa Capital's head office in Cape Town attracted more than 300 delegates from across the full spectrum of staff within the group. The objectives of this indaba were to reach consensus on the meaning of empowerment and to identify specific areas in which the group will focus its resources to promote empowerment. The following have been identified as focus areas for the group:

- employment equity
- corporate social involvement
- skills development
- procurement
- a culture of empowerment
- performance management

EMPOWERMENT BAROMETER

New Africa Capital, with the support of various stakeholders, has developed an empowerment barometer to be used as a tool to measure a company's performance against empowerment objectives. The New Africa Capital empowerment barometer was launched in support of the national empowerment process in the country. The barometer calculation is based on five measurable pillars, namely employment equity, procurement, corporate social involvement, skills development and control. The barometer is based on the weightings and caps set by an independent administrator of the system. These weightings and caps, which take into account the differences between industries, assist users to act in accordance with national priorities.

SKILLS DEVELOPMENT

New Africa Capital has registered with the Insurance Sector Education and Training Authority (InSETA) for the last two cycles. The group's workplace skills plans, which include employment equity plans, corporate social responsibility programmes as well as development programmes aligned with its empowerment vision, received high ratings from InSETA for their exceptional quality.

Internally, a skills development forum has been established, and a culture of development has been entrenched among all staff. New Africa Capital's skills development facilitator has also been elected to serve on the executive council of InSETA, and will act in the capacity of chairperson for the Skills Council.

A learning resource centre has been established, whereby employees are able to learn at their own pace and in their own time. The centre's education programmes are outcomes-based and are linked to an employee's performance and the application of skills learnt. Programmes range from Harvard Business School executive programmes to a wide range of staff programmes. The concept of learning has greatly benefited and empowered lower level employees, particularly in the latter half of 2001, when there was a 30% increase in the use of the centre.

Investors in People

As further evidence of its commitment to the development of its people, New Africa Capital applied for and was accepted as one of the forty pilot sites for the international Investors in People: Standard for People Development project in South Africa. This project is funded by the European Union in partnership with the South African department of labour.

The objective of the Standard for People Development programme is to enable people to reach international standards in the delivery of excellence and to promote people development within the organisation.

Chairman's Leadership Challenge

The group's leadership development programme, the Chairman's Leadership Challenge, has recently been revised to address critical areas of development identified during the restructuring process. Our focus is on the development of existing and potential leaders and during 2001, 25 staff members successfully completed the Chairman's Leadership Challenge, which is aimed at middle and senior management. Another group of 31 have enrolled in the new programme, which will be completed towards the middle of 2002.

Executive development

To ensure that senior executives in the New Africa Capital group keep abreast of global trends in dealing with corporate challenges, four staff members attended development courses at the International Institute for Management Development (IMD) in Switzerland.

New Africa Capital has also engaged the services of Deloitte and Touche's Human Capital Corporation for the development of seven executives within its Executive Effectiveness Programme.

Employment Equity Profile as at December 2001

Job level	White No	2001 %	Black No	2001 %	DG No	2001 %
Executive director	1	33,3	2	66,7	2	66,7
General management	30	78,9	8	21,1	10	26,3
Senior management	119	75,8	38	24,2	61	38,9
Middle management (7- 8 + regional managers)	291	59,8	196	40,2	316	64,9
Supervisory	405	41,2	579	58,8	843	85,7
Skilled	941	23,3	3 097	76,7	3 815	94,5
Semi-skilled/unskilled	18	5,2	329	94,8	341	98,3
TOTAL	1 805	29,8	4 249	70,2	5 388	89,0

People Profile as at December 2001

Black females	2 102
Black males	2 147
White females	1 139
White males	666
Total	6 054

Appointments/Resignations

Number of employees as at 31 December 2000	6 087
Appointments	1 204
Resignations	1 237
Number of employees as at 31 December 2001	6 054

- 70% of New Africa Capital's total staff complement, including marketing consultants, are black.
- Of the total black staff, 49% are female and 51% male.
- The average turnover for administrative staff was 11% over the past year.
- The turnover for blacks in administrative positions over the same period was 10%.

METROPOLITAN

NEW AFRICA CAPITAL

FINANCIAL STATEMENTS

CONTENTS

DIRECTORS' RESPONSIBILITY AND APPROVAL

Responsibility for annual financial statements

The directors are responsible for the presentation, integrity and objectivity of the financial statements to ensure that they fairly present the state of the affairs of the company and of the group at the end of the financial year, and of the profits and losses for the year and other information contained in this annual report. The directors are also responsible for both the accuracy and the consistency of other information included in the financial statements.

To enable the directors to meet these responsibilities:

- the board is guided by the management of the group who have prepared the financial statements, the audit committee of the board, the valuators and the auditors of the companies.
- the board is advised by the audit and actuarial committee, consisting of a majority of non-executive directors. The committee meets regularly with the auditors, the valuators and the management of the group to ensure that adequate internal controls are maintained, and that the financial information complies with generally accepted accounting practice. The internal and external auditors and the valuators of the companies have unrestricted access to this committee.

To the best of their knowledge and belief the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review. The auditors concur with this statement.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and the Long-term Insurance Act, and comply with South African Statements of Generally Accepted Accounting Practice and guidelines issued by the Actuarial Society of South Africa.

The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the group and the company.

It is the responsibility of the independent auditors to report on the financial statements. In order to do so they were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made by management to the independent auditors during their audit are valid and appropriate. The audit report is presented on page 79.

Approval of annual financial statements

The annual financial statements presented on pages 80 to 87 and 94 to 125, were approved by the board of directors on 26 March 2002 and are signed on its behalf by:

Gloria Tomatoe Serobe
Group chairman
Cape Town, 26 March 2002

Peter Doyle
Group chief executive
Cape Town, 26 March 2002

CERTIFICATE BY THE COMPANY SECRETARY

In accordance with the provisions of section 268G(d) of the Companies Act, 1973, as amended, I certify that for the year ended 31 December 2001 the company has lodged with the registrar of companies all such returns as are required of a company in terms of the Act and that all such returns are true, correct and up to date.

Ettienne Hugo
Company secretary
Cape Town, 26 March 2002

REPORT OF THE INDEPENDENT AUDITORS

We have audited the annual financial statements, the group annual financial statements of New Africa Capital Limited and the annual financial statements of Metropolitan Life Limited as set out on pages 80 to 87 and 94 to 125 for the year ended 31 December 2001. These financial statements are the responsibility of the directors of the company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statements presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the companies and of the group at 31 December 2001, and the results of their operations and cash flow information for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

Ernst & Young

Chartered Accountants (SA),
Registered Accountants and Auditors
Cape Town, 26 March 2002

REPORT BY THE VALUATORS

We have performed an actuarial valuation of the assets and liabilities of Metropolitan Life Limited, Metropolitan Life (Namibia) Limited, Metropolitan Life of Botswana Limited, Commercial Union Life Assurance Company of South Africa Limited and Metropolitan Odyssey Limited as at 31 December 2001 in accordance with the guidelines for financial soundness valuation issued by the Actuarial Society of South Africa. We certify that these New Africa Capital group insurance companies are financially sound at that date. We are satisfied that the group statement of actuarial values of assets and liabilities, set out on page 85, read in conjunction with the annual financial statements, fairly presents the financial position of the group.

Johannes Weers FIA
Valuator – Metropolitan South Africa, Namibia and Botswana
Cape Town, 26 March 2002

Giles Waugh FIA
Valuator – Commercial Union Life and Metropolitan Odyssey
Cape Town, 26 March 2002

DIRECTORS' REPORT

The directors take pleasure in presenting their annual report, which forms part of the audited annual financial statements of the company and of the group for the year ended 31 December 2001.

Group reorganisation

This is the first annual report for the New Africa Capital financial services group. On 6 August 2001 a scheme of arrangement between Metropolitan Life Limited and its shareholders was announced. The object of the scheme was to create a new financial services group through the establishment of New Africa Capital Limited as the listed holding company for the Metropolitan group, which, on implementation of the scheme, became the beneficial owner of the entire issued share capital of Metropolitan Life Limited with effect from 1 January 2001. The shareholders approved the scheme on 6 September and the High Court on 19 September 2001. New Africa Capital Limited was listed on the JSE Securities Exchange South Africa on 21 September 2001 in place of Metropolitan Life Limited.

The scheme of arrangement was accounted for as a reverse acquisition in terms of AC131 (business combinations) as this reflects the essence of the transaction more appropriately than the purchase method.

Metropolitan Life Limited declared a dividend in specie of R1 839 million to New Africa Capital Limited, transferring certain shareholder assets to the new holding company.

Presentation of financial statements

The group's accounting policies comply with South African Statements of Generally Accepted Accounting Practice, which are harmonised with the International Accounting Standards (IAS) except for different application dates. In addition, the group also implemented AC133 (financial instruments: recognition and measurement (IAS39)) early. To be fully compliant with IAS the group still needs to adopt IAS40 (investment properties) and SIC8 (first time application of IAS's as the primary basis of accounting). The group feels that these statements, in their current format, would not add value to the annual financial statements.

The annual financial statements of Metropolitan Life Limited, the largest operating subsidiary of the company, are disclosed with the New Africa Capital group figures in this report. Comparative figures are those published by the Metropolitan group in its 2000 annual financial statements. The annual financial statements of New Africa Capital Limited are disclosed on pages 122 to 125.

As a result of the group's change in year-end from 30 September to 31 December in the prior period, the comparative figures, being the results published for the 15 months to 31 December 2000, are not necessarily comparable to the current year-end results.

The annual financial statements of Metropolitan Life Limited, a wholly owned subsidiary of New Africa Capital Limited, are not consolidated and no directors' report is provided. In the opinion of the directors the consolidated financial statements of New Africa Capital Limited best serve the needs of the users. The registered office of New Africa Capital Limited is listed on page 128.

Nature of activities

The New Africa Capital group comprises registered life insurance and related financial services companies that transact individual life, group schemes, employee benefits, health insurance, medical aid scheme administration, asset management and unit trust business in Southern Africa.

Results of operations

The operating results and the financial position of the company and of the group are reflected in the balance sheet, the income statement, the statement of changes in equity, the cash flow statement, the statement of actuarial values of assets and liabilities and the notes thereto.

Distributable shareholders' profit for the year under review was R385 million net of R42 million in goodwill written off. Headline earnings were R379 million (15 months ended 31 December 2000: R699 million) and headline earnings per share

52.49 cents (15 months ended 31 December 2000: 98.46 cents). Group headline earnings were derived from the following activities:

	Year ended 31.12.2001		Period ended 31.12.2000	
	Rm	%	Rm	%
Life insurance	222	58.6	362	51.8
Health administration	20	5.3	13	1.9
Asset management	8	2.1	(12)	(1.7)
Share of associate companies' earnings	-	-	35	5.1
Investment income	129	34.0	300	42.9
	379	100.0	699	100.0

A general review of the business and operations of the major businesses is given in the review of operations on pages 24 to 61 of this annual report.

SHARE CAPITAL

New Africa Capital Limited was incorporated on 21 December 2000 with 1 000 authorised ordinary shares with a par value of 100 cents each and 100 issued shares of R100. The authorised shares were sub-divided on a 1 000 000:1 basis on 30 July 2001. Following the sub-division, New Africa Capital's ordinary share capital comprised of 1 000 000 000 authorised shares of 0.0001 cents per share.

The shareholders of Metropolitan Life Limited received shares in New Africa Capital Limited in exchange for their shares in Metropolitan on a one-for-one basis. On the record date, 20 September 2001, 727 780 475 ordinary shares of 0.0001 of a cents each were issued by New Africa Capital Limited to Metropolitan Life Limited's shareholders at an average consideration of 338.4 cents per share. The number of shares issued reflects the number of ordinary shares in Metropolitan Life Limited in issue prior to the scheme becoming operative. This resulted in New Africa Capital Limited's issued share capital being R2 463 million at the effective date before share issue costs.

During the course of the year the group acquired 28 million of its own shares through purchases on the JSE Securities Exchange South Africa through its wholly owned subsidiary, Metropolitan Life Limited. These transactions were in accordance with the company's constitution and complied with all aspects of the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The total amount paid to acquire the shares was R234 million and was deducted from shareholders' equity.

SHARE SCHEMES

- **Share purchase scheme**

  Shares are issued to senior employees of the group at the ruling market price. These shares are unlisted and are immediately pledged to the share trust by the participants until the conditions of the trust deed have been met. Once these conditions have been met, the shares are listed on the JSE Securities Exchange South Africa. In terms of the trust deed, Metropolitan Life Limited grants an interest-bearing loan to the trust to finance the acquisition of shares from New Africa Capital Limited. Interest is charged at the official rate for fringe benefits. Similar interest-bearing loans are granted to employees participating in this scheme to finance their acquisition of the shares. During the course of the year 1 480 000 shares (2000: 7 351 200 shares) were released from this scheme and listed on the JSE Securities Exchange South Africa.

- **Share incentive scheme**

  Shares are issued at the ruling market price to participants in this scheme. These shares are listed and are immediately pledged to the share trust by the participants until the conditions of the trust deed have been met. In terms of the trust deed Metropolitan Life Limited grants an interest-free loan to the trust. Employees participating in this scheme similarly receive interest-free loans in order to finance their acquisitions. During the course of the year 4 282 800 shares were released from this scheme (2000: nil).

DIRECTORS' REPORT

Shareholders' dividend

An interim dividend of 15.50 cents per ordinary share was declared in September 2001 and paid in October 2001 by Metropolitan Life Limited. The dividend was declared by Metropolitan Life Limited in order to separate the payment of the dividend from the scheme of arrangement outlined above. On 26 March 2002 a final dividend of 19.50 cents per ordinary share was declared, payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 19 April 2002. The last day to trade "cum" dividend is Friday, 12 April 2002. The shares commence trading "ex" dividend from the commencement of business on Monday, 15 April 2002. Share certificates may not be dematerialised or rematerialised between Monday, 8 April and Friday, 19 April 2002, both days inclusive.

A special dividend of R33 307 000 (2000: R30 614 000) was declared to participants in the share purchase scheme while participants in the share incentive scheme receive the same dividend as ordinary shareholders.

Directorate

The following persons acted as directors of New Africa Capital Limited during the year under review and were appointed on 21 September 2001 unless otherwise stated.

Mrs G T Serobe *	(chairman)	Mrs F Jakoet *	(resigned 6 November 2001)
Mr P R Doyle *	(group chief executive)	Mr S A Muller *	
Mr A M Sithole *	(executive)	Mr J E Newbury *	
Mr P E Speckmann *	(executive director: group finance)	Mr M L Smith *	
	(appointed 30 June 2001)	Dr F A Sonn *	
Mr N Z Buthelezi *		Mr S D M Zungu *	
Mrs I Charnley *		Mr M M Ngoasheng	(appointed 1 December 2001)
Prof W P Esterhuyse *		Mr J E van Reenen	(appointed 1 December 2001)
Dr I A Goldin *			

* Directors of Metropolitan Life Limited before the scheme of arrangement.

The directorate of Metropolitan Life Limited is set out on page 128.

Directors' interest

During the financial year no contracts were entered into in which directors of the company had an interest and which significantly affected the business of the group. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

Directors' shareholding

The direct and indirect holdings of the directors of New Africa Capital Limited at 31 December 2001 are set out below. The directors purchased these shares at the ruling market price. Only executive directors participate in the share purchase scheme. At 31 December 2001, loans of R15 million were owing to the share trust, in terms of the share purchase scheme.

In December 2001, 620 000 shares in the share purchase scheme were allocated to executive directors at an issue price of R8.30 per share and were accepted after the year-end in January 2002. On 23 January 2002 Dr F A Sonn sold 5 000 shares at R8.50 as disclosed on SENS on 4 February 2002. No other changes occurred between the financial year-end and the approval of the financial statements.

Directors	Direct Beneficial '000	Direct Non-beneficial '000	Indirect Beneficial '000	Indirect Non-beneficial '000	Total '000
Listed					
Mr P R Doyle	13			778	791
Mr S A Muller		7			7
Mr M L Smith			155		155
Dr F A Sonn	3	52			55
Unlisted					
(share purchase scheme)					
Mr P R Doyle	1 075				1 075
Mr P E Speckmann	524				524
Mr A M Sithole	728				728
	2 343	59	155	778	3 335

Directors' emoluments

The executive directors have normal employment contracts with the company or its subsidiaries. The emoluments are determined by the remuneration committee as set out in the statement on corporate governance on page 66. There are no additional costs to the group. The remuneration is set out below.

Directors	Fees R'000	Annual package R'000	Bonus R'000	Pension fund contribution R'000	Total R'000
Executive					
Mr P R Doyle		1 265	140	142	1 547
Mr P E Speckmann		922	100	104	1 126
Mr A M Sithole		688	-	70	758
Non-executive					
Mrs G T Serobe	104				104
Mr N Z Buthelezi	33				33
Mrs I Charnley	72				72
Prof W P Esterhuyse	73				73
Dr I A Goldin	50				50
Mrs F Jakoet	60				60
Mr S A Muller	104				104
Mr J E Newbury	81				81
Mr M L Smith	182				182
Dr F A Sonn	87				87
Mr S D M Zungu	49				49
Total	895	2 875	240	316	4 326

The chairman is also entitled to a company car at a benefit value of R72 000.

Secretary

Bongiwe Gobodo-Mbomvu was appointed as secretary of New Africa Capital Limited on 1 February 2002. Ettienne Hugo was the secretary during the course of the year. Their business and postal addresses are Parc du Cap, Mispel Road, Bellville 7530 and P O Box 2212, Bellville 7535 respectively.

DIRECTORS' REPORT

Special resolutions

- **New Africa Capital Limited**

  Various special resolutions were passed as part of the scheme of arrangement. At the shareholders' meeting held on 30 July 2001 the company's name was changed, it was converted to a public company, the memorandum and articles of association of the company were changed and the authorised capital was subdivided as set out in note 9 to the annual financial statements.

  The board of directors was also authorised, by way of a general approval given in terms of section 85(2) of the Companies Act, to acquire shares issued by New Africa Capital Limited. Such authority is to remain valid until the company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

- **Metropolitan Life Limited**

  At the shareholders' meeting held on 29 May 2001 the authority by way of general approval to the board of directors to acquire shares issued by Metropolitan Life Limited was extended and remains valid until the company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

Post balance sheet events

- **Share allocation**

  In December 2001, 2 149 500 shares were allocated to participants in the staff share purchase schemes at an issue price of R8.30 per share and were accepted in January 2002. Loans to participants increased by R18 million.

- **Share buy-back**

  Subsequent to year-end the group acquired 13 million of its own shares through its wholly owned subsidiary, Metropolitan Life Limited. The total amount paid to acquire these shares was R110 million. The total shareholding through policyholders' and shareholders' funds in Metropolitan Life Limited is 10% of New Africa Capital Limited's issued share capital, reaching the limit set in terms of the general approval granted by the shareholders on 29 May 2001.

- **Metropolitan Health group**

  At the end of February 2002 Metropolitan Health group restructured its operations and retrenched 280 staff.

- **Saambou**

  On 11 February 2002 the shares in Saambou Holdings Limited were suspended from the JSE Securities Exchange South Africa. As at 31 December 2001 the group held 19 million Saambou Holdings Limited shares valued at R87 million and fixed deposits totalling R60 million. The New Africa Capital shareholder exposure to these equities amounted to R10 million.

No other material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES

at 31 December 2001

	Group 2001 Rm	Group 2000 Rm	Metropolitan Life Ltd 2001 Rm	Metropolitan Life Ltd 2000 Rm	Notes
Total assets as per balance sheet	**33 826**	29 492	**24 870**	22 283	1
Outside shareholders' interest as per balance sheet	**83**	62			
Current liabilities as per balance sheet	**1 594**	1 332	**1 171**	1 031	
Actuarial value of policy liabilities	**26 200**	22 181	**20 355**	16 513	2, 3, 4
Excess of assets over liabilities	**5 949**	5 917	**3 344**	4 739	
Represented by:					
Capital and reserves	**5 101**	2 335	**3 344**	2 335	
Share capital	**2 205**	496	**624**	496	
Foreign currency translation reserve	**21**				
Distributable reserve	**2 875**	1 839	**2 720**	1 839	
Surplus of Commercial Union Life (2000: Surplus in the long-term insurance fund)	**848**	3 582	**-**	2 404	5
Analysis of change in excess of assets over liabilities					
Change in excess of assets over liabilities	**32**	1 503	**(1 395)**	1 081	
Less: Increase in share capital	**128**	97	**128**	97	
Plus: Basis change	**43**	(228)	**(45)**	(115)	
Dividend declared	**108**	296	**1 946**	296	
Share buy-back	**234**	-			
Share issue costs	**24**	-	**-**	-	
Provision for transitional tax	**-**	95	**-**	95	
Total surplus arising during year	**313**	1 569	**378**	1 260	
Analysis of surplus arising during year					6
Financial soundness profit	**372**	705	**300**	580	
Operating profit	**168**	408	**182**	397	
Investment income on excess	**204**	297	**118**	183	
Basis change at end	**(195)**	-	**48**	-	
Capital appreciation on excess	**136**	864	**30**	680	
Total surplus arising during year	**313**	1 569	**378**	1 260	
Basis change at end	**195**	-	**(48)**	-	
Adjustment Commercial Union Life (90:10)	**(123)**	(52)			
Capital appreciation on excess		(864)		(607)	
Provision for transitional tax		(95)		(95)	
Earnings as per income statement	**385**	558	**330**	558	

ACTUARIAL STATEMENT

The statement of actuarial values of assets and liabilities was prepared in accordance with the guidelines issued by the Actuarial Society of South Africa on valuations performed on the financial soundness basis. The valuation uses best estimate assumptions regarding future experience (plus the margins referred to in note 4) in respect of investment returns, expenses and expense inflation, tax, lapses, surrenders, mortality, morbidity and other factors. These assumptions are based on past experience and the statutory valuators' view of future experience.

The values of assets and policy liabilities were determined on bases that are mutually consistent.

1 VALUATION BASIS OF ASSETS

Assets were valued as described in the accounting policies on pages 99 to 103.

2 VALUATION BASIS OF POLICY LIABILITIES

The valuation basis of policy liabilities, before the addition of the margins described in note 4, is as follows:

- for group policies with benefits directly linked to the performance of an underlying investment portfolio, the liability was taken as the market value of the assets in the portfolio;
- for group smoothed bonus business, the liability was taken as the sum of the accumulated investment accounts;
- for individual market-related business, the liability was taken as the market value of the underlying assets less the present value of future charges not required for risk benefits and expenses;
- for individual smoothed bonus business, the liability was taken as the sum of the accumulated investment accounts less the present value of future charges not required for risk benefits and expenses;
- for conventional non-profit business, including annuities, the liability was taken as the difference between the discounted value of future expenses and benefit payments and the discounted value of future premium receipts;

  (Market-related interest rates were used in the discounting processes described above, taking into account the asset mix backing each liability type and suitably adjusted for tax.)
- for conventional with-profit business, the liability was taken as the market value of the underlying assets;
- for smoothed bonus business, appropriate bonus smoothing reserves are held. At 31 December 2001 these reserves were positive R85 million (2000: positive R398 million); and
- for business with contractual guarantees, the policy liabilities allow in full for the expected increase in claims due to the AIDS epidemic.

The following are some of the best estimate assumptions used in the valuation. They are gross of tax and before any adjustments in respect of prescribed margins.

	2001 %	2000 %
Risk-free investment return	**11.75**	13.1
Renewal expense escalation	**8.5**	8.5

3 CHANGES TO VALUATION BASIS AND ASSUMPTIONS

The following changes to the assumptions with respect to future experience increased the policy liabilities at 31 December 2001 by R195 million compared to what the liabilities would have been had last year's assumptions been used:

- increase in future renewal expense assumption,
- lighter future AIDS mortality,
- higher lapse and surrender assumptions, and
- reduction in discount rates.

Data and program corrections increased policy liabilities by a further R43 million.

4 PLANNED MARGINS AND SECOND TIER MARGINS

In the valuation of liabilities, provision is made for the explicit planned margins as required by Professional Guidance Note 104 of the Actuarial Society of South Africa. The following second tier margins are held in accordance with group policy:

- future profits from employee benefits business are not recognised,
- the shareholders' share of the asset charge on individual linked, smoothed bonus and conventional with-profit business is not recognised,
- profits from the termination of smoothed bonus individual business are not recognised,
- a prudential reserve is held to cover the risk that the AIDS epidemic may be worse than the best estimate assumption,
- a prudential reserve is held to cover the risk that the mortality and morbidity experience in respect of supplementary benefits may be worse than the best estimate assumption, and
- an asset mismatch reserve is held in respect of conventional non-profit business.

The excess at 31 December 2001 would have been R1 231 million higher without the above second tier margins (2000: R983 million restated for transfer tax).

5 CAPITAL ADEQUACY REQUIREMENT

The capital adequacy requirement allows for a prudent margin against adverse experience in the specific assumptions underlying the actuarial valuation of both the policy liabilities and the assets. The requirement is determined in accordance with the guidelines of the Actuarial Society of South Africa.

The capital adequacy requirement increased from R1 190 million at 31 December 2000 to R1 397 million at 31 December 2001.

REPORT ON GROUP EMBEDDED VALUE

at 31 December 2001

1 DEFINITION OF EMBEDDED VALUE

This report sets out the embedded value and the value of new business of New Africa Capital and its subsidiaries. An embedded value represents the discounted value of expected after-tax future profits from the current business. The embedded value is defined as:

- The shareholders' net assets
- Plus the value of in-force business after allowing for the cost of capital in respect of the in-force business.

2 EMBEDDED VALUE RESULTS

Embedded value	2001 Rm	2000 Rm
Excess of assets over liabilities as per actuarial statement	5 949	5 917
Adjustment for:		
Commercial Union Life and goodwill	(1 001)	(1 133)
Write up to fair value for:		
Asset management	130	118
Health administration	52	85
Adjusted net asset value	5 130	4 987
Net value of *in-force* business	2 423	2 260
Individual life	1 977	1 898
Gross value of in-force business	2 090	2 038
Less: Cost of capital	(113)	(140)
Employee benefits	446	362
Gross value of in-force business	570	480
Less: Cost of capital	(124)	(118)
Embedded value	7 553	7 247
Embedded value per share (cents)	1 079	1 018
Adjusted net asset value per share (cents)	733	700

The adjustment for Commercial Union Life policyholder assets is required because the surplus in that company's long-term insurance fund is not included in the value of shareholders' net assets for embedded value purposes. The reason for the exclusion is that distributable earnings for Commercial Union Life are determined according to the articles of association and are primarily one ninth of the cost of bonuses payable to policyholders. The expected future value of these distributable earnings represents the full extent of the shareholders' entitlement with respect to the Commercial Union Life long-term insurance fund and is included in the value of in-force business.

The adjustment for goodwill is goodwill arising on purchase, less amounts written off to date, in respect of Metropolitan Odyssey and Commercial Union Life.

Value of life company new business	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
Individual life	(16)	44
Gross value of new business	(9)	71
Less: Cost of capital	(7)	(27)
Employee benefits	63	78
Gross value of new business	72	92
Less: Cost of capital	(9)	(14)
Metropolitan Advisory and Retail Services - start-up costs	(22)	
Value of new business	25	122

2 EMBEDDED VALUE RESULTS (continued)

New business premiums	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
Recurring premiums		
Individual life	**484**	
Gross premiums	**582**	705
Lapses from inception	**(98)**	
Employee benefits	**155**	241
	639	846
Single premiums		
Individual life	**1 033**	453
Employee benefits	**1 958**	1 715
	2 991	2 168

The value of new business shows the embedded value added as a result of writing new business. The value of new business is calculated as the present value (at point of sale) of the projected after-tax profits of the new business sold during the financial period after allowing for the cost of capital required in respect of the business written.

Profitability of new business	Value of new business Rm	APE* Rm	Margin %
Individual life	(16)	587	(2.7)
Employee benefits	63	351	17.9
	47	938	5.0

* APE represents net new recurring premiums plus 10% of single premiums

Value of non-life company new business	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
Health administration	**83**	49
Asset management	**46**	8

3 CHANGES IN BASES AND ASSUMPTIONS

New Africa Capital has reviewed its embedded value methodologies to align them with evolving practice and to ensure consistency with other life insurers.

4 ASSUMPTIONS

The main assumptions used in the embedded value calculations are described below.

Economic	2001 % per annum	2000 % per annum
Risk discount rate	**15.3**	16.6
Investment returns (before tax)		
– Metropolitan Life smoothed bonus	**13.2**	14.4
Expense inflation rate	**8.5**	8.5

The investment return assumption of 13.2% per annum was determined with reference to the market interest rate on South African government stocks at the valuation date. A notional long-term asset distribution was used to calculate a weighted expected investment return by adding the following premiums/(discounts) to the market interest rate of 11.8% per annum (2000: 13.1%) on South African government stocks as at 31 December 2001.

4 ASSUMPTIONS (continued)

	% premium/ (discount) per annum	Gross return (% per annum) 2001	Gross return (% per annum) 2000
Equities	2.0	**13.8**	15.1
Properties	2.0	**13.8**	15.1
Government stock	-	**11.8**	13.1
Cash	(2.0)	**9.8**	9.5

Mortality, morbidity and discontinuance rates

The assumptions regarding future mortality, morbidity and discontinuance rates were based on the results of recent experience investigations. Allowance was also made for the expected increase in claims due to the AIDS epidemic.

Expenses

The maintenance expense assumptions were based on the results of recently conducted internal expense investigations. Future expense charges were assumed to increase in line with the expense inflation assumption of 8.5%.

Premium indexation arrangements

The embedded value of in-force business includes the expected value of future premium increases resulting from premium indexation arrangements on in-force business. The value of new business excludes premium increases during the current year resulting from premium indexation arrangements in respect of in-force business, but includes the expected value of future premium increases in respect of new policies written during the current financial year.

Reserving bases

It was assumed that the current financial soundness valuation bases of calculating the policyholder liabilities would continue unchanged in future.

Surrender and paid-up bases

It was assumed that the current surrender and paid-up bases would be maintained in future.

Tax

Allowance was made for future tax based on the most recent legislation. Secondary tax on companies (STC) was allowed for at a rate of 6% of the value of in-force business.

5 VALUATION OF NON-LIFE SUBSIDIARIES

		Value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management	- shares	47	130	**177**
	- loan	32	-	**32**
Health administration	- shares	-	52	**52**
	- loan	278	-	**278**

6 SENSITIVITY OF THE IN-FORCE VALUE AND THE VALUE OF NEW BUSINESS

This section illustrates the effect of different assumptions on the value of in-force business and the value of new business. For each sensitivity illustrated, all other assumptions have been left unchanged and, with the exception of the first two sensitivities, the central discount rate has been used. Note that the valuation basis does not change but only the assumed experience in the embedded value basis.

The table below shows the impact on the values of in-force and new business of a 1% change in the risk discount rate. It also shows the impact of an improvement in a range of other experience assumptions. The effect of an equivalent deterioration in these experience assumptions would be to reduce the base values by a percentage approximately equal to the increases shown below.

		Change in base value of:		
		In-force business %	New business %	Notes
1%	increase in risk discount rate	(5.2)	(42.3)	(i)
1%	reduction in risk discount rate	6.0	41.5	(i)
10%	reduction in per policy expenses	5.4	61.0	(ii)
1%	reduction in expense and salary inflation	2.3	9.2	(ii)
10%	reduction in policy discontinuance rates	1.4	38.8	
10%	reduction in mortality, morbidity and medical rates	12.7	141.1	(ii)
1%	increase in the assumed investment return	7.9	28.4	(iii)
10%	increase in the premium indexation take-up rate (from 70% to 80%)	1.5	11.5	
10%	increase in the number of policies		46.0	
Base value (rand million)		2 660	41	

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits of New Africa Capital and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

7 ANALYSIS OF CHANGE IN GROUP EMBEDDED VALUE

The table below summarises the analysis of the change in group embedded value over the 2001 financial year.

	Non-life business Rm	Life business Rm	12 months 31.12.2001 Total Rm	15 months 31.12.2000 Total Rm
Profit from new business	138	27	**165**	197
Point of sale	129	25	**154**	179
Expected return to end of year	9	2	**11**	18
Profit from existing business	(117)	371	**254**	503
Expected return	66	377	**443**	464
Experience variance - economic	-	(36)	**(36)**	
Experience variance - non-economic	(183)	30	**(153)**	39
Embedded value profit from operations	21	398	**419**	700
Investment return on net worth	-	213	**213**	941
Transitional tax	-	-	**-**	(95)
Capital gains tax	-	(138)	**(138)**	
Changes in assumptions - economic	22	38	**60**	182
Changes in assumptions - non-economic	(64)	39	**(25)**	
Exchange rate movements	-	15	**15**	
Total embedded value profit	(21)	565	**544**	1 728
Plus: Capital raised		128	**128**	97
Less: Dividend		(108)	**(108)**	(296)
Share buy-back and share issue costs	-	(258)	**(258)**	
Increase in embedded value	(21)	327	**306**	1 529
Return on embedded value			**7.5**	24.2

Notes:

(i) Investment return on net worth represents the actual return on shareholders' net assets (excluding the write-up on subsidiaries).

(ii) Changes in economic assumptions represent the changes in the risk discount rate, future investment return and inflation assumptions.

(iii) Changes in non-economic assumptions represent the changes in mortality, morbidity, withdrawal and expense assumptions.

SOUTHERN AFRICA ACTUARIAL CONSULTANTS (PTY) LTD

Cape Town:
3rd Floor Mariendahl House Fedsure on Main
cnr Main & Campground Rds Newlands 7700
PO Box 23140 Claremont 7735
Tel +27 21 674-0262 Fax +27 21 674-0265
e-mail: saac@saac.co.za

Johannesburg:
1st Floor Arcay House Two
3 Anerley Road Parktown 2193
PO Box 836 Houghton 2041
Tel +27 11 480-8666 Fax +27 11 480-8699
e-mail: saac@saac.co.za

The Directors

New Africa Capital Limited
PO Box 2212
Bellville
7535

11 March 2002

Ladies and Gentlemen

EMBEDDED VALUE OF THE NEW AFRICA CAPITAL GROUP

We have reviewed the derivation of the Embedded Value and the value of new business written in the 12 months to 31 December 2001 of New Africa Capital and its subsidiaries.

We have reviewed in detail the calculations performed by New Africa Capital as well as the methodology and assumptions underlying the calculations. Based on our work, we are satisfied that taken as a whole the result are appropriate for the purpose of the results of the New Africa Capital Group, that they have been determined in accordance with generally accepted accounting principles and that they have been applied consistently at each valuation. We consider that the results are appropriate for the purpose of publication in the accounts of the New Africa Capital Group.

Moreover we are satisfied that the calculations are compliant with Professional Guidance Note PGN 107 of the Actuarial Society of South Africa (Embedded Values and Value of New Business).

In preparing this statement we have relied on information supplied to us by New Africa Capital. This includes information on the shareholders' net assets as at 31 December 2001, information on the policy data and operations including expected management actions, and summaries of recent operating experience. We have reviewed this information for overall reasonableness, but have not carried out independent checks on the information.

Yours faithfully

GT Waugh

GT WAUGH

Fellow of the Institute of Actuaries
Fellow of the Actuarial Society of South Africa

J R Graham

JR GRAHAM

Fellow of the Institute of Actuaries
Fellow of the Actuarial Society of South Africa

BALANCE SHEET

at 31 December 2001

	Group		Metropolitan Life Ltd		
	2001 Rm	2000 Rm	2001 Rm	2000 Rm	Notes
ASSETS					
Non-current assets					
Investment assets	**31 801**	27 662	**23 707**	21 258	1
Investment property	**2 322**	2 393	**1 046**	1 097	2.4
Equities	**20 969**	18 382	**15 414**	13 647	3
Government stock	**2 460**	2 339	**1 724**	1 752	
Stock of and loans to other public bodies	**2 115**	1 308	**1 829**	954	
Debentures and loans	**580**	534	**549**	336	
Policy loans	**441**	412	**341**	316	
Funds on deposit and other money market instruments	**2 914**	2 294	**1 876**	1 412	
Interest in subsidiary companies			**928**	1 744	4
Equipment	**147**	131	**86**	74	5
Intangibles	**446**	458	**71**	48	6.3
Deferred tax	**7**	-	**-**	-	7
Current assets	**1 425**	1 241	**1 006**	903	8
Total assets	**33 826**	29 492	**24 870**	22 283	
EQUITY AND LIABILITIES					
Capital and reserves	**5 101**	2 335	**3 344**	2 335	
Share capital	**2 205**	496	**624**	496	9
Foreign currency translation reserve	**21**	-			
Distributable reserve	**2 875**	1 839	**2 720**	1 839	
Outside shareholders' interest	**83**	62			
Non-current liabilities	**27 172**	25 858	**20 460**	19 012	
Long-term insurance fund	**27 048**	25 763	**20 355**	18 917	10
Deferred tax	**124**	95	**105**	95	7
Current liabilities	**1 470**	1 237	**1 066**	936	
Other current liabilities	**1 026**	976	**686**	709	11
Provision for tax	**275**	127	**237**	105	12
Provision for liabilities and charges	**169**	134	**143**	122	13
Total equity and liabilities	**33 826**	29 492	**24 870**	22 283	

INCOME STATEMENT

for the year ended 31 December 2001

	Group		Metropolitan Life Ltd		
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Notes
Income from insurance business	**589**	791	**501**	754	
Revenue	**10 343**	13 479	**8 353**	10 625	
Premium income	**7 009**	7 106	**5 913**	5 827	14
Investment return	**3 334**	6 373	**2 440**	4 798	15
Outgo	**5 850**	5 969	**3 916**	4 227	
Policyholders' benefits paid	**4 493**	4 384	**2 883**	3 030	16
Sales and distribution costs	**575**	731	**448**	591	17
Administration expenses	**665**	702	**499**	499	18
Policyholders' tax paid	**117**	152	**86**	107	20.1
Revenue less outgo	**4 493**	7 510	**4 437**	6 398	
Transfer to long-term insurance fund	**(3 904)**	(6 719)	**(3 936)**	(5 644)	10
Income from administration business	**45**	23			
Revenue	**427**	312			19.1
Administration expenses	**(382)**	(289)			19.2
Income before goodwill and tax	**634**	814	**501**	754	
Goodwill amortised	**(42)**	(46)			
Income before tax	**592**	768	**501**	754	
Shareholders' tax paid	**(198)**	(216)	**(171)**	(196)	20.2
Profit for the year	**394**	552	**330**	558	
Outside shareholders' share of profit	**(9)**	6			
Net profit	**385**	558	**330**	558	
Earnings per share (cents)	**53.32**	78.56			21
Headline earnings per share (cents)	**52.49**	98.46			21
Weighted average shares in issue (million)	**722**	710			21
Dividend per share (cents)					
Interim	**15.50**	13.00	**15.50**	13.00	
Final	**19.50**	25.50	**24.29**	25.50	
Second half-year	**19.50**	18.00	**24.29**	18.00	
Last quarter		7.50		7.50	
Total	**35.00**	38.50	**39.79**	38.50	

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2001

GROUP

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Other reserves Rm	Total Rm	Notes
Balance at 30 September 1999	301	98	1 577		1 976	
Issue of share capital	6	91			97	9
Net profit			558		558	
Profit for period			598		598	
Goodwill amortised			(46)		(46)	6.1
Outside shareholders' share of profit			6		6	
Dividend			(296)		(296)	
Balance at 31 December 2000	307	189	1 839	-	2 335	
Shares issued in terms of scheme	**(307)**	**2 146**	**(1 839)**		**-**	
Issue of share capital	**-**	**128**			**128**	9
Share issue costs written off		**(24)**			**(24)**	9
Treasury shares acquired	**-**	**(234)**			**(234)**	27.6
Transfer from long-term insurance fund			**2 619**		**2 619**	10
Transfer to foreign currency translation reserve			**(21)**	**21**	**-**	
Net profit			**385**		**385**	
Profit for year			**436**		**436**	
Goodwill amortised			**(42)**		**(42)**	6.1
Outside shareholders' share of profit			**(9)**		**(9)**	
Dividend			**(108)**		**(108)**	
Balance at 31 December 2001	**-**	**2 205**	**2 875**	**21**	**5 101**	

METROPOLITAN LIFE LTD

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Total Rm	Notes
Balance at 30 September 1999	301	98	1 577	1 976	
Issue of share capital	6	91		97	9
Net profit			558	558	
Dividend			(296)	(296)	
Balance at 31 December 2000	307	189	1 839	2 335	
Dividend in specie			**(1 839)**	**(1 839)**	
Issue of share capital	**7**	**121**		**128**	9
Transfer from long-term insurance fund			**2 498**	**2 498**	10
Net profit			**330**	**330**	
Dividend			**(108)**	**(108)**	
Balance at 31 December 2001	**314**	**310**	**2 720**	**3 344**	

CASH FLOW STATEMENT

for the year ended 31 December 2001

	Group		Metropolitan Life Ltd		
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Notes
Cash flow from operating activities					
Income before goodwill and tax	**634**	814	**501**	754	
Adjustment for:					
Policyholders' tax paid	**117**	152	**86**	107	
Non-cash items	**3 987**	7 033	**2 158**	5 793	22.1
Realised and unrealised changes in market value of investments	**(1 026)**	(4 307)	**(758)**	(3 357)	15, 19.1
Operating surplus before working capital changes	**3 712**	3 692	**1 987**	3 297	
Working capital changes					
Current assets	**(170)**	(48)	**(108)**	(65)	22.2
Current liabilities	**261**	56	**174**	10	22.3
Cash flow from operations	**3 803**	3 700	**2 053**	3 242	
Tax paid	**(167)**	(268)	**(125)**	(219)	22.4
Dividend paid	**(284)**	(224)	**(284)**	(224)	22.5
Net cash inflow from operating activities	**3 352**	3 208	**1 644**	2 799	
Cash flow from investing activities					
Investment property	**2**	186	**10**	80	
Equities	**(1 646)**	(4 185)	**(1 222)**	(2 932)	
Government stock	**(74)**	1 195	**86**	655	
Stock of and loans to other public bodies	**(577)**	(578)	**(716)**	(376)	
Debentures and loans	**(141)**	(83)	**(80)**	(99)	
Policy loans	**(28)**	6	**(26)**	(33)	
Interest in subsidiary companies			**719**	(466)	
Investment assets	**(2 464)**	(3 459)	**(1 229)**	(3 171)	
Equipment	**(84)**	(106)	**(50)**	(41)	
Intangibles	**(40)**	(267)	**(34)**	(17)	
Net cash outflow from investing activities	**(2 588)**	(3 832)	**(1 313)**	(3 229)	
Cash flow from financing activities					
Shares issued	**128**	97	**128**	97	
Share issue costs	**(24)**	-	**-**	-	
Purchase of treasury shares	**(234)**	-			
Net cash (out)/inflow from financing activities	**(130)**	97	**128**	97	
Net cash flow	**634**	(527)	**459**	(333)	
Cash resources and funds on deposit at beginning of year	**2 491**	3 018	**1 486**	1 819	
Cash resources and funds on deposit at end of year	**3 125**	2 491	**1 945**	1 486	22.6

CASH FLOW STATEMENT

SEGMENTAL REPORT

For the year ended 31 December 2001	Life insurance Rm	Asset management Rm	Health administration Rm	Consolidated Rm
Revenue less outgo from insurance business	4 493			4 493
South Africa	4 294			4 294
Namibia	137			137
Botswana	62			62
Income from administration business	1	18	26	45
South Africa	1	18	23	42
Namibia	-	-	3	3
Shareholders' tax paid	(173)	(24)	(1)	(198)
South Africa	(171)	(24)	(1)	(196)
Namibia	-	-	-	-
Botswana	(2)	-	-	(2)
Profit for year before transfer to long-term insurance fund	4 321	(6)	25	4 340
Depreciation and goodwill amortised	80	8	38	126
Total assets	31 331	2 095	400	33 826
South Africa	30 325	2 088	392	32 805
Namibia	785	7	8	800
Botswana	221			221
Investment in associates	-	45	-	45
Total liabilities	28 557	50	118	28 725
South Africa	27 734	50	114	27 898
Namibia	658	-	4	662
Botswana	165			165

For the period ended 31 December 2000	Life insurance Rm	Asset management Rm	Health administration Rm	Consolidated Rm
Revenue less outgo from insurance business	7 510	-		7 510
Income from administration business	-	2	21	23
Shareholders' tax paid	(195)	(13)	(8)	(216)
Profit for period before transfer to long-term insurance fund	7 315	(11)	13	7 317
South Africa	7 121	(11)	13	7 123
Namibia	141	-	-	141
Botswana	53			53
Total assets	29 337	62	93	29 492
Total liabilities	(27 002)	(63)	(92)	(27 157)

The principal accounting policies adopted in the presentation of these consolidated financial statements are set out below and are consistent with those of the previous period, with the exception of new accounting policies to comply with new Statements of Generally Accepted Accounting Practice.

New Statements of Generally Accepted Accounting Practice incorporated:

In terms of the requirements of AC107 (events after the balance sheet date) dividends proposed or declared after the balance sheet date, and the related secondary tax on companies (STC), are not recognised as a liability at the balance sheet date. The final dividend of R135 million (19.50 cents per share), declared on 26 March 2002, will give rise to an estimated STC charge of R15 million. Similarly provision has not been made for audit fees of R3 million for the group and R2 million for Metropolitan Life Limited. Since the effect of these changes is evident from the financial statements, they have not been retrospectively applied and the comparative figures have therefore not been restated.

Early application of new Statements of Generally Accepted Accounting Practice:

In terms of the requirements of AC133 (financial instruments: recognition and measurement) gains or losses on financial assets should be included in net profit or loss for the period in which it arises. For a number of years the insurance industry practice has been to apply the fair value basis of accounting. The effect of AC133 has therefore not been material. In terms of the statement, this change has not been retrospectively applied and the comparative figures have therefore not been restated.

Transfer of surplus in the long-term insurance fund:

The surplus in the long-term insurance fund, except for the surplus in Commercial Union Life Assurance Company of South Africa Limited (90:10), has been transferred to the distributable reserve which results in the long-term insurance fund being equal to the actuarial liabilities as set out in the statement of actuarial values of assets and liabilities plus the surplus of Commercial Union Life Assurance Company of South Africa Limited.

BASIS OF PREPARATION

The consolidated financial statements are prepared in accordance with and comply with Statements of Generally Accepted Accounting Practice in South Africa and in terms of the requirements of the South African Companies Act, 1973. The consolidated financial statements are prepared on the fair value basis.

CONSOLIDATION

The consolidated annual financial statements include those of the company, its subsidiaries and associated companies. Subsidiary undertakings, which are those companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date of disposal.

All material inter-company balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. The accounting policies for subsidiaries are consistent with the policies adopted by the group. Separate disclosure is made of minority interests.

RELATED PARTIES

New Africa Capital Limited does not have one single controlling shareholder. Information regarding the major shareholders is provided on page 126 of this annual report.

All subsidiaries and associated companies of the group are related parties. A list of the major subsidiaries is included in annexure 1 of the annual financial statements. Details of loans to and from subsidiaries are also provided in note 27.7.

During the year Metropolitan Life Limited acquired New Africa Capital Limited shares as treasury shares, details of which are provided in note 27.6 to the annual financial statements.

There were no material contracts with directors other than those disclosed in the directors' report on page 82.

INVESTMENT PROPERTY AND OWNER-OCCUPIED PROPERTY

For income-producing properties, fair values are determined as being the present value of net rental income, discounted for the different types of properties at the market rates applicable at the financial year-end. Selected properties are valued externally to confirm the fair value of the portfolio. Undeveloped land is valued at estimated net realisable value. Properties in the process of being developed are valued at development costs incurred.

Differences in the fair value of investment property are recognised under realised and unrealised changes in market value of investments. These properties are not subject to depreciation.

Properties occupied more than 50% by the group are classified as owner-occupied. These properties are similarly not depreciated as they are held as part of the portfolio of investment assets.

FINANCIAL INSTRUMENTS

Financial instruments include investment assets, receivables and creditors. These instruments are initially included at cost; thereafter they are carried at their estimated fair value. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Fair value is estimated as follows:

- **Equities**

  The value of listed shares is the closing price ruling on the respective stock exchanges as at the financial year-end, while unlisted shares are valued by the directors using appropriate valuation bases.

- **Unit trusts**

  Units in unit trusts are valued at the re-purchase value.

- **Derivatives**

  Listed derivative instruments are valued at the South African Futures Exchange ruling price and the value of unlisted derivatives is determined by the directors, using generally accepted models. Derivative instruments are mainly utilised for hedging purposes and are accounted for on the same basis as the items hedged. A derivative instrument is recognised as a hedge when the risk hedged can be clearly identified and the effectiveness of the hedge can be demonstrated at different risk positions.

- **Stock and debentures**

  For fixed interest stock and debentures, fair values are determined as being the present value of future interest and capital redemption proceeds, discounted at market rates at financial year-end.

SCRIP LENDING

The group engages in scrip lending with appropriately accredited institutions. The group requires collateral security in the form of cash and/or negotiable certificates of deposit. The equities or bonds on loan and not the collateral security are reflected in the balance sheet of the group at year-end. Scrip lending fees received are included in the income statement as investment income.

TREASURY SHARES

Treasury shares held in a subsidiary are accounted for in accordance with the policies on financial instruments. On consolidation, the treasury shares held are eliminated and presented as a change in equity. No gain or loss is recognised in the income statement on the re-sale, re-issuance or cancellation of these shares. Consideration received on a subsequent sale is similarly presented as a change in equity.

ASSOCIATED COMPANIES

An associated company is one over which the group has the ability to exercise significant influence, but not control, and which it intends to hold as a long-term investment on behalf of shareholders. Investments in associated companies are stated at fair value. The group's share of post-acquisition results of associated companies is incorporated in the financial statements, using the equity method of accounting, from the effective dates of their acquisition until the effective dates of their disposal.

Changes in their fair value are included in realised and unrealised changes in the market value of investments under investment return in the income statement.

Goodwill

Goodwill, being the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary at the date of acquisition, is capitalised as an intangible asset and amortised on the straight-line bases over the year of expected benefit. The useful life is estimated to be ten years for life insurance companies and five to twenty years for other companies as considered appropriate. The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

Other intangible assets

Generally, costs associated with developing computer software programmes are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product or process, which will be controlled by the group and which has probable benefit exceeding the cost beyond one year, are recognised as intangible assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Expenditure which enhances and extends the benefits of computer software programmes beyond their original specifications and lives is recognised as capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line method over their useful life, not exceeding a period of 48 months, previously 40 months. There is no material effect as a result of the change in estimate for the current year.

The directors assess the carrying value of each intangible asset annually and an adjustment is made for permanent impairment where it is considered necessary.

Equipment

Furniture and computer equipment are stated at cost less accumulated depreciation. All assets are depreciated on the straight-line basis over their expected economic life, ranging from two and a half to ten years. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The expected economic life of certain computer equipment has been changed. There is no material effect as a result of the change in estimate for the current year.

Deferred taxation

Deferred taxation is provided for at the current rates of taxation, on material temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, using the liability method.

Deferred tax assets and liabilities are offset when the income taxes relate to the same fiscal authority and where there is a legal right of offset at settlement. Deferred tax assets are recognised for tax losses and unused tax credits carried forward only to the extent that realisation of the related tax benefit is probable.

Capital gains tax (CGT) on unrealised gains and losses constitutes a temporary difference for deferred tax purposes. CGT on unrealised gains and losses on shareholders' investments is included in deferred tax in the balance sheet and in policyholders' investments in the long-term insurance fund.

Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of funds will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Employee entitlements to annual leave and bonuses are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and bonuses as a result of services rendered by employees up to the balance sheet date.

Pension and provident scheme obligations

The group provides retirement benefits to employees through defined contribution retirement funds and a defined benefit pension fund, the assets of which are generally held in separate trustee-administered funds. The retirement plans are funded by payments from employees and by the relevant group companies, taking account of the recommendations of the valuator of the funds.

For the defined benefit plan, the cost relating to future services are assessed using the attained age method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the valuator who carries out a full valuation of the plan every three years. The next valuation will be carried out in 2002.

Post-retirement medical aid obligations

The group makes medical aid contributions on behalf of pensioners who retired from the defined benefit pension fund. An accounting provision is made for the future medical aid contributions of these pensioners and for the post-retirement medical aid contributions of the in-service members of the defined benefit pension fund. The entitlement to these benefits is based on the employees remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans. These provisions are calculated using actuarial methodologies for the discounted value of contributions and a best estimate of the expected long-term investment returns (discount rate: 12.5%), and taking account of estimated contribution increases (medical inflation rate: 11.0%).

The group has no obligation for post-retirement medical benefits in respect of other pensioners and other in-service members.

The increase or decrease in the accounting provision for these costs is expensed or realised through the income statement.

Foreign currencies

Transactions in foreign currencies are accounted for at the rates of exchange ruling on the date of the transaction. Gains and losses arising from the settlement of such transactions are recognised in the income statement, in the long-term insurance fund or in the shareholders' funds as appropriate.

Monetary assets and liabilities denominated in foreign currencies are translated into South African currency at the exchange rates ruling at the balance sheet date. Unrealised differences on translation of these monetary assets and liabilities are recognised in the income statement in the year in which they occur.

Where investments are classified as foreign entities, the financial statements are translated for incorporation into the financial statements of the group on the following bases:

- assets and liabilities at rates of exchange approximating those ruling at the financial year-end; and
- income statement items at a weighted average rate of exchange during the year.

Exchange differences are taken directly to either the long-term insurance fund or the shareholders' funds as appropriate.

Long-term insurance fund

The group's liabilities under unmatured policies are calculated annually at the balance sheet date by the statutory actuaries in accordance with the guidelines for financial soundness valuation issued by the Actuarial Society of South Africa. The transfer to the life fund in the income statement represents the net movement in the long-term insurance fund.

Premium income

Where annual premiums on individual life policies are paid in instalments, the outstanding balance of the annual premiums, after providing for anticipated policy lapses, is recognised as premium income. Employee benefit and group scheme premiums are recognised when reasonably assured of collection in terms of the policy contract. Premium income is shown net of re-insurance premiums.

Investment return

Investment return comprises dividends, interest, net rental income, income from associates and realised and unrealised changes in market value of investments.

Dividend income includes shares received in terms of capitalisation issues, irrespective of whether there is an option to receive cash in lieu of shares, and is accounted for on a last day to register basis in respect of listed shares, and when declared in respect of unlisted shares.

Net rental income, including rental income in respect of properties owned and occupied by the group, comprises rental income net of property expenses.

Realised and unrealised changes in market value of investments are recognised in the income statement in the period in which they arise.

Policyholders' benefits paid

Payments to policyholders are shown net of re-insurance recoveries and are recognised when claims are intimated.

Sales remuneration

Individual policies' sales remuneration includes all commission and expenses directly related to commission payable in the production of business. Employee benefit and group scheme policies' sales remuneration includes commission and bonuses payable.

Administration expenses

Administration expenses include indirect taxes such as transitional council levies, revenue stamps payable on insurance policies and rental of space occupied in own buildings, which are held mainly as property investments for policyholders.

Interest in subsidiary companies

In the company annual financial statements of New Africa Capital Limited and Metropolitan Life Limited, interests in subsidiaries are accounted for using equity accounting principles. Interests in subsidiaries are shown at net asset value, less accumulated goodwill amortised, in the company balance sheet and the company's share of the results of subsidiaries is reflected in the income statement.

Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise balances with bankers and funds on deposit and other money market instruments.

Segmental reporting

The group is structured into the following main operating segments: life insurance, asset management and health administration. Primary segmental reporting is based on the type of business and correlates with the activities of the main operating divisions. The life insurance segment sells life insurance and employee benefits products, while the asset management segment consists of asset management, property administration and unit trust administration. The health administration segment administers health schemes.

Secondary segmental reporting is based on geographical segmentation. All three primary segments are operational in South Africa, the group's home country, and in Namibia. Only the life insurance segment is operational in Botswana. The group also operates in Lesotho through Metropolitan Life Limited.

Comparative figures

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2001

		Group Year ended 31.12.2001 Rm	Group Period ended 31.12.2000 Rm	Metropolitan Life Ltd Year ended 31.12.2001 Rm	Metropolitan Life Ltd Period ended 31.12.2000 Rm
1	**INVESTMENT ASSETS**				
	Segmental analysis				
	Metropolitan Life	**22 459**	19 514		
	Metropolitan Odyssey	**1 429**	1 188		
	Commercial Union Life	**4 931**	5 304		
	Metropolitan Namibia	**700**	506		
	Metropolitan Botswana	**167**	76		
	Asset management	**2 002**	1 011		
	Health administration	**113**	63		
		31 801	27 662		

The group holds foreign investments in equities (R5 billion), funds on deposit (R339 million) and gilts (R3 million).

		Group Year ended 31.12.2001 Rm	Group Period ended 31.12.2000 Rm	Metropolitan Life Ltd Year ended 31.12.2001 Rm	Metropolitan Life Ltd Period ended 31.12.2000 Rm
2	**INVESTMENT PROPERTY**				
	At the end of the year investment property comprised the following property types:				
	Industrial	**170**	184	**80**	89
	Shopping malls	**1 096**	1 120	**518**	546
	Office buildings	**917**	955	**435**	449
	Hotels	**56**	56	**-**	-
	Other	**22**	22	**7**	7
	Vacant land	**26**	33	**6**	6
	Property under development	**-**	8	**-**	-
		2 287	2 378	**1 046**	1 097
2.1	**Completed properties and vacant land**				
	Fair value at beginning of year	**1 948**	2 051	**725**	727
	Capitalised subsequent expenditure	**11**	21	**-**	14
	Disposals	**(89)**	(97)	**(14)**	(49)
	Revaluation	**8**	(27)	**(22)**	33
	Transfers from properties under development	**8**	-	**-**	-
	Fair value at end of year	**1 886**	1 948	**689**	725
2.2	**Properties under development**				
	Cost at beginning of year	**8**	3	**-**	-
	Capitalised subsequent expenditure	**-**	5	**-**	-
	Transfer to completed properties	**(8)**	-	**-**	-
	Cost at end of year	**-**	8	**-**	-
2.3	**Owner-occupied properties**				
	Fair value at beginning of year	**421**	391	**372**	348
	Additions	**-**	3	**-**	1
	Revaluation	**(20)**	28	**(15)**	23
	Fair value at end of year	**401**	422	**357**	372

	Group		Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm

2 INVESTMENT PROPERTY (continued)

2.4 Total investment properties

Land and buildings	**2 287**	2 378	**1 046**	1 097
Property trust units	**35**	15	**-**	-
	2 322	2 393	**1 046**	1 097

A register of investment property is available for inspection at the company's registered office.

3 EQUITIES

Listed shares and unit trust units	**20 767**	17 977	**15 309**	13 290
Unlisted shares	**157**	341	**105**	357
Shares in associated companies	**45**	64		
	20 969	18 382	**15 414**	13 647
Segmental analysis				
Metropolitan Life	**15 192**	13 647		
Metropolitan Odyssey	**1 107**	905		
Commercial Union Life	**3 258**	3 376		
Metropolitan Namibia	**521**	354		
Metropolitan Botswana	**107**	54		
Asset management	**784**	46		
	20 969	18 382		

A schedule of equity investments is available for inspection at the company's registered office.

Sectorial composition of listed equity investments	Group 31.12.2001 %	Group 31.12.2000 %	Metropolitan Life Ltd 31.12.2001 %	Metropolitan Life Ltd 31.12.2000 %
Mining resources	**32.6**	22.3	**33.5**	21.7
Non-mining resources	**5.7**	3.6	**5.8**	4.1
Financial	**24.5**	31.8	**24.1**	31.4
Industrial	**33.8**	41.7	**34.2**	42.0
Real estate	**2.0**	0.5	**0.7**	0.7
Non-main board	**1.4**	0.1	**1.7**	0.1
	100.0	100.0	**100.0**	100.0

The group's ten largest equity holdings are	31.12.2001 %	31.12.2001 Rm	31.12.2000 %	31.12.2000 Rm
Anglo American Plc	**9.0**	**1 897**	4.7	861
Billiton Plc	**5.3**	**1 118**	*	*
Richemont Securities AG	**4.6**	**961**	4.4	810
Johnnies Industrial Corporation Ltd #	**3.9**	**813**	7.5	1 378
Anglo American Platinum Corporation Ltd	**3.7**	**783**	3.3	600
Sasol Ltd	**3.3**	**692**	*	*
Standard Bank Investment Corporation Ltd	**3.1**	**643**	2.5	469
FirstRand Ltd	**2.7**	**560**	*	*
Genco Ltd	**2.6**	**555**	*	*
South African Breweries Plc	**2.5**	**520**	2.2	401
	40.7	**8 542**		

Held directly and indirectly

* Not included in ten largest equity holdings for year

3 EQUITIES (continued)

Investment in associated company of the group	Percentage holding 31.12.2001 %	Percentage holding 31.12.2000 %	Directors' valuation or market value 31.12.2001 Rm	Directors' valuation or market value 31.12.2000 Rm
Unlisted				
Union Alliance Financial Services (Pty) Ltd	**61.5**	49.0	**45**	64

The board of New Africa Capital Limited does not have the power to govern the financial and operating policy decisions of Union Alliance Financial Services (Pty) Ltd (UAFS). The financial year-end of UAFS is 30 June and the results of the company are accounted for until that date. No material changes occurred between this date and the year-end of the group.

The financial information of UAFS is not material to the group and is therefore not disclosed. Income from associates disclosed in note 15 in the 2000 period was attributable to CGU which was sold on 19 October 2000.

	Metropolitan Life Ltd Year ended 31.12.2001 Rm	Metropolitan Life Ltd Period ended 31.12.2000 Rm
4 INTEREST IN SUBSIDIARIES		
Shares at directors valuation	**343**	817
Indebtedness by subsidiaries	**585**	927
	928	1 744

During the previous financial period Metropolitan Life Limited was the holding company of all the subsidiaries in the group. On reconstruction of the group, New Africa Capital Limited became the holding company and most of the subsidiaries were transferred to this new holding company through a rationalisation scheme. At the current year-end only property and certain investment companies are subsidiaries of Metropolitan Life Limited, as set out in annexure 1.

	Group Year ended 31.12.2001 Rm	Group Period ended 31.12.2000 Rm	Metropolitan Life Ltd Year ended 31.12.2001 Rm	Metropolitan Life Ltd Period ended 31.12.2000 Rm
5 EQUIPMENT				
Cost	**425**	341	**287**	237
Accumulated depreciation	**(278)**	(210)	**(201)**	(163)
Carrying amount	**147**	131	**86**	74
Opening carrying amount	**131**	94	**74**	75
Additions	**86**	112	**50**	42
Assets written off	**(2)**	(6)	**-**	(1)
Depreciation charge	**(68)**	(69)	**(38)**	(42)
Closing carrying amount	**147**	131	**86**	74

Equipment comprises furniture and computer equipment.

	Group		Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
6 INTANGIBLES				
6.1 Goodwill				
Cost	**487**	480		
Accumulated amortisation	**(112)**	(70)		
Carrying amount	**375**	410		
Opening carrying amount	**410**	206		
Goodwill in respect of subsidiaries acquired	**7**	250		
Amortisation charge	**(42)**	(46)		
Closing carrying amount	**375**	410		

Intangibles in respect of goodwill with a cost of R226 million have been written off over 10 years, R230 million over 20 years and the balance over 5 years.

6.2 Intangible assets				
Internally developed computer software				
Cost	**106**	73	**106**	73
Accumulated depreciation	**(35)**	(25)	**(35)**	(25)
Carrying amount	**71**	48	**71**	48
Opening carrying amount	**48**	36	**48**	36
Developments capitalised during year	**33**	17	**33**	17
Depreciation charge	**(10)**	(5)	**(10)**	(5)
Closing carrying amount	**71**	48	**71**	48
6.3 Total goodwill and intangible assets	**446**	458	**71**	48

7 DEFERRED TAX				
The following amounts are disclosed in the balance sheet				
Deferred tax asset	**7**	-	**-**	-
Deferred tax liability	**(124)**	(95)	**(105)**	(95)
	(117)	(95)	**(105)**	(95)
The movements in deferred income tax are as follows				
At beginning of year	**(95)**	-	**(95)**	-
Transitional tax on long-term insurers	**95**	(95)	**95**	(95)
Capital gains tax	**(124)**	-	**(105)**	-
Accruals and provisions	**2**	-	**-**	-
Tax losses	**5**		**-**	
At end of year	**(117)**	(95)	**(105)**	(95)

No deferred tax liability has been raised for policyholder capital gains tax as the estimated tax loss exceeds the capital gain.

NOTES

		Group		Metropolitan Life Ltd	
		Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
8	**CURRENT ASSETS**				
	Deferred and arrear premiums	**974**	834	**857**	727
	Accounts receivable	**240**	210	**80**	102
	Bank balances	**211**	197	**69**	74
		1 425	1 241	**1 006**	903
9	**SHARE CAPITAL**				
	Authorised share capital				
	1 billion ordinary shares of 0.0001 cent each	**-**			
	1 billion ordinary shares of 43.1 cent each		431	**431**	431
	Issued share capital and premium				
	Nominal value of shares in issue				
	Nominal value of 0.0001 cent per share	**-**			
	Nominal value of 43.1 cent per share		307	**314**	307
	Share premium	**2 439**	189	**310**	189
	Treasury shares purchased	**(234)**	-		
		2 205	496	**624**	496
	Number of ordinary shares in issue (million)				
	Balance at beginning of year	**-**	700	**712**	700
	Subdivision of ordinary shares	**100**			
	Share repurchase and cancellation	**(100)**			
	Shares issued in terms of scheme of arrangement	**728**			
	Shares issued to share schemes	**-**	12	**16**	12
	Treasury shares purchased	**(28)**			
	Balance at end of year	**700**	712	**728**	712
	Distribution of ordinary shares in issue (million)				
	Public	**624**	680		680
	Directors and management	**5**	5		5
	Group policyholders' funds	**32**	-		-
	Share purchase scheme	**33**	22		22
	Share incentive scheme	**6**	5		5
	New Africa Capital Ltd			**728**	
		700	712	**728**	712

All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit. This authority expires at the forthcoming annual general meeting of the company.

		Group 31.12.2001 Rm	Group 31.12.2000 Rm	Metropolitan Life Ltd 31.12.2001 Rm	Metropolitan Life Ltd 31.12.2000 Rm
10	**LONG-TERM INSURANCE FUND**				
	Fund at beginning of year	**25 763**	19 044	**18 917**	13 273
	Transfer from income statement	**3 904**	6 719	**3 936**	5 644
	Transfer to shareholders' funds	**(2 619)**		**(2 498)**	
	Fund at end of year	**27 048**	25 763	**20 355**	18 917

	Group Year ended 31.12.2001 Rm	Group Period ended 31.12.2000 Rm	Metropolitan Life Ltd Year ended 31.12.2001 Rm	Metropolitan Life Ltd Period ended 31.12.2000 Rm
10 LONG-TERM INSURANCE FUND (continued)				
Actuarial liabilities under unmatured policies				
Market-related (linked) business	**5 247**	5 368	**3 661**	3 345
Smoothed bonus business	**14 097**	11 085	**12 116**	9 380
Reversionary bonus business	**3 548**	3 311	**2 106**	2 008
Non-profit business	**3 308**	2 417	**2 472**	1 780
	26 200	22 181	**20 355**	16 513
11 OTHER CURRENT LIABILITIES				
Claims in the process of settlement	**537**	438	**403**	313
Premiums paid in advance	**62**	49	**52**	40
Accounts payable	**427**	313	**231**	180
Shareholders for final dividend	**-**	176	**-**	176
	1 026	976	**686**	709
12 PROVISION FOR TAX				
Provision for tax comprises of				
South African normal tax	**160**	95	**136**	77
Foreign tax	**3**	3	**(1)**	(1)
Secondary tax on companies (STC)	**-**	14	**-**	14
Retirement fund tax	**17**	15	**7**	15
Transitional levy	**95**	-	**95**	-
	275	127	**237**	105
Opening balance	**127**	27	**105**	21
Charged to income statement	**217**	195	**192**	157
Additional provisions	**245**	196	**212**	157
Unused amounts reversed	**(28)**	(1)	**(20)**	-
Utilised during year	**(69)**	(95)	**(60)**	(73)
Closing balance	**275**	127	**237**	105
13 PROVISION FOR LIABILITIES AND CHARGES				
Provisions comprise of				
Post-retirement medical benefits	**101**	96	**98**	92
Annual leave pay	**36**	23	**23**	19
Staff bonuses	**32**	15	**22**	11
	169	134	**143**	122
Opening balance	**134**	150	**122**	135
Charged to income statement	**38**	6	**24**	4
Additional provisions	**48**	16	**32**	11
Unused amounts reversed	**(10)**	(10)	**(8)**	(7)
Utilised during year	**(3)**	(22)	**(3)**	(17)
Closing balance	**169**	134	**143**	122

	Group Year ended 31.12.2001 Rm	Group Period ended 31.12.2000 Rm	Metropolitan Life Ltd Year ended 31.12.2001 Rm	Metropolitan Life Ltd Period ended 31.12.2000 Rm
14 PREMIUM INCOME				
Recurring premiums	**4 087**	4 938	**3 158**	3 818
Individual life	**3 022**	3 714	**2 256**	2 845
Employee benefits	**1 173**	1 327	**941**	1 024
Re-insurance	**(108)**	(103)	**(39)**	(51)
Single premiums	**2 922**	2 168	**2 755**	2 009
Individual life	**1 052**	453	**915**	367
Employee benefits	**1 870**	1 715	**1 840**	1 642
	7 009	7 106	**5 913**	5 827
Segmental analysis				
Metropolitan Life	**5 913**	5 827		
Metropolitan Odyssey	**329**	352		
Commercial Union Life	**359**	562		
Metropolitan Namibia	**296**	280		
Metropolitan Botswana	**112**	85		
	7 009	7 106		
15 INVESTMENT RETURN				
Administration fees received	**3**	4	**3**	4
Dividends received - listed equities	**540**	405	**390**	282
Dividends received - unlisted equities	**6**	16	**4**	15
Interest received	**805**	1 099	**582**	774
Net rentals	**248**	336	**208**	265
Rental income	**374**	478	**190**	239
Rental income - owner-occupied properties	**56**	65	**44**	50
Direct operating expenses	**(182)**	(207)	**(26)**	(24)
Share of associated companies' earnings	**-**	35		
Scrip lending fee	**4**	6	**3**	6
Foreign exchange differences	**711**	170	**492**	95
Realised and unrealised changes in market value of investments	**1 017**	4 302	**758**	3 357
	3 334	6 373	**2 440**	4 798
Depreciation included in net rentals	**6**	8	**3**	4
Fees paid to asset managers included in investment return	**59**	40	**50**	32

	Group		Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm

16 POLICYHOLDERS' BENEFITS PAID

Individual life	**2 425**	2 817	**1 711**	1 909
Death and disability claims	**634**	763	**548**	646
Maturity claims	**515**	640	**311**	330
Annuities	**325**	340	**219**	195
Surrenders	**976**	1 106	**643**	752
Re-insurance	**(25)**	(32)	**(10)**	(14)
Employee benefits	**2 068**	1 567	**1 172**	1 121
Death and disability claims	**287**	285	**205**	216
Maturity claims	**230**	179	**190**	127
Annuities	**89**	42	**83**	36
Withdrawal benefits	**247**	266	**152**	105
Terminations	**1 252**	833	**559**	657
Re-insurance	**(37)**	(38)	**(17)**	(20)
	4 493	4 384	**2 883**	3 030
Segmental analysis				
Metropolitan Life	**2 883**	3 030		
Metropolitan Odyssey	**210**	252		
Commercial Union Life	**1 202**	942		
Metropolitan Namibia	**163**	147		
Metropolitan Botswana	**35**	13		
	4 493	4 384		

17 SALES AND DISTRIBUTION COSTS

Sales remuneration	**409**	568	**306**	444
Distribution costs	**166**	163	**142**	147
	575	731	**448**	591
Staff costs included in distribution costs				
Salaries	**40**	39	**36**	36
Defined contribution retirement fund	**3**	3	**3**	3
Training costs	**4**	4	**4**	4
Other	**1**	1	**1**	1
	48	47	**44**	44
Segmental analysis				
Metropolitan Life	**448**	591		
Metropolitan Odyssey	**43**	45		
Commercial Union Life	**14**	21		
Metropolitan Namibia	**43**	52		
Metropolitan Botswana	**27**	22		
	575	731		

	Group Year ended 31.12.2001 Rm	Group Period ended 31.12.2000 Rm	Metropolitan Life Ltd Year ended 31.12.2001 Rm	Metropolitan Life Ltd Period ended 31.12.2000 Rm
18 ADMINISTRATION EXPENSES				
Directors' emoluments			5	9
Executive - annual package			4	3
- bonus			-	2
- restraint of trade			-	3
Non-executive - fees for services			1	1
Depreciation				
Computer software development	10	5	10	5
Equipment	42	47	38	42
Auditors' remuneration - audit fees	-	2	-	1
- services	2	2	2	1
Consulting fees	35	35	29	26
Management fee - NAIL	2	1	2	1
Marketing costs	66	53	63	51
Staff costs	346	372	295	305
Transitional Council levies	5	6	4	4
Stamp duty	14	14	9	11
Other expenses	143	165	42	43
	665	702	499	499
Staff costs				
Salaries	297	322	254	264
Defined benefit retirement fund	1	2	1	1
Defined contribution retirement fund	22	25	18	21
Training costs	19	14	18	13
Other	7	9	4	6
	346	372	295	305

19 INCOME FROM ADMINISTRATION BUSINESS

19.1 Revenue

	Group Year ended 31.12.2001 Rm	Group Period ended 31.12.2000 Rm
Administration fees received	398	299
Asset management	98	99
Health administration	300	200
Investment income	29	13
Dividends received - listed equities	3	1
Interest received	17	7
Realised and unrealised changes in market value of investment assets	9	5
	427	312

	Group		Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
19 INCOME FROM ADMINISTRATION BUSINESS (continued)				
19.2 Administration expenses				
Depreciation - equipment	26	22		
Auditors' remuneration	2	1		
Consulting fees	8	5		
Management fees	3	4		
Marketing costs	3	2		
Sales remuneration	-	1		
Staff costs	169	164		
Other expenses	171	90		
	382	289		
Staff costs				
Salaries	154	151		
Defined contribution retirement fund	11	13		
Training costs	3	-		
Other	1	-		
	169	164		
20 TAXATION				
20.1 Policyholders' tax				
Foreign countries	5	5	-	1
Tax on retirement funds	39	74	32	54
Value-added tax	73	73	54	52
	117	152	86	107
20.2 Shareholders' tax				
South African tax				
Normal - current year	209	100	188	85
- prior period	(28)	3	(20)	-
Deferred tax - current year	22	95	10	95
Foreign countries	2	2	-	-
Secondary tax on companies	(7)	16	(7)	16
	198	216	171	196
Shareholders' tax rate reconciliation	%	%	%	%
Tax charge for year as % of income	31.2	26.5	34.1	26.0
Secondary tax on companies (STC)	1.1	(1.9)	1.4	(2.1)
Tax excluding STC	32.3	24.6	35.5	23.9
Deferred tax - transitional levy		(11.7)		(12.6)
Deferred tax - CGT	(19.4)		(20.9)	
Prior year reversals	4.4	0.4	3.9	
Non-taxable income and tax losses	12.7	16.7	11.5	18.7
Standard rate of South African tax	30.0	30.0	30.0	30.0

21 EARNINGS PER SHARE

For the life insurance companies the surplus arising during the year is analysed into operating profit, investment income on the excess and capital appreciation on the excess.

The movement in the surplus, after allowing for basis changes, represents the distributable shareholders' earnings for the year for each life company, apart from Commercial Union Life Assurance Company of SA Limited (Commercial Union Life). The distributable earnings for Commercial Union Life are determined according to the articles of association and are principally a fixed proportion of the cost of bonuses payable to policyholders.

The company operating profit includes an appropriate share of the earnings of the subsidiary companies.

The calculation of the earnings per share is based on profit of R385 million (2000: R558 million) and a weighted average of 722 million (2000: 710 million) ordinary shares in issue. This calculation takes into account the shares issued in terms of both share schemes as well as the treasury shares repurchased.

Reconciliation of headline earnings	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
Net profit per income statement	**385**	558
Deferred tax (transitional levy)	**-**	95
Goodwill amortised	**42**	46
Capital appreciation on excess	**(172)**	-
Deferred tax (CGT)	**124**	-
	379	699

	Group		Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
22 NOTES TO THE CASH FLOW STATEMENT				
22.1 Non-cash items				
Depreciation - equipment	**68**	69	**38**	42
- intangibles	**10**	5	**10**	5
- investment property	**6**	8	**3**	4
Deferred tax	**22**	95	**10**	95
Outside shareholders' interest	**12**	62		
Foreign exchange difference	**21**	-		
Market value adjustment to cash items	**(56)**	75	**-**	3
Dividend in specie			**(1 839)**	
Transfer to long-term insurance fund	**3 904**	6 719	**3 936**	5 644
	3 987	7 033	**2 158**	5 793
22.2 Changes in current assets				
Deferred and arrear premiums	**(140)**	(64)	**(130)**	(62)
Accounts receivable	**(30)**	14	**22**	(3)
Subsidiaries acquired during year	**-**	2		
	(170)	(48)	**(108)**	(65)
22.3 Changes in current liabilities				
Claims in the process of settlement	**99**	91	**90**	66
Premiums paid in advance	**13**	(45)	**12**	(50)
Accounts payable	**114**	35	**51**	7
Provision for liabilities and charges	**35**	(16)	**21**	(13)
Subsidiaries acquired during year	**-**	(9)		
	261	56	**174**	10

	Group		Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
22.4 Tax paid				
Due at beginning of year	(127)	(27)	(105)	(21)
Tax provided during year	(315)	(368)	(257)	(303)
Due at end of year	275	127	237	105
	(167)	(268)	(125)	(219)
22.5 Dividend paid				
Due at beginning of year	(176)	(104)	(176)	(104)
Dividend declared for year	(108)	(296)	(108)	(296)
Due at end of year	-	176	-	176
	(284)	(224)	(284)	(224)
22.6 Cash resources and funds on deposit				
Funds on deposit and other money market instruments	2 914	2 294	1 876	1 412
Bank balances	211	197	69	74
	3 125	2 491	1 945	1 486

	Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
23 STAFF SHARE SCHEMES		
23.1 Share purchase scheme for senior staff		
Number of shares unissued (million)	49	16
Shares available for issue	81	38
Shares held by participants and trust	(32)	(22)
Total amount due by participants to trust for loans granted to take up shares	298	169
Loan from Metropolitan Life Ltd to the purchase scheme trust	297	166

Both loans to the participants and the loan from Metropolitan Life Ltd bear interest at the official rate for fringe benefits.

	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
23.2 Share incentive scheme for other staff		
Number of shares unissued (million)	34	15
Shares available for issue	40	20
Shares held by participants and trust	(6)	(5)
Total amount due by participants to trust for loans granted to take up shares	53	32
Loan from Metropolitan Life Ltd to the incentive scheme trust	58	37

Both loans to participants and the loan from Metropolitan Life Ltd are interest free.

24 PENSION AND PROVIDENT SCHEMES

The group operates retirement schemes to provide retirement benefits for the majority of its employees. All eligible employees are members of either a defined benefit or a defined contribution scheme. The assets of these schemes are held in administered trust funds. Scheme assets consist of policies of insurance issued by insurance companies in the New Africa Capital group. The Pension Funds Act, 1956 is the main legislation governing the schemes.

All in-service members of the defined benefit pension fund were given an option to transfer to a new defined contribution retirement fund at its commencement on 1 April 1999. About 7% of the active membership chose to remain in the defined benefit fund. The fund became closed to new members at that date. At 31 December 2001 the fund had 162 active members (2.7% of the group's total employees) and 937 pensioners.

The defined benefit scheme is valued actuarially at an interval of three years using the attained age method. The attained age method is widely accepted as the most appropriate funding method to apply in the case of a closed defined benefit fund. The previous valuation was carried out as at 1 April 1999. At that time, the valuator certified the scheme to be in a sound financial position, with a funding level of 116.3%. In the latest estimated valuation, carried out in March 2001, the fund was financially sound. At 31 December 2001 the market value of the scheme assets was R352 million (2000: R403 million). Due to the current South African legislation it is not possible to determine which extent of the surplus if any is likely to accrue to the group and accordingly no asset has been raised, as the surplus cannot be measured reliably at present.

Annual financial reviews are carried out on the defined contribution scheme. The previous review was carried out as at 1 April 2001. Under a defined contribution scheme, the liabilities of the scheme are equal to the assets. At 31 December 2001, the matched liabilities were R1 215 million (2000: R1 226 million).

The amount recognised as an expense for each scheme during the year is disclosed in the notes to the income statement.

	Group		Metropolitan Life Ltd	
	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm	Year ended 31.12.2001 Rm	Period ended 31.12.2000 Rm
25 CAPITAL COMMITMENTS				
Authorised but not contracted	16	-	-	-
Authorised and contracted	17	1	17	-
	33	1	17	-

The above commitments are in respect of furniture, computer equipment and promotions (2000: investment property). These commitments will be financed from internal sources.

26 CONTINGENT LIABILITIES

The group has no contingent liabilities with respect to guarantees (2000: R6.5 million guarantee was provided by Metropolitan Life Limited in respect of its fellow subsidiary, Metropolitan Health (Proprietary) Limited).

The group is aware of a potential claim arising against Metropolitan Health (Proprietary) Limited to be instituted following the liquidation of a medical scheme. Senior council has been consulted and the directors believe that no material liability will arise.

27 RELATED PARTY TRANSACTIONS

27.1 Holding company

New Africa Capital Limited is the ultimate holding company in the New Africa Capital group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile on page 126.

27.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All these transactions are disclosed in the directors' report on pages 83.

27 RELATED PARTY TRANSACTIONS (continued)

27.3 Policy administration

Certain companies in the group carry out third party policy and other administration activities for other related companies in the group. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

27.4 Staff share schemes

Loans were advanced to the two share schemes and to the participants in the schemes. Amounts outstanding at the end of the year are shown in note 23.

27.5 Property lease agreements

Certain related parties of the group are lessees in terms of arm's length property lease agreements with Metropolitan Life Limited or its property subsidiaries. Rental income and management fees received by Metropolitan Life Limited and its subsidiaries from group companies for the year ended 31 December 2001 amounted to R53 million (2000: R64 million) and R14 million (2000: R19 million) respectively.

27.6 Treasury shares

Metropolitan Life Limited has bought New Africa Capital Limited shares as treasury shares during the current year under review. Subsequent to year-end Metropolitan Life Limited acquired further shares as disclosed in the directors' statement on page 84. Below is a summary of activity in respect of the shares that were purchased.

Month	Number of shares '000	Average price per share (cents)	Total cost Rm
September 2001	248	844.9	2
October 2001	11 568	869.7	101
November 2001	5 683	866.5	49
December 2001	10 225	803.4	82
	27 724		234

27.7 Transactions with subsidiaries

Loans were advanced between Metropolitan Life Limited, its subsidiaries and fellow subsidiaries as funding. Set out below is a list of loans to/(from) subsidiaries and fellow subsidiaries included in debentures and loans and in interest in subsidiaries in the balance sheet of Metropolitan Life Limited.

	Indebtedness by/(to) subsidiaries	
Subsidiary	31.12.2001 Rm	31.12.2000 Rm
Metropolitan Life property subsidiaries	**582**	594
Investment subsidiaries	**33**	(18)
Unit trust management subsidiaries	**33**	23
Health subsidiaries	**29**	258
Asset management subsidiaries	**(28)**	5
Commercial Union Life Assurance Company of South Africa Ltd	**19**	71
Metropolitan Odyssey Ltd	**-**	2
Metropolitan Life (Namibia) Ltd	**15**	(13)
Metropolitan Life of Botswana Ltd	**1**	-
Ovation Global Investment Services (Pty) Ltd	**-**	5
	684	927

28 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A compliance officer monitors group compliance with regulatory requirements as well as investment mandates. This function, together with the risk management committee, addresses these pervasive requirements and monitors practices of best corporate governance.

The more important financial risks to which the group is exposed and the way in which they are managed are described below.

Capital adequacy

The group must maintain a capital balance that will be at least sufficient to meet obligations in the event of substantial deviations from the main risk assumptions affecting the group's business. These capital adequacy requirements are determined according to the generally accepted actuarial principles in terms of the guidelines issued by the Actuarial Society of South Africa. At 31 December 2001 the minimum capital adequacy requirement for the group was covered 4.3 times (2000: 5.0 times).

Matching of assets to liabilities

Mismatch risk is the risk that the liabilities to policyholders are not matched with appropriate types of assets.

Assets and liabilities are stated at fair value in the financial statements. Assets are valued at fair value as disclosed in the accounting policies on pages 99 and 103 while liabilities are valued in accordance with the assumptions set out in the group statement of actuarial values on pages 85 to 87 of these financial statements.

The New Africa Capital investment committee is responsible for establishing and monitoring investment mandates for the group. The New Africa Capital group matches its assets and liabilities where it believes that this is the most appropriate course of action for example, for linked business and for guaranteed endowments and annuity business. The mandate given to Metropolitan Asset Managers in respect of the assets backing the excess and the non-linked liabilities is to invest these according to the "house view," with the intention of maximising return having due regard to the risk involved.

The policy gives rise to the type of "mismatching" that should, in the longer term, enhance profitability. The New Africa Capital group, however, adopts a conservative approach to this "mismatch" and does not recognise these expected higher returns when calculating the embedded value and the financial soundness value.

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation and cause the group to incur a financial loss.

Fair values of investments may be affected by the creditworthiness of the issuer of securities. The credit risk exposure policy is formally defined such that the exposure to any institution in which the group has placed deposits, or to which has credit risk exposure, is limited to the lower of 25% of the institution's shareholders' funds, 2.5% of the group's assets at market value and 2.5% of the institution's total assets. For institutions with an "A" category credit rating by New Africa Capital, the limits are 50% of the institutions' shareholders' funds, 5% of the group's assets at market value and 5% of the institutions' total assets. Where the group has strong collateral in respect of its exposure to the institution (ie immediately convertible to cash even though the institution may already be in curatorship or under liquidation), the exposure is reduced by this collateral to determine whether the group is within the limits as set out above.

Currency risk

Currency risk is the risk that the rand value of a financial instrument, as in the case of investment assets, will fluctuate due to changes in foreign exchange rates.

The group has unit trusts and cash invested offshore which are denominated in foreign currency. These investments were made for the purpose of obtaining a favourable international exposure to foreign currency and investment value fluctuations in terms of investment mandates.

Equity risk

Equity risk is the risk that the value of a financial instrument will fluctuate as a result of changes in the market place.

Equity investments are made on behalf of policyholders, shareholders and investment clients. Equities are reflected at market values, which are susceptible to fluctuations. The stock selection and investment analysis process is supported by a well-developed research function.

Hedging

All hedging transactions are to hedge the exposure to changes in the fair value of recognised assets or liabilities. Realised and unrealised changes in market value relating to financial derivative instruments designated as a hedge are recognised on the same basis as the hedge asset.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in interest rates.

Changes in market interest rates have a direct effect on the contractually determined cash flows associated with floating rate financial assets and financial liabilities, and on the fair value of other investments. Fair values of fixed maturity investments included in the group's investment portfolios are subject to changes in prevailing market interest rates. Additionally, relative values of alternative investments and the liquidity of the instruments invested in could affect the fair value of interest rate linked investments. The ongoing assessment by an investment research team of market expectations within the South African interest rate environment drives the process of asset allocation in this category.

Property risk

Property risk is the risk that the value of the investment properties will fluctuate as a result of changes in the rental environment.

Property investments are made on behalf of policyholders, shareholders and other investment clients and are all reflected at market value. Diversification in property type, geographical location and tenant exposure are all used to reduce this risk.

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Focus on this risk has been exacerbated by the high HIV/AIDS incidence, which is already having a significant impact on mortality rates in the industry. Procedures to monitor, manage and report on underwriting risks include:

- the re-insurance of all risk related liabilities in excess of specified monetary or impairment limits
- the evaluation against established standards of all applications for risk cover in excess of specified limits by experienced underwriters; and
- the regular review of premium rates, guarantees and other policy conditions; and
- the issue of the annual statutory actuary report on the actuarial soundness of the premium rates in use and the profitability of the business, taking into consideration the reasonable benefit expectations of policyholders.

Scrip lending

The group is authorised to lend scrip and bonds up to a maximum of 60% of its specific holdings in each instrument and was engaged in scrip lending in respect of 3.1% (2000: 2.9%) of its listed equities and nil% (2000: 4.8%) of its bonds as at the year-end. The group requires collateral security and guarantees of between 105% and 110% of the value of the loaned securities. The collateral security required is in the form of cash and/or negotiable certificates of deposit. As at year-end, the group had securities with a market value of R642 million (2000: R973 million) on loan with appropriately accredited institutions. Fees received from scrip lending activities are included in investment return in the income statement.

SUBSIDIARY COMPANIES

Annexure I

	New Africa Capital Ltd		Metropolitan Life Ltd		
	Directors' valuation 31.12.2001 Rm	Indebtedness by/ (to) subsidiaries 31.12.2001 Rm	Directors' valuation 31.12.2001 Rm	Indebtedness by/ (to) subsidiaries 31.12.2001 Rm	Interest in subsidiaries 31.12.2000 Rm
Life insurance subsidiaries					
Metropolitan Life Ltd	3 359				
Metropolitan Odyssey Ltd	245				189
Commercial Union Life Assurance Company of South Africa Ltd	262				231
Metropolitan Life (Namibia) Ltd	122				39
Metropolitan of Botswana Ltd	55				21
Asset management subsidiaries					
Metropolitan Asset Managers Ltd	29				(6)
Metropolitan Life Unit Trust Management Company Ltd	24				44
Robrian Investments (Pty) Ltd	-				24
Ovation Global Investment Services (Pty) Ltd	-	1			5
Property subsidiaries			321	582	935
Investment subsidiaries	-		22	3	4
Health administration					
Metropolitan Health (Pty) Ltd	-	-			22
Metropolitan Health Holdings (Pty) Ltd	16	236			236
	4 112	237	343	585	
Indebtedness by subsidiaries	237		585		
Total interest in subsidiary companies	4 349		928		1 744

The subsidiaries are all wholly owned except for:

- Metropolitan Life of Botswana Ltd (75%)
- Metropolitan Health Corporate (Pty) Ltd (78.6%), which is the operating subsidiary of Metropolitan Health Holdings (Pty) Ltd
- Ovation Global Investment Services (Pty) Ltd (74.9%)

The subsidiaries are all situated in South Africa except for:

- Metropolitan Life (Namibia) Ltd, which is incorporated in Namibia
- Metropolitan Life of Botswana Ltd, which is incorporated in Botswana

An analysis of the major subsidiaries contribution to headline earnings is set out in the business summary on page 4.

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

NEW AFRICA CAPITAL FINANCIAL STATEMENTS

CONTENTS



BALANCE SHEET

at 31 December 2001

	2001 Rm	Notes
ASSETS		
Non-current assets		
Investment assets	5 357.9	
Equity	743.7	2
Loans	52.4	
Funds on deposit and other money market instruments	212.9	
Interest in subsidiaries	4 348.9	3, 13
Current assets	1.0	
Bank balances	1.0	
Total assets	5 358.9	
EQUITY AND LIABILITIES		
Capital and reserves	5 335.9	
Share capital	2 439.4	4
Distributable reserve	2 896.5	
Non-current liabilities		
Deferred tax	18.6	5
Current liabilities	4.4	
Accounts payable	0.6	
Provision for tax	0.7	6
Provision for liabilities and charges	3.1	7
Total equity and liabilities	5 358.9	

INCOME STATEMENT

for the year ended 31 December 2001

	2001 Rm	Notes
Investment return	2 920.0	8
Administration expenses	(4.0)	9
Income before tax	2 916.0	
Tax	(19.5)	10
Net profit	2 896.5	
Dividend per share (cents)		
Final – declared 26 March 2002	19.50	

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2001

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Total Rm
Balance at 21 December 2000	-			-
Shares issued in terms of scheme	-	2 463.0		2 463.0
Share issue cost written off		(23.6)		(23.6)
Net profit			2 896.5	2 896.5
Balance at 31 December 2001	-	2 439.4	2 896.5	5 335.9

CASH FLOW STATEMENT

for the year ended 31 December 2001

	2001 Rm
Cash flows from operating activities	
Profit before tax	2 916.0
Non-cash item	
Dividend in specie	1 838.5
Realised and unrealised changes in market values of investments	(2 916.0)
Working capital changes	
Accounts payable	0.6
Provision for liabilities and charges	3.1
Net cash inflow from operating activities	1 842.2
Cash flow from investing activities	
Equities	(745.1)
Loans	(57.7)
Interest in subsidiaries	(801.9)
Net cash outflow from investing activities	(1 604.7)
Cash flow from financing activities	
Share issue costs written off	(23.6)
Net cash outflow from financing activities	(23.6)
Net cash flow	213.9
Cash resources and funds on deposit at beginning of year	-
Cash resources and funds on deposit at end of year	213.9
Funds on deposit and other money market instruments	212.9
Bank balances	1.0
Cash resources and funds on deposit at end of year	213.9

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The basis of presentation and accounting policies of the company are the same as that of the group as set out on pages 99 to 103.

		2001 Rm
2 EQUITIES		
Listed shares		698.7
Unlisted shares		45.0
		743.7

A schedule of equity investments is available for inspection at the company's registered office.

Sectorial composition of listed equity investments		%
Mining resources		28.2
Non-mining resources		7.2
Financial		18.4
Industrial		46.2
		100.0

The company's five largest equity holdings are:	%	Rm
Johnnies Industrial Corporation Ltd	19.2	142.8
Anglo American Plc	10.7	79.7
Richemont Securities AG	6.8	50.2
Billiton Plc	6.0	44.5
Anglo American Platinum Corporation Ltd	5.0	37.2
	47.7	354.4

3 INTEREST IN SUBSIDIARIES

Equity valuation of subsidiaries	4 111.7
Indebtedness by subsidiaries	237.2
Total interest in subsidiary companies	4 348.9

Details of interest in subsidiaries are reflected in annexure 1.

4 SHARE CAPITAL

Details of share capital are disclosed in note 9 to the group annual financial statements on pages 108.

5 DEFERRED TAX

Capital gains tax	18.6

6 PROVISION FOR TAX

Charged to income statement	
Provisions - South African normal tax	0.7

7 PROVISION FOR LIABILITIES AND CHARGES

Charged to income statement	
Provisions - annual leave pay	1.4
- staff bonuses	1.7
Closing balance	3.1

8 INVESTMENT RETURN

Dividends received - listed equities	1.4
Interest received	2.6
Realised and unrealised changes in market value of investments	2 916.0
Investment assets	2.2
Subsidiaries	2 913.8
	2 920.0

	Year ended 2001 Rm
9 ADMINISTRATION EXPENSES	
Directors' emoluments	0.6
Executive - annual package	0.4
Non-executive - fees for services	0.2
Management fees - asset management	0.3
Marketing costs	0.5
Staff costs	1.0
Other expenses	1.6
	4.0
Staff costs	
Salaries	1.0

10 TAX

South African tax	
Normal - current year	0.7
Deferred tax - current year	18.6
Value-added tax	0.2
	19.5
Normal tax for the year as % of interest received	30.0

No provision has been made for deferred tax in relation to the unrealised capital appreciation on subsidiaries.

11 RELATED PARTY TRANSACTIONS

11.1 Holding company

New Africa Capital Limited is the holding company of the New Africa Capital group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile on page 126.

11.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All these transactions are disclosed in the directors' report on pages 83.

11.3 Transactions with subsidiaries

Certain subsidiaries carry out administration activities for the company. These activities are concluded at arm's length.

12 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Details of financial instruments and risk management are reflected in note 28 of the group annual financial statements on pages 118 to 119. The more important financial risks to which the company is exposed are credit risk, equity risk and interest rate risk.

13 SCHEME OF ARRANGEMENT

For further detail refer to group reorganisation in the directors' report on page 80.

Market value of Metropolitan Life Ltd shares	5 750
Adjustment to net asset value	(3 287)
Value by order of High Court - 19 September 2001	2 463
Dividend in specie from Metropolitan Life Ltd	(1 839)
Value of investment in Metropolitan Life Ltd	624
Unrealised changes in market value of investment	2 735
Equity accounted value of Metropolitan Life Ltd as disclosed in annexure 1	3 359

SHAREHOLDERS' PROFILE

Size of shareholding	Number of shareholders	% of issued share capital	Shares held (million)
Non-public			
Directors (excluding shares in share scheme)	4	0.2	1
Management	24	0.6	4
Staff share scheme members – unlisted	894	4.5	33
Staff share scheme members - listed	5 418	0.8	6
Treasury shares	1	3.9	28
Group policyholders' funds	1	4.4	32
Public			
Charity, local authority, overseas banks and universities	5	0.4	3
Life assurance companies	18	22.8	166
Investment trusts	6	8.5	62
Pension funds	45	29.5	215
Unit trusts	46	8.9	65
Individuals, nominee companies and trusts	24 968	15.5	113
Total	31 430	100.0	728

38 million shares (5.2%) are held by foreign investors.

Size of shareholding	Number of shareholders	% of total shareholders	Shares held (million)	% of issued share capital
1 – 5 000	30 317	96.5	75	10.3
5 001 – 10 000	293	0.9	2	0.3
10 001 – 50 000	468	1.5	12	1.7
50 001 – 100 000	167	0.5	11	1.5
100 001 – 1 000 000	108	0.3	41	5.6
1 000 001 and more	77	0.3	587	80.6
Total	31 430	100.0	728	100.0

BENEFICIAL OWNERS

Size of shareholding	Shares held (million)	% of issued share capital
Sanlam	102	14.0
Public Investment Commissioner (SA)	87	11.9
New Africa Investments Ltd	36	4.9
Liberty Life Association of Africa	35	4.8
Group policyholders' funds	32	4.4
Treasury shares – Metropolitan Life Ltd	28	3.9
Transnet pension funds	18	2.5
Investment Solutions	15	2.1
Total	353	48.5

Pursuant to the provisions of section 140A of the Companies Act of 1973, beneficial shareholdings exceeding 2% in aggregate, as at 31 December 2001, are disclosed.

STOCK EXCHANGE PERFORMANCE

	Year ended 31.12.2001	Year ended 31.12.2000
Value of shares traded (rand million) *	**2 472**	1 810
Volume of shares traded (million) *	**273**	209
Shares traded (% of total shares in issue)	**39.0**	29.4
Traded prices (cents per share)		
Highest	**1 060**	1 175
Lowest	**650**	690
Last sale of year (closing)	**800**	980
Price/headline earnings ratio	**15.24**	9.95
Dividend yield % (normal dividend)	**4.38**	3.16
Total shares issued (million) *	**700**	712
Listed *	**667**	690
Unlisted	**33**	22
Market capitalisation at year-end (rand billion) *	**5.60**	6.98

NAC's ordinary shares are quoted on the JSE Securities Exchange South Africa (rand) and The Namibian Stock Exchange (Namibian dollar).

*Net of 28 million treasury shares acquired for R234 million in 2001.

SHAREHOLDERS' DIARY

Financial year-end		31 December
Reporting	Interim results	19 September 2001
	Announcement of year-end results	27 March 2002
	Annual report published	March 2002
	Annual general meeting	28 May 2002
Dividends	**Interim**	
	Declared	7 September 2001
	Last day to register	19 September 2001
	Paid	5 October 2001
	Final	
	Declared	26 March 2002
	Last day to trade	12 April 2002
	Record date	19 April 2002
	Paid	22 April 2002

RELATIONS WITH SHAREHOLDERS

The New Africa Capital board and management are committed to building and sustaining good communication with shareholders. Efforts include regular meetings with institutional shareholders to ensure clarity regarding the group's strategy and objectives, and regular contact between leading analysts and New Africa Capital regarding the publication of research relating to the group.

ADMINISTRATION

New Africa Capital

Secretary and registered office
Bongiwe Gobodo-Mbomvu
Parc du Cap 7,
Mispel Road, Bellville 7530
South Africa

Investor relations
Nico Oosthuizen
Telephone: +27 21 940 6111
Fax: +27 21 940 6690
Email: noosthuizen@metropolitan.co.za

Postal address
New Africa Capital
P O Box 2212, Bellville 7535
South Africa
Telephone: +27 21 940 5911
Fax: +27 21 940 5370

Internet address
http://www.newafricacapital.co.za
email: info@metropolitan.co.za

Auditors
Ernst & Young
PricewaterhouseCoopers Inc.

Transfer secretaries
Computershare
Edura, 41 Fox Street
Johannesburg 2000
P O Box 61051, Marshalltown 2107

Company registration number
2000/031756/06

Metropolitan Life Ltd

Reg no 1949/032491/06

Registered office
Parc du Cap 7
Mispel Road, Bellville 7530

Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 5911
Fax: +27 21 940 5370
http://www.metropolitan.co.za

Board of directors

Executive:
D H Pead – appointed 21.09.2001
A Sithole – appointed 01.07.2001

Non-executive:
Mrs G T Serobe * – chairman
P R Doyle *
P E Speckmann *
W Coetzee – appointed 21.09.2001
F W van Zyl – appointed 21.09.2001
J T M van den Hoven

Resigned 21.09.2001
N Z Buthelezi *
Prof W P Esterhuyse *
Mrs F Jakoet *
S A Muller *
J E Newbury *
M L Smith *
Dr F A Sonn *
Mrs I Charnley *
Dr I A Goldin *
S Zungu *

* Appointed to New Africa Capital Limited board

Metropolitan Odyssey Ltd

Reg no 1993/007525/06

Registered office
Parc du Cap 7
Mispel Road, Bellville 7530

Postal address
P O Box 71, Cape Town 8000
Telephone: +27 21 403 9200
Fax: +27 21 403 9201

Commercial Union Life Assurance Company of SA Ltd

Reg no 1991/005540/06

Registered office
Parc du Cap 7
Mispel Road, Bellville 7530

Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 5911
Fax: +27 21 940 5370

Metropolitan Life (Namibia) Ltd

Reg no 89/327
R A V E Fouché – managing director

Registered office
Bülow Street, Windhoek, Namibia

Postal address
P O Box 24324, Windhoek, Namibia
Telephone: +9264 61 239 140
Fax: +9264 61 248 191

Metropolitan Life of Botswana Ltd

Reg no 96/1957
T W Johnson – managing director

Registered office
4th Floor Finance House, Khama Crescent, Gaberone, Botswana

Postal address
P O Box 41015, Gaberone, Botswana
Telephone: +9267 357761
Fax: +9267 306639

Metropolitan Asset Managers Ltd

Reg no 1943/016657/06
P L Morrall – managing director

Registered office
Parc du Cap 7
Mispel Road, Bellville 7530

Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 6001
Fax: +27 21 940 6970

Metropolitan Health group

Reg no 1999/027578/07
Reg no 1904/002156/07
B L E Khan – chief executive

Registered office
116 Buitengracht Street,
Cape Town 8000

Postal address
P O Box 1242, Cape Town 8000
Telephone: +27 21 480 4511
Fax: +27 21 480 4759

Design: Averil Steed Design, Photography: Kelly Walsh, Printing: Creda Communications

NEW AFRICA CAPITAL

FINANCIAL SERVICES GROUP

NEW AFRICA CAPITAL LIMITED
(Incorporated in the Republic of South Africa)
(Reg no 2000/031756/06)
("NAC" or "the Company")

NOTICE OF THE FIRST ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given that the first annual general meeting of the shareholders of the Company will be held at 12h30 on Tuesday, 28 May 2002 in the Executive Suite, First Floor, Parc du Cap 7, Mispel Road, Bellville, at which the following special resolution and ordinary resolutions will be proposed and, if deemed fit, passed with or without modifications:

SPECIAL RESOLUTION

THAT the Company renew its general approval for a share buy-back with the following resolution:

"THAT the Board of Directors of the Company and of any subsidiary of the Company be and they are hereby authorised by way of a general approval to approve the acquisition of any of the Company's shares by the Company or by any of its subsidiaries, subject always to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next following annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;
- this general approval to acquire shares be limited in the case of an acquisition by the Company of its own shares to a maximum of 20% of the Company's issued share capital of that class at the time the approval is granted;
- in the case of an acquisition by a subsidiary company of shares in its holding company, to a maximum of 10% of that holding company's issued share capital of that class at the time the approval is granted;
- acquisition will not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;
- the capital adequacy requirements applicable to the Company will not be compromised."

REASON FOR AND INTENTION OF THE PROPOSED SPECIAL RESOLUTION

The reason for the special resolution is to enable the Company or a subsidiary company, by way of a general approval, to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be), such authority to remain valid until the Company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

The intention of the proposed special resolution to repurchase ordinary shares in the Company is to allow the directors flexibility and discretion to repurchase shares in the Company at such time they feel it to be appropriate taking into consideration, inter alia, market conditions, the Company's share price and the impact of a share repurchase on the Company's net asset value and earnings per share.

Effect of special resolution

The effect of the Special Resolution is to enable the Company or a subsidiary company to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be).

Ordinary resolutions

1. THAT the Company receive the annual financial statements of the Company for the financial year ended 31 December 2001, including the directors' report, the auditors' report and the valuator's report.
2. THAT the Company confirms the remuneration payable to the directors for services rendered during the financial year ended 31 December 2001, as recorded in the financial statements.
3. THAT the Company authorises the directors to fix the remuneration of the auditors for the past year.
4. THAT the Company confirms the appointments of Mrs G T Serobe, Mr P R Doyle, Mr A M Sithole, Mr P E Speckmann, Mr N Z Buthelezi, Mrs I Charnley, Prof W P Esterhuyse, Dr I A Goldin, Mr S A Muller, Mr J E Newbury, Mr M M Ngoasheng, Mr M L Smith, Dr F A Sonn, Mr J C van Reenen and Mr S D M Zungu as newly appointed directors.

Copies of the abovementioned directors' curriculum vitae are available from the company secretary.

5. THAT the Company considers and, if deemed appropriate, passes the following resolution as an ordinary resolution with or without amendments:

   "That all the unissued shares of the company shall be placed under the control of the directors who are authorised to issue such shares as they may deem fit, subject to the provisions of the Companies Act and the listing requirements of the JSE Securities Exchange SA."
6. THAT the Company transacts such other business as may be transacted at an annual general meeting.
7. THAT any one director of the Company or the company secretary be and is hereby authorised to take such steps, do all such things and sign all such documents as may be necessary or required for the purpose of implementing the provisions of the ordinary resolutions proposed at this meeting.

Voting and proxies

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and on a poll to vote or abstain from voting in his stead.

A proxy need not be a shareholder of the Company.

A form of proxy is attached for the convenience of any shareholder who is unable to attend the annual general meeting, but who wishes to be represented thereat.

The form of proxy must be received at the registered office of the Company by not later than 09h30 on Thursday, 23 May 2002.

On a show of hands, every shareholder present in person or represented by proxy shall have one vote, and on a poll every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

By order of the board

Mrs B Gobodo-Mbomvu
Company secretary

26 March 2002
Cape Town

Registered office
Parc du Cap 7
Mispel Road
Bellville 7530

Directors: Mrs G T Serobe (chairman), P R Doyle (group chief executive), A M Sithole (executive), P E Speckmann (executive), N Z Buthelezi, Mrs I Charnley, Prof W P Esterhuyse, Dr I A Goldin, S A Muller, J E Newbury, M M Ngoasheng, M L Smith, Dr F A Sonn, J C van Reenen, S Zungu.

NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

FORM OF PROXY

I, ...

of ....

being the holder of .... (amount) shares in New Africa Capital Limited, hereby appoint as my proxy the following person:

....(full name of proxyholder)

of ....

or, failing him, ... (full name of proxyholder)

of ....

or failing him, the duly appointed chairman of the meeting to attend, speak and vote for me and on my behalf at the annual general meeting of the Company to be held in Bellville on Tuesday, the 28th day of May 2002 at 12h30, as well as at any adjournment of the said meeting.

Signed at .... on this .... day of .... 2002.

SIGNATURE ....

VOTING INSTRUCTIONS

(Indicate instructions to the appointed proxy by way of a cross in the spaces provided below – if no indications are given, the proxy may vote as he/she thinks fit)

SPECIAL RESOLUTIONS

NATURE OF RESOLUTION	FOR	AGAINST	ABSTAIN
General approval of share buy-back			

ORDINARY RESOLUTIONS

NATURE OF RESOLUTION	FOR	AGAINST	ABSTAIN
Approval of financial statements			
Approval of directors' remuneration			
Confirmation of the appointment of new directors:			
Mrs G T Serobe			
Mr P R Doyle			
Mr A M Sithole			
Mr P E Speckmann			
Mr N Z Buthelezi			
Mrs I Charnley			
Prof W P Esterhuyse			
Dr I A Goldin			
Mr S A Muller			
Mr J E Newbury			
Mr M M Ngoasheng			
Mr M L Smith			
Dr F A Sonn			
Mr J C van Reenen			
Mr S D M Zungu			
Authorising directors to fix the remuneration of the auditors			
Authorising directors generally to issue and allot shares			

